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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Smart & Final Stores, Inc.
(Name of Subject Company)

Smart & Final Stores, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

83190B 101
(CUSIP Number of Class of Securities)

Leland P. Smith
Senior Vice President, Real Estate, General Counsel and Secretary
Smart & Final Stores, Inc.
600 Citadel Drive
Commerce, California 90040
(323) 869-7500
(Name, address and telephone numbers of person authorized
to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Michael Woronoff, P.C.
Pippa M. Bond, P.C.
Kirkland & Ellis LLP
333 South Hope Street
29th Floor
Los Angeles, California 90071
(213) 680-8400

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.    SUBJECT COMPANY INFORMATION

  (a) Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is Smart & Final Stores, Inc., a Delaware corporation ("S&F" or the "Company"). S&F's principal executive offices are located at 600 Citadel Drive, Commerce, California 90040. S&F's telephone number at this address is (323) 869-7500.

  (b) Securities

        The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share, of S&F (the "S&F Common Stock"). As of the close of business on May 10, 2019, there were 76,489,536 shares of S&F Common Stock (the "Shares") issued and outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

  (a) Name and Address

        The name, business address and business telephone number of S&F, which is the subject company and the person filing this Schedule 14D-9, are set forth in "Item 1. Subject Company Information" above.

  (b) Tender Offer

        This Schedule 14D-9 relates to the cash tender offer by First Street Merger Sub, Inc., a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of First Street Parent, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding Shares at a purchase price of $6.50 per Share (the "Offer Price"), net to the seller in cash, without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 14, 2019 (as amended or supplemented from time to time in accordance with the Merger Agreement described below, the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal", which, together with the Offer to Purchase and any amendments or supplements thereto from time to time in accordance with the Merger Agreement described below, constitutes the "Offer"). Parent and Purchaser are controlled by certain equity funds (the "Apollo Funds") managed by Apollo Management IX, L.P. ("Apollo Management IX"), a Delaware limited partnership and a subsidiary of Apollo Global Management, LLC ("Apollo Global Management" and, together with its other affiliates, "Apollo").

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 16, 2019 (as it may be amended from time to time, the "Merger Agreement"), by and among Parent, Purchaser and S&F. The consummation of the Offer is subject to various conditions, including among others, (i) as of the expiration of the Offer, the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn prior to the expiration of the Offer, together with the Shares then owned by Purchaser or its "affiliates" (as such term is defined in Section 251(h) of the Delaware General Corporation Law (the "DGCL")), represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer, (ii) the expiration or termination of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approval by the Mexican Federal Economic Competition Commission or the Mexican Federal Institute of Telecommunications (as applicable) (collectively, the "Regulatory Condition"), (iii) the completion of a specified marketing period for the debt financing (the "Marketing Period") Parent and Purchaser are using to fund a portion of the aggregate Offer Price to be paid to tendering stockholders of S&F upon closing the Offer and to the remaining stockholders of S&F upon closing the Merger, (iv) the absence of any temporary restraining order, preliminary or permanent injunction or other order or action taken or legal requirement by any governmental body which prevents the consummation of the Offer or the Merger, (v) the Merger Agreement not having been terminated in accordance with its terms, (vi) that, since the date of the Merger Agreement, a Material Adverse Effect (as defined in the Merger Agreement) has not occurred, and (vii) each of the other conditions set forth in Annex I to the Merger Agreement.

        Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser must (and Parent must cause Purchaser to) (i) promptly following the Expiration Time (as defined below) (and in any event, no later than the business day immediately following the date on which the Expiration Time occurs), accept for payment (the time of such acceptance, the "Offer Acceptance Time"), and (ii) promptly following the Expiration Time (and in any event no later than the second business day) after the Offer Acceptance Time pay for such Shares (the time of payment for such Shares, the "Offer Closing"). The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer Closing, but in any event no later than the date of the Offer Closing and subject to the satisfaction or waiver of certain customary conditions set forth in the Merger Agreement, Purchaser will merge with and into S&F (the "Merger"), with S&F continuing as the surviving corporation (the "Surviving Company") and a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Merger Effective Time"), the Shares not purchased pursuant to the Offer (other than Shares owned by S&F, by Parent or Purchaser, by a wholly owned subsidiary of Parent or S&F, or by stockholders of S&F who have perfected their statutory rights of appraisal pursuant to Section 262 of the DGCL, collectively, the "Excluded Shares") will be cancelled and converted into the right to receive the Offer Price. As a result of the Merger, S&F will cease to be a publicly traded company and will become wholly owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement, but excluding the financing for the Offer and the Merger, are collectively referred to as the "Transactions."

        The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the irrevocable acceptance for payment by Purchaser in the Offer of at least such percentage of the stock of S&F as would be required to adopt the Merger Agreement at a meeting of stockholders, which in the case of S&F is Shares that represent one Share more than 50% of the number of Shares that are then issued and outstanding at the time of the expiration of the Offer. Assuming no additional Shares were issued after April 12, 2019, based on the Shares outstanding as of April 12, 2019, the aggregate number of Shares Purchaser must acquire in the Offer in order to satisfy the Minimum Condition equals 38,257,106 Shares, which represents one Share more than 50% of the Shares issued and outstanding as of April 12, 2019. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of S&F will be required to consummate the Merger.

        The terms and conditions of the Offer are described in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. As set forth in the Offer to Purchase, the principal executive office of each of Parent and Purchaser is located at 9 West 57th Street, 43rd Floor, New York, New York 10019, and the telephone number at such principal executive office is 212-515-3200. The Offer is also described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time in accordance with the Merger Agreement, the "Schedule TO"), which was filed by Parent, Purchaser and Apollo Management IX with the U.S. Securities and Exchange Commission (the "SEC") on May 14, 2019.

        Purchaser commenced (within the meaning of Rule 14D-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) the Offer on May 14, 2019. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer will initially be scheduled to expire at 5:00 p.m. New York City Time, on June 17, 2019, the date that is twenty-four (24) business days (calculated in accordance with Rule14d-1(g)(3) under the Exchange Act) following the commencement of the Offer (such time, or such subsequent time to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the "Expiration Time"). Purchaser will not be required or permitted (without the consent of Smart & Final) to extend the Offer or the Expiration Date beyond the earlier to occur of (a) the date of the valid termination of the Merger Agreement and (a) two days prior to the End Date. The End Date is August 16, 2019, but will be automatically extended to October 16, 2019 if the Regulatory Condition has not been satisfied or waived by one minute after 11:59 p.m. Eastern Time, on August 16, 2019. Additionally, if the Marketing Period has commenced, but the Shares tendered in the Offer have not been accepted for payment, then the End Date will automatically be extended to the date that is five business days following the then-scheduled end date of the Marketing Period (which will not be later than September 26, 2019 or, if the End Date has been extended due to the Regulatory Condition not having been satisfied, November 8, 2019).

        For the reasons described in more detail below, the board of directors of S&F (the "Board") unanimously recommends that S&F's stockholders accept the Offer and tender their Shares pursuant to the Offer. For more information regarding the recommendation of the Board, see "Item 4. The Solicitation or Recommendation—Reasons for Recommendation."

        The foregoing summary of the Offer is qualified in its entirety by reference to the more detailed description and explanation contained in the Merger Agreement, the Offer to Purchase, the Letter of Transmittal and other related materials, as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Merger Agreement. In addition, all of these materials (and all other documents related to the Offer filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov and on the "Investors" section of the Company's website at www.smartandfinal.com/overview. Information on, or accessible through, the Company's website is not part of this Schedule 14D-9 and is not incorporated by reference herein.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Except as set forth in this Schedule 14D-9, or as otherwise incorporated by reference herein, to the knowledge of S&F, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (a) S&F or any of its affiliates, on the one hand, and (b)(x) any of S&F's executive officers, directors or affiliates, or (y) Parent or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. S&F's executive officers and the members of the Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to the interests of S&F's stockholders generally, and are described below in this section. The Board was aware of those interests and considered that such interests may be different from or in addition to the interests of S&F's stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Relationship with Parent and Purchaser

Merger Agreement

        On April 16, 2019, S&F, Parent, and Purchaser entered into the Merger Agreement. The summary of the material terms of the Merger Agreement set forth in Section 11—"Purpose of the Offer and Plans for Smart & Final Stores, Inc.; Transaction Documents—The Merger Agreement" of the Offer to Purchase, and the description of the conditions of the Offer set forth in Section 13—"Conditions of the Offer" of the Offer to Purchase, respectively, are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entireties by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        The summary and description have been included in this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Parent, Purchaser, S&F or their respective affiliates. The representations and warranties of S&F contained in the Merger Agreement were made solely for the benefit of Parent and Purchaser. In addition, such representations and warranties (a) were made only for purposes of the Merger Agreement, (b) are qualified by documents filed with, or furnished to, the SEC by S&F prior to the date of the Merger Agreement, (c) are qualified by confidential disclosures made to Parent and Purchaser in connection with the Merger Agreement, (d) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (e) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (f) were included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the Merger Agreement is incorporated by reference in this Schedule 14D-9 only to provide holders of Shares with information regarding the terms of the Merger Agreement, and not to provide holders of Shares with any other factual information regarding S&F or its subsidiaries or business. Holders of Shares should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of S&F or any of its subsidiaries or business. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in S&F's public disclosures. Other than the indemnification provisions of the Merger Agreement (which are discussed in "Arrangements with Current Executive Officers and Directors of S&F—Indemnification and Exculpation of Directors and Officers" below), the rights of S&F's stockholders to receive the Offer Price and the holders of certain equity awards to receive the consideration described in the Merger Agreement in the event the Offer Acceptance Time occurs, the rights of S&F to pursue certain equitable remedies on stockholders' behalf, and the rights of certain financing sources of Parent and Purchaser as set forth in the Merger Agreement, nothing in the Merger Agreement confers any rights or remedies upon any person other than the parties to the Merger Agreement. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding S&F that has been, is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and other documents that S&F files with the SEC.

The Limited Guarantee

        On April 16, 2019, simultaneously with the execution of the Merger Agreement, the Apollo funds provided S&F with a limited guarantee (the "Limited Guarantee") pursuant to which each such fund, severally and not jointly, guarantees the payment and performance of Parent's obligations to S&F with respect to the payment of the Parent Termination Fee (as defined in the Merger Agreement), the Enforcement Expenses (as defined in the Merger Agreement), certain reimbursement and indemnification obligations related to financing cooperation and damages resulting from fraud or willful breach of the Merger Agreement to the extent such damages survive termination of the Merger Agreement, in each case, subject to a maximum aggregate obligation of $32.5 million and the other terms and conditions of the Limited Guarantee as described in Section 11—"Purpose of the Offer and Plans for Smart & Final Stores, Inc.; Transaction Documents—The Merger Agreement—The Limited Guarantee" of the Offer to Purchase.

        The foregoing summary and description of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Non-Disclosure Agreement

        S&F and Apollo Management IX entered into a confidentiality and non-disclosure agreement dated as of November 8, 2018 (the "Non-Disclosure Agreement"). As a condition to being furnished Evaluation Material (as defined in the Non-Disclosure Agreement), Apollo Management IX agreed that such Evaluation Material will be kept confidential by it and its representatives and will be used solely for the purpose of evaluating a possible transaction involving S&F. The Non-Disclosure Agreement contains customary standstill provisions with a term of one year that would automatically terminate before the expiration of such term in certain situations, including the entry by S&F into a definitive acquisition agreement with a third party pursuant to which such third party agrees to acquire at least a majority of the outstanding voting securities of S&F. The Non-Disclosure Agreement expires on May 8, 2020.

        The foregoing summary and description of the Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Non-Disclosure Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Exclusivity Agreements

        S&F and Apollo Management IX entered into an exclusivity agreement, dated as of March 19, 2019 (the "First Exclusivity Agreement"), pursuant to which the Company agreed not to, for a period of 15 days from the date thereof, (a) initiate contact with, solicit, encourage, discuss or disclose, directly or indirectly, any information concerning the Company or its subsidiaries, (b) afford any access to the personnel, offices, facilities, properties, books and records of the Company or any of its subsidiaries, (c) enter into any discussion, negotiation, understanding, agreement or arrangement with any person or entity (other than Apollo Management IX or its representatives), or (d) issue or transfer any capital stock of the Company (excluding compensatory equity issued in the ordinary course of business), in each case in connection with the acquisition of, or any proposal or offer for the acquisition of, the Company or any of its subsidiaries or any or all of the capital stock or other equity interests or a material portion of the assets of the Company or any of its subsidiaries (excluding sales of inventory in the ordinary course of business) (each, a "Prohibited Activity"). The First Exclusivity Agreement was later amended so that it expired before the open of business on March 25, 2019.

        S&F and Apollo Management IX entered into a second exclusivity agreement, dated as of April 12, 2019 (the "Second Exclusivity Agreement" and together with the First Exclusivity Agreement, the "Exclusivity Agreements"), pursuant to which the Company agreed not to, until noon Pacific time on April 15, 2019, engage in any Prohibited Activities. The Second Exclusivity Agreement terminated at noon Pacific time on April 15, 2019 and was not extended.

        The foregoing summary and description of the Exclusivity Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreements, which are filed as Exhibits (e)(4) and (e)(5) hereto and are incorporated herein by reference.

The Tender and Support Agreement

        On April 16, 2019, concurrently with the execution of the Merger Agreement, two stockholders of the Company, Ares Corporate Opportunities Fund III, L.P. and Ares Corporate Opportunities Fund IV, L.P. (together, the "Ares Holders"), entered into a tender and support agreement (the "Tender and Support Agreement") with Parent, Purchaser, and for the limited purposes set forth therein, the Company, pursuant to which each Ares Holder agreed, among other things, to tender all Shares held by such Ares Holder into the Offer (collectively 44,218,762 Shares representing in the aggregate approximately 58% of the total issued and outstanding Shares as of May 10, 2019) and, at any meeting of the stockholders of S&F, however called, with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval proposed to be taken by written consent of the stockholders of S&F with respect to any of the following, each Ares Holder agreed to appear at such meeting (in person or by proxy) or otherwise cause the Shares (to the extent that any of the Shares are not purchased in the Offer) to be counted as present for purposes of calculating a quorum and shall vote (or cause to be voted) or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares that such Ares Stockholder will be entitled to so vote (to the extent that any of the Shares are not purchased in the Offer), in each case to the fullest extent that such Ares Holder's Shares are entitled to vote: (a) in favor of (i) the adoption and approval of the Merger Agreement and all other transactions contemplated by the Merger Agreement (if applicable) and (ii) any proposal to adjourn or postpone the meeting of the stockholders of the Company to a later date if there are not sufficient votes for the adoption and approval of the Merger Agreement and the transactions contemplated thereby (if applicable), (b) against (i) any action, proposal, or agreement that would (or would reasonably be expected to) prevent, impede, interfere with, delay postpone or adversely affect the Offer, the Merger Agreement or the other transactions contemplated by the Merger Agreement, in each case in any material respect, (ii) any change in the present capitalization of the Company or any amendment of the certificate of incorporation of the Company or (iii) any Acquisition Proposal (as defined in the Merger Agreement) and (c) in favor of any other matter expressly contemplated by the Merger Agreement and necessary for consummation of the transactions contemplated by the Merger Agreement, which is considered at any such meeting of the stockholders of the Company. In addition, the Ares Holders agreed to comply with certain restrictions on the disposition of such Shares, in each case subject to the terms and conditions contained therein and to not solicit or initiate discussions with third parties regarding other acquisition proposals regarding the Company.

        Under the terms of the Tender and Support Agreement, each Ares Holder (a) waived and agreed not to exercise any appraisal rights (including pursuant to Section 262 of the DGCL) in respect of such Ares Holder's Shares that may arise with respect to the Offer and the Merger, (b) agreed not to commence or join in, and agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Purchaser, S&F or any of their respective successors (x) challenging the validity of, or seeking to enjoin the operation of, any provision of the Tender and Support Agreement (other than in connection with any breach of the Support Agreement by Parent or Purchaser) or (y) alleging breach of any fiduciary duty in connection with the negotiation and entry into the Merger Agreement and (c) agreed to notify Parent of any development occurring after the date of the Tender and Support Agreement that, to such Ares Holder's knowledge, causes any breach of any of the representations and warranties of such Ares Holder set forth in the Tender and Support Agreement.

        The Tender and Support Agreement will terminate automatically, and have no further force and effect, as of the earliest to occur of (a) the Effective Time; (b) the valid termination of the Merger Agreement; (c) the date of any modification or amendment to, or the waiver of any provision of, the Merger Agreement, as in effect on the date of the Tender and Support Agreement, that reduces the amount, changes the form of consideration payable, or otherwise adversely affects all of the stockholders of Smart & Final in any material respect; (d) the making of a Company Adverse Change Recommendation (as defined in the Merger Agreement); or (e) the effectiveness of a written agreement executed by the parties to the Merger Agreement to terminate the Merger Agreement.

        The foregoing summary and description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreement, which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

Equity and Debt Commitment Letters

        Parent has received an Equity Commitment Letter, dated April 16, 2019 (the "Equity Commitment Letter"), from the Apollo Funds pursuant to which the Apollo Funds have committed, severally, and not jointly, subject to the conditions of the Equity Commitment Letter, equity financing ("Equity Financing" and together with the Debt Financing, the "Financing") in an aggregate amount equal to $438 million, for the purpose of enabling (a) Parent to cause the Offeror to accept for payment and pay for any Shares tendered pursuant to the Offer at the Offer Closing (the "Offer Amount") and (b) Parent to make the payments due under the Merger Agreement to S&F stockholders and holders of Company Options, Company Restricted Stock Awards and other shares of common stock of S&F (the "Merger Amount"). With respect to the Offer Amount and the Merger Amount, the conditions to the Equity Investors' funding obligation under the Equity Commitment Letter include: (i) the execution and delivery of the Merger Agreement by S&F, (ii) the satisfaction or waiver by Offeror or Parent of the Offer Conditions, (iii) the contemporaneous acceptance for payment by the Offeror of all Shares validly tendered and not validly withdrawn pursuant to the Offer, and (iv) the simultaneous closing of the Debt Financing pursuant to the terms of the Debt Commitment Letter.

        The Apollo Funds' funding obligations under the Equity Commitment Letter will terminate automatically and immediately upon the earliest to occur of: (a) a valid termination of the Merger Agreement in accordance with its terms subject to certain exceptions, (unless S&F has previously commenced an action for specific performance under the Equity Commitment Letter, in which case the Equity Commitment Letter will terminate upon the final, non-appealable resolution of such action by a court of competent jurisdiction and the satisfaction by such Apollo Fund of any obligations finally determined or agreed to be owed by such Apollo Fund, consistent with the terms of the Equity Commitment Letter), (b) the funding of the Aggregate Commitment, (c) S&F accepting payment in full by the Apollo Funds of the Guaranteed Obligations under the Limited Guarantee on the terms and subject to the conditions thereof, and (d) the assertion by S&F or any of its affiliates of certain claims against any Apollo Fund and certain other related parties.

        S&F is a third party beneficiary of the Equity Commitment Letter for the limited purpose of causing the Equity Financing to be funded, but only if (a) S&F is awarded specific performance pursuant to the Merger Agreement or (b) S&F is enforcing its right to consent to certain matters set forth in the Equity Commitment Letter.

        Subsidiaries of Parent have received (a) the commitment letter, dated April 16, 2019 (the "Smart Foodservice Debt Commitment Letter") from prospective arrangers and lenders (the "Smart Foodservice Lender Parties") to provide, subject to the satisfaction (or waiver by the Smart Foodservice Lender Parties) in all material respects of the conditions set forth therein, to Sage Borrowco, LLC ("Smart Foodservice Borrower"), a senior secured term loan facility in an aggregate principal amount of $380 million (the "Smart Foodservice Term Facility") (the proceeds of which are expected to be used to consummate the Offer and the Merger and related transactions) and a senior secured revolving credit facility with an aggregate commitment of $50 million (the "Smart Foodservice Revolving Facility" and, together with the Smart Foodservice Term Facility, the "Smart Foodservice Credit Facilities") (the proceeds of which may be used by Smart Foodservice for general corporate purposes, including a capped amount that may be used to consummate the Offer and the Merger and related transactions), (b) the debt commitment letter, dated April 16, 2019 (the "S&F Term Debt Commitment Letter") from prospective arrangers and lenders the ("S&F Term Lender Parties") to provide, subject to the satisfaction (or waiver by the S&F Term Lender Parties) in all material respects of the conditions set forth therein, to Saffron Borrowco, LLC (the "S&F Borrower"), a senior secured term loan facility in an aggregate principal amount of $430 million (the "S&F Term Facility") (the proceeds of which are expected to be used to consummate the Offer and the Merger and related transactions) and (c) the debt commitment letter, dated April 16, 2019 (the "S&F ABL Debt Commitment Letter," and, together with the S&F Term Debt Commitment Letter, the "S&F Debt Commitment Letters," and the S&F

Debt Commitment Letters, together with the Smart Foodservice Debt Commitment Letter, the "Debt Commitment Letters") from prospective arrangers and lenders the ("S&F ABL Lender Parties" and, together with the S&F Term Lender Parties, the "S&F Lender Parties" and the S&F Lender Parties, together with the Smart Foodservice Lender Parties, the "Lender Parties") to provide, subject to the satisfaction (or waiver by the S&F ABL Lender Parties) in all material respects of the conditions set forth therein, to the S&F Borrower, an asset-based revolving credit facility with an aggregate commitment of $175 million (the "S&F ABL Facility" and, together with the S&F Term Facility, the "S&F Credit Facilities" and the S&F Credit Facilities, together with the Smart Foodservice Credit Facilities, the "Debt Financing") (the proceeds of which may be used by Smart Foodservice for general corporate purposes, including a capped amount that may be used to consummate the Offer and the Merger and related transactions), in each case, for the purpose of financing the Offer and the Merger, refinancing certain of S&F's existing indebtedness, paying fees and expenses incurred in connection with the Offer and the Merger and the transactions contemplated thereby and for providing ongoing working capital and for other general corporate purposes of Smart Foodservice Borrower and its subsidiaries or the S&F Borrower and its subsidiaries, as applicable.

        In the event that (a) the Closing Date does not occur on or before the End Date, as such date may be extended in accordance with the terms of the Merger Agreement (but in no event later than November 8, 2019), (b) the Merger Agreement is terminated in accordance with its terms without the consummation of the Merger having occurred or (c) the Merger is consummated without the use of the applicable Debt Financing, then the applicable Debt Commitment Letters and the commitment of the applicable Lender Parties with respect to the applicable Debt Financing will automatically terminate, unless the applicable Lender Parties, in their discretion, agree to an extension. The documentation governing the Debt Financing has not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in this document. Each of Parent, the Smart Foodservice Holdings (as defined below) and the S&F Holdings (as defined below) has agreed to use its commercially reasonable efforts to consummate the Debt Financing on the terms and conditions described in each Debt Commitment Letter. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Smart Foodservice Debt Commitment Letter or either S&F Debt Commitment Letter, Parent, the Smart Foodservice Holdings and the S&F Holdings, as applicable, will use their commercially reasonable efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to fund the Required Amount with terms and conditions (including any applicable market "flex" provisions) not less favorable to Parent (or its affiliates) than the terms and conditions set forth in the Smart Foodservice Debt Commitment Letter, the S&F Term Debt Commitment Letter or the S&F ABL Debt Commitment Letter, as applicable.

        Although the Debt Financing described in this document is not subject to a due diligence or "market out" condition, such financing may not be considered assured. As of the date hereof, Parent and Purchaser have represented that no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing described herein is not available. There is no financing condition to the Offer.

Arrangements with Current Executive Officers and Directors of S&F

        Certain executive officers and directors of S&F may be deemed to have interests in the Transactions that may be different from, or in addition to, those of S&F's stockholders generally. In the course of making the determination to recommend the Transactions to the Board, the Strategic Review Committee of the Board (the "Committee") was aware of and considered these interests, and in the course of making the determination that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, S&F and its stockholders and to recommend that S&F's stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board was also aware of and considered these interests. For more information regarding the recommendation of the Board for S&F stockholders to accept the Offer and tender their Shares, see "Item 4. The Solicitation or Recommendation—Reasons for Recommendation."

        The interests of executive officers and directors of S&F include:

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  the accelerated vesting and cash-out of Company Options (as defined below) held by directors and executive officers in connection with the Transactions in accordance with the terms of the Merger Agreement (as described below in "—Treatment of Equity and Cash Awards in the Transactions");

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  the cancellation of Company Restricted Stock (as defined below) held by directors and executive officers, and subsesquent conversion of such Company Restricted Stock into the right to receive a designated cash amount in connection with the Transactions in accordance with the terms of the Merger Agreement (as described below in "—Treatment of Equity and Cash Awards in the Transactions");

  •
  the partial accelerated payment of Company Cash Awards (as defined below) held by directors and executive officers in connection with the Transactions in accordance with the terms of the Merger Agreement (as described below in "—Treatment of Equity and Cash Awards in the Transactions");

  •
  certain contractual severance payments and benefits in the event an executive officer experiences a qualifying termination of employment in connection with the Transactions (as described below in "—Employment Agreements; Cash Award Agreements; Restrictive Covenants" and "Severance Plan");

  •
  the payment of transaction bonuses for certain executive officers (as described below in "—Transaction Bonuses");

  •
  Parent's commitment to provide, for a period of one year following the Merger Effective Time, to Continuing Employees (as defined below) certain levels of cash compensation and other benefits (as described below in "—Continuing Employees");

  •
  Parent's commitment to maintain, as in effect immediately prior to the Merger Effective Time, certain S&F bonus and severance plans and compensation policies (as described below in "—Continuing Employees");

  •
  certain contractual rights under a trust agreement related to one of S&F's deferred compensation plans, which requires funding of benefits under the deferred compensation plan upon a change in control (as described below in "—Deferred Compensation Plan—Trust"); and

  •
  the entitlement to the indemnification, expense advancement and exculpation benefits in favor of the directors and executive officers of the Company (as described below in "Indemnification and Exculpation of Directors and Officers").

        For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the section entitled "Compensation of Our Named Executive Officers" of the Company's Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 29, 2019, which is filed as Exhibit (e)(11) hereto and incorporated herein by reference.

Treatment of Shares in the Transactions

        Certain executive officers and directors of S&F hold Shares. If the executive officers and directors of S&F who hold Shares were to tender their Shares for purchase pursuant to the Offer, they would receive the same consideration on the same terms and conditions and at the same time as the other stockholders of S&F who tender their Shares for purchase pursuant to the Offer. If the Merger occurs, at the Merger Effective Time, any Shares owned by S&F's executive officers and directors that were not tendered in the Offer will be entitled to receive the same consideration per Share on the same terms and conditions as the other stockholders of S&F whose Shares are converted into the right to receive the Offer Price in the Merger.

        Based on the assumptions described in the following paragraph, as of May 10, 2019, the executive officers and directors of S&F beneficially owned, in the aggregate, 2,664,413 Shares (excluding Shares issuable upon the exercise of Company Options and Shares of Company Restricted Stock). If the Transactions are consummated, the executive officers and directors would be entitled to receive an aggregate amount of $17,318,685 in cash in respect of such Shares, subject to any required withholding of taxes and without interest.

        The following table sets forth the consideration that each executive officer or director would be entitled to receive in respect of his or her outstanding Shares in the Transactions. The amounts shown were calculated assuming that (i) for the purposes of this disclosure only, the Merger Effective Time occurs on May 10, 2019, the latest practicable date prior to the filing of this Schedule 14D-9, (ii) the price per Share of S&F Common Stock is $6.50, which is equal to the Offer Price, (iii) no additional Shares are sold or purchased by any of the executive officers or directors between the date of this Schedule 14D-9 and the Merger Effective Time, (iv) no additional equity-based awards are granted between the date of this Schedule 14D-9 and the Merger Effective Time, and (v) all Company Options held by each executive officer and director as of the date of this Schedule 14D-9 remain unexercised at the Merger Effective Time. The values shown in the following table are calculated prior to reduction for any required withholding taxes, and are rounded to the nearest whole share and the nearest whole dollar.

Name	Position	Number of Shares	Consideration Payable in Respect of Shares
Norman H. Axelrod	Director	88,781	$577,077
Andrew A. Giancamilli	Director	50,543	$328,530
Dennis T. Gies(1)	Director	—	—
Paul N. Hopkins	Director	16,346	$106,249
David B. Kaplan(1)	Director and Chairman of the Board	—	—
Elaine K. Rubin	Director	7,751	$50,382
Joseph S. Tesoriero	Director	18,543	$120,530
Kenneth I. Tuchman	Director	13,846	$89,999
Scott R. Drew	Executive Vice President, Administration	94,660	$615,290
David G. Hirz	President, Chief Executive Officer and Director	1,330,279	$8,646,814
Eleanor E. Hong	Senior Vice President and Chief Marketing and Strategy Officer	46,701	$303,557
Derek R. Jones	Executive Vice President, Smart & Final, and President, Smart & Final Foodservice Warehouse Stores	10,675	$69,388
Richard A. Link	Group Vice President and Controller, Chief Accounting Officer	137,054	$890,851
Richard N. Phegley	Executive Vice President and Chief Financial Officer	776,167	$5,045,086
Eugene M. Smith	Group Vice President and Treasurer	34,211	$222,372
Leland P. Smith	Senior Vice President, Real Estate, General Counsel and Secretary	20,771	$135,012
Edward Wong	Executive Vice President, Chief Merchant and Digital Officer	18,085	$117,553

(1)
Mr. Gies is a Principal in the Private Equity Group of Ares Management Corporation ("Ares Management"), which is an affiliate of the Ares Holders, and Mr. Kaplan is a Co-Founder of Ares Management. By virtue of their relationships with Ares Management, and Mr. Kaplan's service on the board of managers for the ultimate parent entity of Ares Management, Messrs. Gies and/or Kaplan may be deemed beneficial owners of the 44,218,762 Shares collectively held by the Ares Holders. Messrs Gies and Kaplan disclaim beneficial ownership of the Shares held by the Ares Holders except to the extent of any pecuniary interest therein.

Treatment of Equity and Cash Awards in the Transactions

        Each of S&F's executive officers and directors holds outstanding Company Options, Company Restricted Stock and/or Company Cash Awards that will, in accordance with the terms of the Merger Agreement, be treated in the following manner:

Company Options

        At the Merger Effective Time, each option to purchase Shares of S&F Common Stock will accelerate and become fully exercisable and each unexercised option granted under the Company Equity Plans (as defined in the Merger Agreement) that is outstanding as of immediately prior to the Merger Effective Time (collectively, the "Company Options") will be canceled and converted into the right to receive cash in an amount equal to the product of (a) the total number of shares of S&F Common Stock subject to such Company Option immediately prior to the Merger Effective Time, multiplied by (b) the excess, if any, of (i) the Offer Price over (ii) the exercise price payable per share of S&F Common Stock under such Company Option, less any required withholding taxes, payable soon after the Merger Effective Time. Any Company Option that has an exercise price per Share that is greater than or equal to the Offer Price will be canceled for no consideration.

Company Restricted Stock

        Each Share of restricted stock granted under the Company Equity Plans that is outstanding as of immediately prior to the Merger Effective Time (collectively, the "Company Restricted Stock") will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, (the "Restricted Stock Consideration") less any required withholding taxes, provided that the payment of 50% of the Restricted Stock Consideration will be payable promptly following the Merger Effective Time and, unless otherwise agreed by the holder of such Company Restricted Stock and Parent, the remaining 50% of the Restricted Stock Consideration will be payable, subject to satisfaction of the vesting terms of such Share of Company Restricted Stock, soon after the date of when such Share would have vested pursuant to the applicable Company Restricted Stock award.

        In addition, Mr. Hirz is entitled to certain accelerated vesting of his Shares of Company Restricted Stock in the event of certain terminations of his employment as described below in "Employment Agreements; Cash Award Agreements; Restrictive Covenants".

Company Cash Awards

        Each cash incentive award outstanding on the date of the Merger Agreement that was granted by the Company in lieu of annual equity grants and outside the Company's annual bonus plans (collectively, the "Company Cash Awards"), will remain outstanding and be payable in accordance with its terms less any required withholding taxes, provided that payment of 50% of each payment installment of such Company Cash Award will be payable soon after the Merger Effective Time.

        In addition, Mr. Hirz is entitled to certain accelerated vesting of his Company Cash Award in the event of certain terminations of his employment as described below in "Employment Agreements; Cash Award Agreements; Restrictive Covenants".

        The following table sets forth the cash consideration that each executive officer and director would be entitled to receive in respect of his or her outstanding Company Options (excluding any Company Options with an exercise price equal to or in excess of the Offer Price), Company Restricted Stock awards and Company Cash Awards. The amounts shown were calculated assuming that (i) for the purposes of this disclosure only, the Merger Effective Time occurs on May 10, 2019, the latest practicable date prior to the filing of this Schedule 14D-9, (ii) the price per Share of S&F Common Stock is $6.50, which is equal to the Offer Price, (iii) no additional equity-based awards are granted between the date of this Schedule 14D-9 and the Merger Effective Time, and (iv) all Company Options held by each executive officer and director as of the date of this Schedule 14D-9 remain unexercised at the Merger Effective Time. The values shown in the following table are calculated prior to reduction for any required withholding taxes, and are rounded to the nearest whole share and the nearest whole dollar.

Name	Number of Shares Subject to Company Options (#)(1)	Total Consideration for Company Options ($)	Total Accelerated Option Consideration ($)(2)	Number of Company Restricted Stock Awards (#)	Total Restricted Stock Consideration ($)(3)	Accelerated Restricted Stock Consideration ($)(4)	Value of Company Cash Award ($)	Accelerated Portion of Company Cash Award ($)(5)	Aggregate Value of Equity and Cash Awards ($)	Aggregate Accelerated Value of Equity and Cash Awards ($)
Norman H. Axelrod	31,350	$38,561	—	11,698	$76,037	$38,019	$50,000	$25,000	$164,598	$63,019
Andrew A. Giancamilli	31,350	$38,561	—	11,698	$76,037	$38,019	$50,000	$25,000	$164,598	$63,019
Dennis T. Gies	—	—	—	—	—	—	—	—	—	—
Paul N. Hopkins	—	—	—	12,132	$78,858	$39,429	$50,000	$25,000	$128,858	$64,429
David B. Kaplan	—	—	—	—	—	—	—	—	—	—
Elaine K. Rubin	—	—	—	10,101	$65,657	$32,828	$50,000	$25,000	$115,657	$57,828
Joseph S. Tesoriero	—	—	—	11,698	$76,037	$38,019	$50,000	$25,000	$126,037	$63,019
Kenneth I. Tuchman	—	—	—	12,132	$78,858	$39,429	$50,000	$25,000	$128,858	$64,429
Scott R. Drew	102,250	$125,768	—	131,218	$852,917	$426,459	$275,000	$137,500	$1,253,685	$563,959
David G. Hirz	839,610	$1,032,720	—	663,120	$4,310,280	$2,155,140	$1,250,000	$625,000	$6,593,000	$2,780,140
Eleanor E. Hong	—	—	—	71,573	$465,225	$232,612	$150,000	$75,000	$615,225	$307,612
Derek R. Jones	—	—	—	149,040	$968,760	$484,380	$275,000	$137,500	$1,243,760	$621,880
Richard A. Link	67,260	$82,730	—	19,026	$123,669	$61,835	$75,000	$37,500	$281,399	$99,335
Richard N. Phegley	285,570	$351,251	—	131,218	$852,917	$426,459	$275,000	$137,500	$1,479,168	$563,959
Eugene M. Smith	40,280	$49,544	—	23,968	$155,792	$77,896	$35,000	$17,500	$240,336	$95,396
Leland P. Smith	—	—	—	83,001	$539,507	$269,753	$150,000	$75,000	$689,507	$344,753
Edward Wong	—	—	—	89,381	$580,977	$290,488	$150,000	$75,000	$730,977	$365,488

(1)
The number of Shares subject to outstanding Company Options in this column excludes Company Options with an exercise price equal to or in excess of the Offer Price. Any such Company Options will be cancelled for no consideration in connection with the Transactions.

(2)
All Company Options held by executive officers and directors that have an exercise price that is less than the Offer Price are fully vested as of the Merger Effective Time. Accordingly, no executive officer or director will be entitled to receive consideration in respect of accelerated vesting of Company Options.

(3)
The amounts shown in this column represent the total Restricted Stock Compensation.

(4)
The amounts shown in this column represent the portion of the Restricted Stock Compensation payable soon after the Merger Effective Time.

(5)
The amounts shown in this column represent payments in respect of the 50% of each installment of the Company Cash Award that is payable soon after the Merger Effective Time.

Employment Agreements; Cash Award Agreements; Restrictive Covenants

Hirz Employment Agreement; Hirz Equity and Cash Award Agreements

        S&F is party to an employment agreement with Mr. Hirz (the "Hirz Employment Agreement"), which provides for severance under certain circumstances, as described below.

        The Hirz Employment Agreement provides for the following severance payments and benefits in the event that Mr. Hirz's employment is terminated by S&F without "cause" or by Mr. Hirz for "good reason" within 60 days prior to or within one year following a change in control, in each case subject to his execution and non-revocation of a release of claims:

  •
  an amount equal to 24 months' base salary (which, to the extent permitted by applicable tax laws, will be paid in a lump sum);

  •
  an amount equal to 2 times Mr. Hirz's target annual bonus, payable in a lump sum;

  •
  a prorated share of annual bonus for the year of termination, based on actual performance, payable at the time bonuses are generally paid;

  •
  an additional 24 months of service credit with respect to any outstanding Company Options or full vesting of outstanding unvested Company Options if termination occurs on or after December 31, 2020; and

  •
  accelerated vesting of Company Restricted Stock equal to the lesser of (i) fifty percent (50%) of the total number of Shares of Company Restricted Stock subject to the Company Restricted

    Stock agreement, and (ii) all of the Company Restricted Stock subject to the Company Restricted Stock agreement as of the date of termination; provided, that if termination occurs on or after December 31, 2020, all Company Restricted Stock will immediately vest.

        "Good reason" generally means the occurrence of any of the following events, without Mr. Hirz's consent: (a) a material diminution of Mr. Hirz's authority, responsibility or duties, including if Mr. Hirz no longer reports directly to the Board; (b) relocation to a principal place of employment that is 25 miles further (one-way) from Mr. Hirz's current residence than the current headquarters in Commerce, California is from such residence; or (c) failure by the Company to comply with any material obligation imposed by the employment agreement. However, S&F may reduce Mr. Hirz's base salary in connection with a company-wide reduction in salary or a reduction in salary of S&F's executive officers generally, and any such reduction shall not be deemed to be "good reason," provided that the percentage of any such reduction is no greater than the percentage reduction of any other officer.

        "Cause" generally means the occurrence of any of the following events by Mr. Hirz: (a) a breach of any material provision of the employment agreement or a breach of any provision of the Fair Competition Agreement between Mr. Hirz and S&F; (b) (i) the commission of any felony or (ii) the conviction or plea of nolo contendere to any misdemeanor, in each case, that causes or is likely to cause material harm or embarrassment to S&F or any of its subsidiaries or any of its affiliates; (c) theft, embezzlement or fraud in connection with the performance of Mr. Hirz's duties; (d) the misappropriation of any material business opportunity of S&F or any of its subsidiaries by Mr. Hirz; (e) any material failure by Mr. Hirz to comply with, observe or carry out S&F's written rules, regulations, policies and codes of ethics and/or conduct applicable to its employees generally; (f) any material failure by Mr. Hirz to comply with, observe or carry out the written rules, regulations, policies, directions, codes of ethics and/or conduct and restrictions for senior executives of S&F; and (g) substance abuse or use of illegal drugs that (i) materially impairs performance of Mr. Hirz's duties or (ii) causes or is likely to cause material harm or embarrassment to S&F or any of its subsidiaries.

        Mr. Hirz's employment agreement subjects him to certain non-competition and non-solicitation restrictions while employed and for a limited time after the termination of his employment. In addition, Mr. Hirz is subject to confidentiality and non-disparagement restrictions.

        In addition to the payments and benefits under the Hirz Employment Agreement, upon a termination of his employment without cause or by Mr. Hirz for good reason, Mr. Hirz is entitled to accelerated vesting of certain Company Cash Awards as follows. The Company Cash Award held by Mr. Hirz provides that, if Mr. Hirz's employment is terminated without cause, by Mr. Hirz for good reason or due to Mr. Hirz's retirement, the Company Cash Award will vest and become payable as to the lesser of (a) 50% of the total Company Cash Award or (b) all of the then-unvested portion of the Company Cash Award; provided, that if termination occurs on or after December 31, 2020, all of the then-unvested Company Cash Awards will immediately vest.

        The payments and benefits under the Hirz Employment Agreement and under Mr. Hirz's Company Cash Award are "double trigger" payments and benefits, meaning that no payments and benefits are provided solely as a result of a change in control, and Mr. Hirz would not become entitled to the payments or benefits unless he experiences a qualifying termination. For purposes of this disclosure, the Transactions will constitute a change in control under the Hirz Employment Agreement and under Mr. Hirz's Company Cash Award.

        For an estimate of the aggregate cash value of the payments and benefits described above that would become payable under the Hirz Employment Agreement, assuming (i) for the purpose of this disclosure only, that the Merger Effective Time occurred on May 10, 2019, the latest practicable date prior to the filing of this Schedule 14D-9 and (ii) Mr. Hirz experienced a termination without cause as of the Merger Effective Time, see "Information Regarding Golden Parachute Compensation" and the

assumptions set forth under that subheading, below. For purposes of this disclosure, the Transactions will constitute a change in control under the Hirz Employment Agreement.

Hong Offer Letter

        S&F is party to an offer letter with Ms. Hong (the "Hong Offer Letter"), which provides for severance under certain circumstances. However, the severance payments and benefits under the Hong Offer Letter were superseded by the severance payments and benefits to which Ms. Hong is entitled under the 2018 Severance Plan (as described below in "Severance Plan").

        Ms. Hong is also subject to a Fair Competition Agreement, pursuant to which she is subject to certain non-competition and non-solicitation restrictions while employed and certain non-solicitation provisions for a limited time after the termination of her employment. In addition, Ms. Hong is subject to confidentiality and non-disparagement restrictions.

Severance Plan

        Each of the executive officers, other than Mr. Hirz, are entitled to participate in the Smart & Final Stores, Inc. 2018 Executive Severance Plan (the "2018 Severance Plan"). The 2018 Severance Plan provides for payments and other benefits in the event of certain qualifying terminations, including certain enhanced severance payments and benefits if the qualifying termination occurs in connection with a change in control of S&F. Each of Messrs. Phegley, Drew, Jones and Wong participates as a "Tier I" participant and each of Ms. Hong and Messrs. Link, E. Smith and L. Smith, participates as a "Tier II" participant.

        Under the 2018 Severance Plan, if the employment of a participating executive officer is terminated by S&F for any reason other than on account of "cause", death or disability, or is terminated by the participating executive officer for "good reason" (each, a "Qualifying Termination") in each case during the 90 days prior, or 18 months (in the case of a Tier I participant) or 12 months (in the case of a Tier II participant) following a change in control, such executive officer is entitled to receive the following severance payments and benefits subject to the execution and non-revocation of a release of claims:

  •
  a lump sum cash payment equal to 1.5 times (in the case of a Tier I participant) or 1 times (in the case of a Tier II participant) the sum of the participating executive officer's base salary and target annual bonus (the "Cash Severance");

  •
  a prorated share of the annual bonus for the year of termination based on actual performance, payable at the time bonuses are paid generally;

  •
  continuation of medical, dental and vision insurance for up to 18 months (for a Tier I participant) or 12 months (for a Tier II participant); and

  •
  reasonable executive level outplacement services for 12 months (not to exceed $25,000).

        Under the 2018 Severance Plan, no amendment or termination of the 2018 Severance Plan that has the effect of reducing or diminishing the right of any participant in the 2018 Severance Plan will be effective during the 90 days prior or 18 months following a change in control without the participant's written consent.

        Under the 2018 Severance Plan, "cause" generally means a finding by the Compensation Committee of the Board that a participant has (a) materially breached any material agreement or arrangement between S&F and the participant; (b) either (i) committed any felony or (ii) been convicted of or entered a plea of nolo contendere to any misdemeanor, in each case, that could cause material harm or embarrassment to S&F or any of its subsidiaries or any of its affiliates, in the reasonable judgment of the Compensation Committee of the Board; (c) committed theft, embezzlement or fraud in connection with the participant's performance of the participant's duties and responsibilities to S&F and its subsidiaries; (d) misappropriated any material business opportunity of S&F or any of its subsidiaries, excluding any activity permitted by the Compensation Committee of the Board; (e) materially failed to comply with, observe or carry out S&F's written rules, regulations, policies and codes of ethics and/or conduct applicable to its employees generally and in effect from time to time, including (without limitation) those regarding conflicts, potential conflicts of interest or the appearance of a conflict of interest; (f) materially failed to comply with, observe or carry out the written rules, regulations, policies, directions, codes of ethics and/or conduct and restrictions established or approved by S&F from time to time for officers of S&F, including (without limitation) those regarding conflicts, potential conflicts of interest or the appearance of a conflict of interest; (g) abused substances or used illegal drugs that, in the reasonable judgment of the Compensation Committee, (i) materially impaired or is likely to materially impair the participant's performance of the participant's duties and responsibilities to S&F and its subsidiaries or (ii) caused or is likely to cause material harm or embarrassment to S&F or any of its subsidiaries; or (h) the ongoing and repeated failure by the participant to perform such lawful duties consistent with the participant's position as are reasonably requested by the chief executive officer of S&F or the participant's supervisor in good faith as documented in writing to the participant.

        Under the 2018 Severance Plan, "good reason" generally means, (a) in the case of a Tier I participant or a Tier II participant with the title of Senior Vice President (i.e., Ms. Hong and Mr. L. Smith), without the participant's prior written consent, any of the following events or conditions: (i) a material diminution in the participant's duties, responsibilities or authorities (but excluding a change in the person(s) or position(s) to whom the participant is required to report); (ii) a material reduction in the participant's base salary, annual incentive compensation opportunities or other employee benefits in the aggregate (in each case, other than pursuant to an across-the-board reduction applicable to all senior executives of S&F); (iii) S&F requiring the participant to relocate to a principal place of employment that is twenty-five (25) miles or more further (one-way) from the participant's then-current residence than S&F's current headquarters in Commerce, California are from such residence; or (iv) a material breach by S&F of its obligations to the participant under the 2018 Severance Plan or under any other material agreement or arrangement between S&F and the participant, after giving effect to any applicable notice requirements and cure periods set forth therein, and (b) in the case of a Tier II participant (excluding a Tier II participant with the title of Senior Vice President) (i.e., Messrs. Link and E. Smith), without the participant's prior written consent, any of the following events or conditions occurring solely within the twelve (12)- month period following a change in control: (i) a material diminution in the participant's duties, responsibilities or authorities (but excluding a change in the person(s) or position(s) to whom the participant is required to report) from those in effect as of immediately prior to the change in control; (ii) a material reduction in the participant's base salary, annual incentive compensation opportunities or other employee benefits in the aggregate (in each case, other than pursuant to an across-the-board reduction applicable to all senior executives of S&F); (iii) S&F requiring the participant to relocate to a principal place of employment that is twenty-five (25) miles further (one-way) from the participant's then-current residence than S&F's current headquarters in Commerce, California are from such residence; or (iv) a material breach by S&F of its obligations to the participant under the 2018 Severance Plan or under any other material agreement or arrangement between S&F and the participant, after giving effect to any applicable notice requirements and cure periods set forth therein.

        The payments and benefits under the 2018 Severance Plan are "double trigger" payments and benefits, meaning that no payments and benefits are provided solely as a result of a change in control, and a participating executive officer would not become entitled to payments or benefits under the 2018 Severance Plan unless the participating executive officer experiences a Qualifying Termination. For purposes of this disclosure, the Transactions will constitute a change in control under the 2018 Severance Plan.

        For an estimate of the aggregate cash value of the payments and benefits described above that would become payable under the 2018 Severance Plan in the event of a Qualifying Termination with respect to Messrs. Phegley and Jones, S&F's named executive officers, see "Information Regarding Golden Parachute Compensation" and the assumptions set forth under that subheading, below.

        We estimate the aggregate cash value of the severance payments and benefits described above that would become payable to S&F's other executive officers, assuming (i) for the purpose of this disclosure only, that the Merger Effective Time is May 10, 2019, the latest practicable date prior to the filing of this Schedule 14D-9 and (ii) each executive officer experiences a Qualifying Termination as of the Merger Effective Time, is as follows. The values shown in the following table are calculated prior to reduction for any required withholding taxes, and are rounded to the nearest whole dollar.

Name	Title	Cash Value of Severance Payments and Benefits ($)(1)
Scott R. Drew	Executive Vice President, Administration	$1,585,007
Eleanor E. Hong	Senior Vice President and Chief Marketing and Strategy Officer	$858,401
Richard A. Link	Group Vice President and Controller, Chief Accounting Officer	$561,012
Eugene M. Smith	Group Vice President and Treasurer	$474,403
Leland P. Smith	Senior Vice President, Real Estate, General Counsel and Secretary	$715,451
Edward Wong	Executive Vice President, Chief Merchant and Digital Officer	$1,373,659

(1)
The values set forth above assume that the pro-rated annual bonus is paid at target level and the cost of executive-level outplacement services is $25,000, the maximum permitted under the 2018 Severance Plan.

Transaction Bonuses

        In connection with the Transactions, the Compensation Committee of the Board approved the payment of transaction bonuses (the "Transaction Bonuses") to be paid to specified key employees, including certain S&F executive officers. Payment of the Transaction Bonuses is subject to the occurrence of the Merger Effective Time and the applicable participant's continued employment or service with S&F or its subsidiaries through immediately prior to the Merger Effective Time.

        For an estimate of the amount of Transaction Bonuses to be received by Messrs. Hirz, Phegley and Jones, S&F's named executive officers, see "Information Regarding Golden Parachute Compensation" and the assumptions set forth under that subheading, below.

        We estimate the amount of Transaction Bonuses to be received by S&F's other executive officers, assuming (i) for the purpose of this disclosure only, that the Merger Effective Time is May 10, 2019, the latest practicable date prior to the filing of this Schedule 14D-9 and (ii) each executive officer remains employed through immediately prior to the Merger Effective Time, is as follows. The values shown in the following table are calculated prior to reduction for any required withholding taxes.

Name	Cash Value of Transaction Bonuses ($)(1)
Scott R. Drew	$50,000
Richard A. Link	$75,000
Eugene M. Smith	$100,000
Leland P. Smith	$90,000

Deferred Compensation Plan—Trust

        S&F adopted the Smart & Final Supplemental Deferred Compensation Plan II (the "SDCP II"), effective as of January 1, 2019, in which a select group of highly compensated employees, including its executive officers, are eligible to participate. The SDCP II allows employees to defer up to 100% of their base compensation and incentive bonus into future years, including during retirement. Deferred amounts are paid in accordance with the participant's elections under the SDCP II. S&F provides a matching contribution to participants in the SDCP II equal to the match such participant would have received under the 401(k) Plan, except to the extent such contributions are subject to limits imposed by qualified plans. In connection with the SDCP II, S&F has entered into a grantor trust agreement with Wells Fargo Bank, N.A. (the "Trust Agreement"). Pursuant to the terms of the Trust Agreement, upon a change in control, S&F must make an irrevocable contribution to the trust in an amount equal to no less than 100% of the amount needed to pay each participant or beneficiary the benefit to which they would be entitled under the SDCP II, to the extent that such amount has not been previously funded to the trust in the normal course. Based on the deferral elections and balances under the SDCP II as of immediately prior to the filing of this Schedule 14D-9, S&F anticipates providing additional funding under the SDCP II Trust Agreement as a result of the Transactions (the "SDCP II Funding"). For purposes of this disclosure, the Transactions will constitute a change in control under the Trust Agreement.

        For an estimate of the amount of SDCP II Funding to be allocated to the account of each of Messrs. Hirz, Phegley and Jones, S&F's named executive officers, see "Information Regarding Golden Parachute Compensation" and the assumptions set forth under that subheading, below.

        We estimate the amount of SDCP II Funding to be allocated to the account of each other S&F executive officer, assuming that (i) for the purpose of this disclosure only, that the Merger Effective Time is May 10, 2019, the latest practicable date prior to the filing of this Schedule 14D-9, (ii) each executive officer's deferral election under the SDCP II in effect as of the Merger Effective Time is the same as that in effect as of immediately prior to the date of this Schedule 14D-9, and (iii) S&F makes no additional contributions under the Trust Agreement between the date of this Schedule 14D-9 and the Merger Effective Time, is as follows. The values shown in the following table are rounded to the nearest whole dollar.

Name	Cash Value of SDCP II Funding ($)
Eleanor Hong	$9,485
Richard A. Link	$11,573
Eugene M. Smith	$11,942
Leland P. Smith	$12,017
Edward Wong	$20,215

Continuing Employees

Continuing Compensation

        Under the Merger Agreement, Parent has agreed that, subject to the terms of any applicable collective bargaining agreement, for a period of one year following the Merger Effective Time, it will, or will cause the Surviving Company or any of their respective affiliates to, provide to those employees of S&F and its subsidiaries who immediately before the Merger Effective Time are employed by S&F or any of its subsidiaries and who continue to be employed by the Surviving Company or any of its affiliates during such one-year period (each, a "Continuing Employee") with (i) base salary, base wages, annual cash bonus opportunities and commission opportunities each on a basis no less favorable than in effect immediately prior to the execution of the Merger Agreement, and (ii) other benefits that are substantially comparable in the aggregate to the benefits provided to the Continuing Employees immediately prior to the execution of the Merger Agreement (excluding remuneration covered by clause (i) and equity compensation and long-term cash incentive opportunities).

Continuing Benefit Plans

        Parent has also agreed to honor, or cause the Surviving Company or any of their respective affiliates to honor, S&F's severance plans or policies and certain 2019 bonus plans or programs, in each case, as in effect immediately prior to the Merger Effective Time, subject to the terms of such plans or policies.

Information Regarding Golden Parachute Compensation

        This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Offer and the Merger for each of S&F's named executive officers in S&F's most recent filing with the SEC under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the "Securities Act") or Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act") that required disclosure pursuant to Item 402(c) of Regulation S-K (the "named executive officers"). Mr. Hirz, Mr. Phegley, and Mr. Jones are our current named executive officers for purposes of the SEC disclosure rules.

        This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules.

        The table below assumes that (i) the acceptance of the Shares for payment pursuant to the Offer constitutes a change in control under all applicable benefit or compensation plans or programs, (ii) for the purposes of this disclosure only, the acceptance of the Shares for payment pursuant to the Offer and the Merger Effective Time occur on May 10, 2019, the latest practicable date prior to the filing of this Schedule 14D-9, (iii) the price per Share of S&F Common Stock is $6.50, which is equal to the Offer Price, (iv) no additional equity-based awards are granted between the date of this Schedule 14D-9 and the Merger Effective Time, (v) all Company Options held by each named executive officer as of the date of this Schedule 14D-9 remain unexercised at the Merger Effective Time, (vi) each named executive officer remains employed through immediately prior to the Merger Effective Time, (vii) the employment of each named executive officer is terminated without cause or by the named executive officer for good reason as of the Merger Effective Time, (viii) each named executive officer's deferral election under the SDCP II in effect as of the Merger Effective Time is the same as that in effect as of May 10, 2019, and (ix) S&F makes no additional contributions under the Trust Agreement between the date of this Schedule 14D-9 and the Merger Effective Time. The values shown in the table below are calculated prior to reduction for any required withholding taxes, and are rounded to the nearest whole dollar.

        All of the amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the narrative that accompanies the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

        As discussed previously in the section entitled "Employment Agreements; Cash Award Agreements; Restrictive Covenants" and "Severance Plan", payments and benefits under the Hirz Employment Agreement and the 2018 Severance Plan are contingent on the applicable named executive officer's execution of a release of claims in favor of S&F.

Potential Change in Control Payments to Named Executive Officers

Name	Cash ($)(1)	Equity ($)(2)	Pension & NQDC(3)	Perquisites and Benefits ($)(4)	Other ($)(5)	Total ($)(6)
David G. Hirz	$4,362,192	$4,310,280	$37,523	—	$1,500,000	$10,209,995
President & CEO
Richard N. Phegley	$1,435,995	$852,917	$16,036	$60,974	$312,500	$2,678,422
Executive Vice President & CFO
Derek R. Jones	$1,466,647	$968,760	$11,562	$60,974	$217,500	$2,725,443
President SWS & Executive
Vice President, Supply Chain

(1)
The amounts in this column represent the estimated value of the cash severance payments and benefits that would be received by the named executive officer under the 2018 Severance Plan in the event of a Qualifying Termination or under the Hirz Employment Agreement in the event of a termination without cause or by Mr. Hirz for good reason, as applicable.

These payments include:

  •
  For Mr. Hirz: (i) an amount equal to 24 months' base salary, (ii) an amount equal to 2 times Mr. Hirz's target bonus, payable in a lump sum, and (iii) a prorated share of annual bonus for the year of termination, based on actual performance (assuming performance is achieved at target level).

  •
  For Messrs. Phegley and Jones: (i) a lump sum cash payment equal to 1.5 times the sum of base salary and target annual bonus, (ii) a prorated share of the annual bonus for the year of termination based on actual performance (assuming performance is achieved at target level), and (iii) executive-level outplacement services of $25,000, the maximum permitted under the 2018 Severance Plan.

These payments are considered "double-trigger" as they will only be payable in the event of the applicable named executive officer's qualifying termination.

The payments are estimated based on the compensation levels in effect on May 10, 2019; if compensation levels are increased after the filing of this Schedule 14D-9, actual payments to a named executive officer may be greater than those provided for above.

The following table breaks down the base salary and bonus and pro-rata bonus components in this column by type of payment:

Name	Base Salary and Bonus Component ($)	Pro Rata Bonus Component ($)
David G. Hirz	$3,990,000	$372,192
Richard N. Phegley	$1,280,672	$130,323
Derek R. Jones	$1,313,250	$128,397
(2)
The amounts in this column represent the aggregate amount payable pursuant to the Merger Agreement to each named executive officer in respect of unvested Company Restricted Stock. Each Share of Company Restricted Stock will be cancelled and converted into the right to receive the Restricted Stock Consideration, with 50% of the Restricted Stock Consideration payable promptly following the Merger Effective Time and, unless otherwise agreed by the holder of such Company Restricted Stock and Parent, the remaining 50% of the Restricted Stock Consideration payable ratably, subject to satisfaction of the vesting terms of such Share of Company Restricted

  Stock, no later than promptly following the vesting date of such Share of Company Restricted Stock.

These payments are considered "single-trigger" as they will be payable as a result of the change in control irrespective of whether the applicable named executive officer incurs a qualifying termination.

Any cash amounts to be paid to the named executive officers in respect of their Company Options that have an exercise price that is less than the Offer Price (i.e., that are "in-the-money") and that are fully vested as of the Merger Effective Time are not required to be included in the above table, accordingly they are not included.

The following table breaks down the amounts in this column showing the portion of the Restricted Stock Consideration that will accelerate and will be paid soon after the Merger Effective Time and the portion of the Restricted Stock Consideration that will remain outstanding and will be payable following the Merger Effective Time subject to continued vesting.

Name	Accelerated Restricted Stock Consideration ($)(a)	Restricted Stock Consideration Subject to Vesting
David G. Hirz	$4,310,280	—
Richard N. Phegley	$426,459	$426,459
Derek R. Jones	$484,380	$484,380

(a)
With respect to Mr. Hirz only, the amounts in this column represent the aggregate amount payable to Mr. Hirz in respect of his Company Restricted Stock granted to Mr. Hirz on May 8, 2017 and May 14, 2018, that will become payable upon the termination of Mr. Hirz's employment without cause or for good reason. Pursuant to the Hirz Employment Agreement, if Mr. Hirz's employment is terminated without cause or by Mr. Hirz for good reason, the Company Restricted Stock award will vest with respect to the lesser of (i) 50% of the total number of shares of Company Restricted Stock, and (ii) all of the shares of Company Restricted Stock.

These payments are considered "double-trigger" as they will only be payable in the event of Mr. Hirz's qualifying termination.

The payments are estimated based on the equity award holdings as of May 10, 2019; therefore, if equity awards are granted after the filing of this Schedule 14D-9, actual payments to a named executive officer may be greater than those provided for above.

(3)
The amounts in the column represent the amount of SDCP II Funding to be allocated to each named executive officers' account pursuant to the Trust Agreement.

These payments are considered "single-trigger" as they will be payable upon the change in control irrespective of whether the applicable named executive officer incurs a qualifying termination.

(4)
The amounts in this column represent the estimated value of the continued medical and welfare benefits that would be received by the named executive officer under the 2018 Severance Plan in the event of a Qualifying Termination.

These payments are considered "double-trigger" as they will only be payable in the event of the applicable named executive officer's qualifying termination.

(5)
The amounts in this column represent:

•
the cash value of the Transaction Bonuses; and

  •
  the cash value of the portion of each named executive officer's Company Cash Award that accelerates and is payable soon after the Merger.

These payments are considered "single-trigger" as they will be payable upon the change in control irrespective of whether the applicable named executive officer incurs a qualifying termination.

In addition, the amounts in this column represent the aggregate amount payable to Mr. Hirz in respect of his Company Cash Award which provides that, if Mr. Hirz's employment is terminated without cause or for good reason or due to Mr. Hirz's retirement, the Company Cash Award will vest and become payable as to the lesser of (i) 50% of the Company Cash Award outstanding as of such termination or (ii) all of the Company Cash Award.

These payments are considered "double-trigger" as they will only be payable in the event of Mr. Hirz's qualifying termination.

The following table breaks down the amounts in this column by type of payment:

Name	Transaction Bonuses ($)	Single-Trigger Company Cash Award Payments ($)	Double-Trigger Company Cash Award Payments ($)
David G. Hirz	250,000	$625,000	$625,000
Richard N. Phegley	175,000	$137,500	—
Derek R. Jones	80,000	$137,500	—
(6)
The amounts in this column represent the aggregate total of all compensation described in columns (1) through (5).

The "single-trigger" and "double-trigger" components of the aggregate total compensation amounts for each named executive officer are as follows:

Name	Single-Trigger ($)	Double-Trigger ($)
David G. Hirz	$5,222,803	$4,987,192
Richard N. Phegley	$1,181,453	$1,496,968
Derek R. Jones	$1,197,822	$1,527,621

Indemnification and Exculpation of Directors and Officers

        Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between a corporation and its directors and officers provisions expanding the scope of indemnification beyond that specifically provided by current law.

        The Company's second amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duties as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, the Company's directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities: (a) for any breach of the director's duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL, and (d) for any transaction from which the director derived an improper personal benefit.

        The Company's second amended and restated bylaws also provide that the Company will indemnify its directors and officers to the fullest extent permitted by the DGCL. In addition, the Company has entered into separate indemnification agreements with certain of its directors, officers and other employees that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees and to advance their expenses (actually and reasonably incurred) and amounts paid in settlement by the indemnitee with any indemnifiable claim. Additionally, an indemnitee may bring an action against the Company to recover any unpaid amounts stemming from a claim for indemnification.

        The Merger Agreement provides that from and after the Merger Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, in each case to the fullest extent permitted under applicable law, indemnify and hold harmless, and advance expenses to, each individual who at the Merger Effective Time is, or at any time prior to the Merger Effective Time was, a director or officer of S&F or of a subsidiary of S&F or served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or otherwise if such service was at the request of S&F or a subsidiary of S&F (each, an "Indemnitee" and, collectively, the "Indemnitees") with respect to all losses, claims, damages, liabilities, fees, expenses, judgments or fines in connection with any pending or threatened legal proceeding (whether civil, criminal, administrative, investigative or appellate), based on or arising out of, in whole or in part, the fact that such Indemnitee is or was (a) a director or officer of S&F or such subsidiary or (b) serving at the request of S&F or such subsidiary as an officer or director of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise, in each case of clauses (a) and (b), at or prior to the Merger Effective Time (including any action relating in whole or in part to the Transactions).

        Additionally, the Merger Agreement provides that from and after the Merger Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, in each case to the fullest extent permitted under applicable law, assume all obligations of S&F and any subsidiary of S&F to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time as provided in S&F's charter documents and the organizational documents of such subsidiaries as amended through the Merger Effective Time or in any agreement in existence as of the date of the Merger Agreement providing for indemnification between S&F or any of its subsidiaries and any Indemnitee.

        Additionally, the Merger Agreement provides that from and after the Merger Effective Time, Parent will cause, the certificate of incorporation and bylaws of the Surviving Company to contain provisions that are no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of the Merger Agreement in S&F's charter documents as amended through the Merger Effective Time.

        The Merger Agreement permits S&F to obtain, and S&F currently intends to obtain, at or prior to the Merger Effective Time a six-year prepaid "tail" insurance policy covering certain acts or omissions of directors and officers for a six-year period immediately after the Merger Effective Time. In the event S&F does not obtain such "tail" insurance, then, for the six-year period commencing from the Merger Effective Time until six years after the Merger Effective Time, the Surviving Company will maintain in effect S&F's directors' and officers' liability insurance existing as of the date of the Merger Agreement covering acts or omissions occurring at or prior to the Merger Effective Time with respect to any Indemnitee on terms with respect to such coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of the Merger Agreement. Unless the Company has purchased a "tail" insurance policy in accordance with the Merger Agreement, Parent may substitute them for policies issued by reputable and financially sound insurers, containing terms and conditions, including with respect to coverage, amounts, deductibles and exclusions that are, individually and in the aggregate, no less favorable to any Indemnitee. However, Parent may not substitute any "tail" policy purchased by the Company in accordance with the Merger Agreement. Neither the "tail" policy nor the annual premiums for insurance policies paid by the Surviving Company or the Parent will exceed an annual premium for such insurance in any one year in excess of 300% of the annual premium currently payable by S&F and its subsidiaries for such current policy.

        The rights to advancement, exculpation and indemnification described above will survive the consummation of the Merger, will be binding on all successors and assigns of S&F and Parent, and are intended to benefit, and will be enforceable by, each Indemnitee and his or her successors, assigns and heirs.

Possible Post-Transaction Employment of Executive Officers

        While, as of the date of this Schedule 14D-9, none of S&F's directors or executive officers has entered into any agreement or arrangement with Parent, S&F or their respective affiliates regarding continued service with Parent, S&F or their respective affiliates after the Merger Effective Time, it is possible that Parent, S&F, or their respective affiliates may enter into employment or other arrangements with certain of S&F's executive officers in the future. Neither the Offer nor the Merger is conditioned upon any director or executive officer entering into any such agreement or arrangement.

Section 16 Matters

        Pursuant to the Merger Agreement, Parent and S&F shall take all such steps as may be required to cause any dispositions of Shares in connection with the transactions contemplated thereby (including derivative securities of such Shares) by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company, and who will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

Other Arrangements

        To the best knowledge of S&F, except for certain agreements described in this Schedule 14D-9 between S&F and its executive officers and directors, no material employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of S&F, on the one hand, and Parent, Purchaser or S&F, on the other hand, exists as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of S&F entering into any such agreement, arrangement or understanding.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

Solicitation or Recommendation

        At a meeting held on April 16, 2019, after careful consideration of relevant factors, including a review of the terms of the Offer and the Merger with the assistance of S&F's management and legal and financial advisors, the Committee determined that it is in the best interests of S&F and its stockholders that S&F enter into the Merger Agreement and consummate the Transactions, including the Offer and the Merger, and unanimously recommended that the Board approve the Merger Agreement and take, or cause to be taken, all such action as may be necessary to effect the foregoing, and the Board unanimously (a) determined that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of S&F and its stockholders, (b) declared it advisable for S&F to enter into the Merger Agreement, (c) approved the execution, delivery and performance by S&F of the Merger Agreement and the consummation of the Transactions, (d) agreed that the Merger should be effected pursuant to Section 251(h) of the DGCL and (e) resolved to recommend that the stockholders of S&F accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Background of the Merger Agreement; Reasons for Recommendation

Background of the Merger

        The Board, together with the Company's management and the assistance of the Company's advisors, periodically reviews and considers various strategic and other opportunities available to the Company, potential operational changes and other ways to enhance stockholder value, including in light of the Company's performance, competitive dynamics, macroeconomic developments and industry trends. These reviews have, from time to time, included discussions as to whether the continued execution of the Company's strategy as a stand-alone company (including possible operational and capital structure changes) or the possible sale of all or a part of the Company to, or combination of the Company with, a third party offered a better avenue to enhance stockholder value, and the potential benefits and risks of any such alternative or initiative. As part of this periodic review, from time to time, during the period since the Company's initial public offering in 2014 and prior to the contacts and process that resulted in the Company's entry into the Merger Agreement described below, the Company's management team considered potential strategic alternatives available to the Company and engaged in business development or strategic discussions with participants in the same industry as the Company. None of these prior discussions resulted in the Company entering into any acquisition-related standstill agreement with such parties or progressed beyond preliminary phases, other than the Company's previously disclosed acquisition of certain assets and store leases from Haggen Inc. in 2015 and as described below.

        The Company was owned by funds managed by affiliates of Apollo from 2007 to 2012 before its sale to the Ares Holders in November 2012. Following the Company's initial public offering in 2014, the Ares Holders continued to own a controlling interest in the Company and, as of the close of business on May 10, 2019, the Ares Holders collectively owned 44,218,762 Shares of the total 76,489,536 Shares that were issued and outstanding as of such date (representing approximately 58% of the outstanding Shares).

        In December 2017, representatives of affiliates of Apollo Global Management requested an informal meeting with David G. Hirz, a member of the Board and Chief Executive Officer of the Company ("CEO"), which took place on December 17, 2017. At such meeting, affiliates of Apollo expressed their interest in an investment in the Company by funds managed by affiliates of Apollo, citing their view that the public markets were not appreciating the Company's value (as reflected by the Company's trading price at such time). On January 8, 2018, representatives of affiliates of Apollo made a proposal to Mr. Hirz for a $400 million investment in the Company by funds managed by affiliates of Apollo in the form of a convertible preferred equity investment. This $400 million investment would be used by the Company to (i) make an offer to purchase $200 million of outstanding Shares to all of the Company's stockholders for $9.00 per Share, with a backstop from the Ares Holders to sell Shares for any Shares that were not tendered by the public stockholders, and (ii) $200 million utilized by the Company to repay existing debt. Mr. Hirz reviewed such proposal at a scheduled Board meeting on February 7, 2018. Following a discussion, the Board determined to reject such proposal, citing its view that the proposal undervalued the Company and was overly reflective of the negative impact that the announcement of Amazon's acquisition of Whole Foods had on the Company's trading price at the time. It was also noted that the Ares Holders were not interested in selling their Shares as contemplated by the proposal from the affiliates of Apollo. Later that week Mr. Hirz responded to affiliates of Apollo sharing the foregoing determination.

        On June 29, 2018, the Board held a telephonic meeting attended by representatives of Proskauer Rose LLP ("Proskauer"), the Company's outside counsel since its acquisition by the Ares Holders in 2012. Proskauer previously had represented the Ares Holders in connection with their acquisition of the Company in 2012, and from time to time had represented and in the future may represent the Ares Holders and affiliates of the Ares Holders on matters unrelated to the representation of the Company.

The Company previously had acknowledged, confirmed and waived any potential or actual conflicts with or objections to Proskauer's past and future representations of the Ares Holders and their affiliates.

        At the June 29, 2018 meeting, in response to meaningful challenges and headwinds that the Company faced, including, among other things, difficulties enhancing stockholder value (as reflected by the Company's trading price), the Board discussed its desire to evaluate a broad range of potential strategic alternatives that might be available to the Company, with the objective of maximizing value for all stockholders. With the assistance of Proskauer, the Board determined it was in the best interest of the Company and its stockholders to form a Strategic Review Committee (the "Committee") to identify, explore and evaluate possible strategic alternatives for the Company. The Board appointed three disinterested and independent directors, Kenneth Tuchman, Paul Hopkins, and Joseph Tesoriero, to the Committee, with Mr. Tuchman appointed as the Chairperson of the Committee. At the meeting, Proskauer reviewed with the members of the Board their fiduciary duties under Delaware law, the proposed responsibilities and duties of the Committee, and the proposed procedural requirements of the Committee. The Board resolved that the Committee was authorized and empowered to, among other things, retain legal counsel and advisors as it determined was necessary, and to make recommendations to the Board and, if it deemed appropriate, to the stockholders regarding any strategic alternatives. Proskauer noted that no particular transaction had been identified. Dennis Gies, a member of the Board and a representative of the Ares Holders, conveyed to the Board that the Ares Holders did not need to liquidate their positions in the Company and did not currently intend to participate in any strategic transaction involving the Company in any capacity other than on a pro rata basis together with all other stockholders of the Company. He emphasized that it was important for the Board, in its review of strategic alternatives, to make the decision that was in the best interest of the Company and all of its stockholders. From time to time during the evaluation of potential strategic alternatives prior to signing the Merger Agreement, the Committee and its advisors consulted with representatives of the Ares Holders and reconfirmed that the Ares Holders had no intention to participate in a strategic transaction involving the Company as a buyer or in any capacity other than on a pro rata basis together with all other stockholders of the Company.

        On July 13, 2018, the Committee engaged Gibson, Dunn & Crutcher LLP ("Gibson Dunn") to serve as its legal counsel and assist with its review of potential strategic alternatives. At the time of Gibson Dunn's engagement by the Committee, and prior to the Company's execution of the Merger Agreement, Gibson Dunn informed the Committee that Gibson Dunn from time to time has represented, and currently represents, certain affiliates of Ares and Apollo, respectively, in matters unrelated to the Company and unrelated to Gibson Dunn's representation of the Committee. The Committee considered and waived any potential or actual conflicts of interest with respect to such representations, in light of both the nature of Gibson Dunn's worldwide practice and the fact that Gibson Dunn represented that fees received from such representations were an immaterial portion of Gibson Dunn's annual revenues.

        On July 17, 2018, the Committee held an in-person meeting attended by representatives of Gibson Dunn and Proskauer, Mr. Gies, Mr. Hirz and representatives of the Ares Holders, to review the potential engagement of a financial advisor to assist the Committee with its strategic review process. Based on, among other things, their reputation, experience and familiarity with the Company's business and industry, Jefferies LLC ("Jefferies") and Citigroup Global Markets Inc. ("Citi") were invited to interview with the Committee and share information regarding their respective qualifications. Following these interviews, the meeting was adjourned and reconvened later in the day with only Committee members and representatives of Gibson Dunn in attendance to discuss and review the scope of the Committee's authority, responsibilities and procedures. At the meeting, the Committee discussed the possibility of selecting both Jefferies and Citi to serve as financial advisors, authorized Mr. Tuchman to invite Jefferies and Citi to submit fee proposals, and approved and ratified the engagement of Gibson Dunn as its counsel.

        On July 18, 2018, the Board held an in-person meeting attended by members of the Company's management. Mr. Hirz provided the Board with an update on the Company's business results and highlights for the second quarter of 2018 and an update on the Company's 2018 strategic priorities. Following the presentation, the Board conducted an executive session without the Company's management. During the executive session, Mr. Tuchman provided to the Board an update on activities of the Committee and, after discussion of the proposed compensation of the Committee members, the Board resolved to pay each of the Committee members (i) $750 per meeting of the Committee, (ii) an additional $10,000 per annum, payable quarterly, to the Chairperson, and (iii) reimbursement for any reasonable out-of-pocket expenses incurred in connection with attending each Committee meeting.

        On July 20, 2018, the Committee held a telephonic meeting attended by representatives of Gibson Dunn. At the meeting, the Committee discussed certain information provided at the Committee's request by Jefferies and Citi regarding their respective credentials and material investment banking relationships with certain affiliates of the Ares Holders. The Committee discussed the credentials of Jefferies and Citi, and determined that both were qualified to serve as financial advisors to the Committee given, among other things, their reputation, experience and familiarity with the Company's business and industry. However, given the uncertain structure or nature of a potential transaction, if any, that could develop from the Committee's work, and in light of historical investment banking relationships between each of Jefferies and Citi and certain affiliates of the Ares Holders, the Committee determined that it would be prudent to engage an additional financial advisor, particularly one with minimal or no prior involvement with the Company, the Ares Holders or any of their affiliates, and determined to commence discussions with an additional financial advisor.

        Later that day, at the request of the Committee, Mr. Tuchman held preliminary discussions with representatives of Centerview Partners LLC ("Centerview") to discuss its potential engagement as a financial advisor in connection with the Company's strategic review process.

        On July 22, 2018, the Committee held a telephonic meeting attended by representatives of Gibson Dunn, in which Mr. Tuchman updated the other members of the Committee on his preliminary discussions with Centerview. The Committee discussed Centerview's qualifications and experience advising in the retail sector, and the fact that Centerview advised that it did not have material business with the Ares Holders or any of their affiliated investment funds or portfolio companies (which verbal disclosure was subsequently supplemented by written disclosures; see "—Opinion of Centerview Partners LLC" under this "Item 4. The Solicitation or Recommendation" for additional information). Based on these attributes, the Committee determined that Centerview was qualified to co-advise the Committee with Jefferies and Citi.

        On July 25, 2018, the Committee held a telephonic meeting attended by Mr. Hirz and representatives of Gibson Dunn. Representatives of Centerview presented its credentials to the Committee, which discussed Centerview's presentation. The Committee determined to engage each of Jefferies, Citi and Centerview (collectively, the "Financial Advisors") to serve as financial advisors, subject to the negotiation of mutually acceptable terms of engagement and, to the extent not already provided, the completion and review by the Committee of relationships disclosures from the Financial Advisors. The Committee discussed the potential economic terms of its engagement of the Financial Advisors, which took into account the fact that there were three financial advisors assisting the Committee, and authorized Mr. Tuchman to negotiate the terms of engagement with each Financial Advisor. The Committee subsequently ratified Mr. Tuchman's execution, on behalf of the Committee, of the Financial Advisors' respective engagement letters. Although the Committee reserved the right to request an opinion from each Financial Advisor, the Committee expected to request an opinion only from Centerview or opinions from Centerview and one of the other Financial Advisors that had relatively less significant investment banking relationships with the other parties involved in any proposed strategic transaction considered by the Committee.

        In August 2018, to assist in the evaluation of potential strategic alternatives for the Company, including a standalone plan, the Committee instructed and provided guidance to the Company's management for preparing financial projections of the Company for the five-year period from fiscal years 2019 through 2023 (the "Five Year Plan"). During August and early September 2018, the Company's management worked to develop the Five Year Plan incorporating the most currently available information and actual results to date while the Financial Advisors conducted, with the assistance of the Company's management, a review of the Company and its business.

        On September 12, 2018, the Committee held a telephonic meeting with members of the Company's management and representatives of Gibson Dunn to review and discuss a draft of the Five Year Plan. The Committee and members of the Company's management engaged in detailed discussions regarding the Five Year Plan, including the underlying inputs and assumptions. The Committee provided input on the draft plan, which management subsequently revised for presentation to the Board.

        On September 17, 2018, the Board held a telephonic meeting attended by members of the Company's management and representatives of Proskauer and Ares. At the meeting, the Board received an update from the Committee. The Board then received a presentation by the Company's management regarding the Five Year Plan that was prepared for purposes of (i) assisting the Board and the Committee with their evaluation of potential strategic alternatives, including a standalone plan, (ii) sharing with interested parties in connection with the Company's strategic review process, and (iii) the Financial Advisors' review and financial analyses of the Company and its business. At this meeting, the Board authorized the distribution of materials summarizing the Five Year Plan to interested parties in the process at the appropriate time. For more information, see "—S&F Projections" under this "Item 4. The Solicitation or Recommendation".

        On September 24, 2018, the Committee held a telephonic meeting with representatives of Gibson Dunn and the Financial Advisors. Jefferies and Citi provided the Committee with an overview of and discussed the Company's historical financial performance and market comparisons, certain potential strategic alternatives for the Company, including the status quo, a sale of the Company, sale of a segment and certain separation options for the segment, prospective transaction parties and certain process considerations. Jefferies and Citi collectively recommended that the Committee gauge potential third party interest in the Company as part of the Company's strategic review process. Centerview also provided its perspective to the Committee on the strategic alternatives and process considerations discussed by Jefferies and Citi, concurring with their recommendation to the Committee. Following the departure of the Financial Advisors from the meeting, the Committee discussed and concurred in the view that it would be worthwhile for the Company to proceed with a structured process to identify, solicit and evaluate potential third party interest in the Company.

        On October 1, 2018, the Board held an in-person meeting with members of the Company's management, and representatives of Gibson Dunn, Proskauer and the Financial Advisors. Jefferies and Citi provided the Board with a substantially similar overview discussed with the Committee on September 24, 2019, together with a preliminary list of potential buyers of the Company to contact and solicit interest on behalf of the Company. Representatives of Centerview provided their perspective on process considerations related to the potential strategic alternatives. After further discussion, the Board determined that the Committee should continue to identify, explore and evaluate potential strategic alternatives that might be available to the Company.

        Between October 2, 2018 and October 21, 2018, the Committee discussed the strategic review process with representatives of the Financial Advisors, including the strategy for contacting third parties to gauge initial, but credible, interest in the Company and, with the assistance of Jefferies and Citi, and input from Centerview, the Committee agreed to phase the Company's outreach to potential interested parties. The Committee worked with the Company's management, Jefferies and Citi, and with input from Centerview, to refine a suggested list of potential interested parties and classified them into two tiers, "Tier 1" or "Tier 2", based on the nature of their business and profile, historical acquisitions in the Company's industry, and likelihood and ability to complete a transaction with the Company.

        Beginning on October 22, 2018, at the direction of the Committee, representatives of Jefferies and Citi commenced an initial outreach on behalf of the Company to 28 potential buyer parties, consisting of three "Tier 1" strategic parties, 10 "Tier 2" strategic parties, and 15 "Tier 1" financial sponsors parties, including Apollo Management IX, Parties A, B and C, each a potential financial sponsor buyer, and Party D, Party E, and Party F, each a potential strategic buyer. Confidentiality agreements were provided to interested parties following this initial outreach. Between October 22, 2018 and January 20, 2019, 26 interested parties executed confidentiality agreements. Over the course of the strategic review process, interested parties were granted access to confidential information of the Company, including through its virtual data room, met with members of the Company's management and held various due diligence sessions. The confidentiality agreements contained customary standstill provisions and prohibited all participants from (i) having discussions with any potential co-bidders in connection with a potential acquisition of the Company, (ii) contacting any potential sources of debt or equity financing for a potential acquisition of the Company (including with respect to an equity rollover) or (iii) entering into any exclusive financing arrangements, in each case without the prior authorization of the Company.

        On November 9, 2018, the Committee held a telephonic meeting to discuss and review the status of the Company's third-party solicitation process. The Committee agreed to include additional potential parties to include in the Company's third-party solicitation process, which consisted of three "Tier 2" strategic buyers and 18 "Tier 2" financial buyers. Beginning on November 15, 2018, at the direction of the Committee, representatives of Jefferies and Citi contacted these additional parties.

        From November 26, 2018 to December 18, 2018, the Company's management conducted in-person "fireside chat" meetings with eight interested parties: Apollo Management IX, Parties A, B, C, D, E, G, a potential financial sponsor buyer, and H, a potential financial sponsor buyer, and presented an overview of the Five Year Plan and other publicly disclosed information on the Company. Representatives of the Financial Advisors also attended these meetings. Prior to such meetings, the Five Year Plan materials were updated with minor revisions to the Company's financial projections for fiscal years 2019 through 2023 based on Company management's updated best estimates and expectations for the 2018 fiscal year financial results. The Management Projections found in "—S&F Projections" under this "Item 4. The Solicitation or Recommendation" reflect such updates to the Five Year Plan, which Management Projections were provided to the Committee and the Board for their review and consideration in the strategic review process.

        Beginning on November 28, 2018, the "fireside chat" materials were distributed to interested parties that had entered into confidentiality agreements with the Company but were unable or declined to attend in-person meetings. Neither at these meetings nor at any other time prior to signing the Merger Agreement were there any discussions by the Company's management with any interested party participating in the strategic review process regarding the terms of any post-closing employment or post-closing equity participation in the surviving company in connection with a potential transaction.

        On November 30, 2018, at the direction of the Committee, representatives of Jefferies and Citi began distributing to potential interested parties the Company's bid process letter containing proposal instructions and procedures and requested that each interested party submit a non-binding preliminary proposal, including an indicative price, by December 20, 2018. Parties indicating that they would not be able to meet the December 20, 2018 preliminary proposal deadline were permitted to remain in the process and to submit a proposal once able to do so.

        On December 4, 2018, Party G indicated that it was unable to participate in the process given timing constraints.

        On December 6, 2018, at the direction of the Committee, representatives from Jefferies additionally contacted Party I, a potential financial sponsor buyer, to gauge its interest in participating in the strategic review process.

        On December 15, 2018, at the direction of the Committee, Jefferies and Citi distributed additional data and information from the Company's Five Year Plan to further assist potential interested parties with their assessment of the Company and its business prior to submitting a preliminary proposal.

        On December 17, 2018, Party H indicated that it was no longer interested in pursuing a transaction with the Company, citing the Company's challenges in improving the public market's perception of the Company's value (as reflected by the trading price of the Shares) and Party H's lack of conviction to make changes to the Company's business as an attempt to improve such perception.

        On December 20, 2018 and in response to the Company's request for bid submissions, non-binding preliminary proposals to acquire all of the outstanding Shares of the Company were submitted by Apollo Management IX for $7.00-8.00 per Share, Party A for $6.50-7.00 per Share, and Party D for $7.00-7.50 per Share. In its proposal, Apollo Management IX reserved the right to increase or decrease its purchase price range depending on the outcome of future due diligence, including, among other items, confirmation of the financial results and the achievability of the Company's financial and operating projections provided to Apollo Management IX earlier that month. In addition, Party I submitted a non-binding preliminary proposal to acquire the Smart & Final business division for a price in the range of 4.5 times to 5.5 times the trailing 12-month Adjusted EBITDA of such business division, indicating that it expected to submit a letter of intent outlining a specific purchase price at a later date following additional due diligence review. Party I was subsequently provided certain due diligence materials but failed to update its proposal with a specific price indication. Also that day, Party C indicated that it was no longer interested in pursuing a transaction with the Company, citing its concerns in the Company's ability to successfully expand outside of California.

        On December 21, 2018, members of the Committee held telephonic meetings with representatives of the Financial Advisors in attendance to review each of the non-binding preliminary proposals that had been received as of such date, the status of participation and potential bid submissions by other prospective parties, and an additional review of the Five Year Plan. Following this meeting, at the direction of the Committee, representatives of Jefferies and Citi contacted Party A encouraging them to resubmit a more competitive proposal.

        On December 24, 2018, Party B submitted a non-binding preliminary proposal to acquire all of the outstanding Shares of the Company for $5.75-6.75 per Share.

        On January 2, 2019, Party A resubmitted its preliminary proposal, increasing its proposed purchase price from $6.50 - $7.00 per Share to $7.00 - $7.50 per Share.

        On January 3, 2019, members of the Committee held telephonic meetings with representatives of the Financial Advisors in attendance, to review each of the non-binding preliminary proposals that had been received as of such date, and the status of participation and potential bid submissions by other prospective parties in the process. The Committee discussed the possibility of expanding the process to invite proposals from prospective parties interested in acquiring either of the Company's two business divisions on a standalone basis. The Committee decided to invite Apollo Management IX and Parties A, D and I to advance to the next round of the Company's strategic review process and instructed Jefferies and Citi, with the assistance of the Company's management, to continue working with such parties to improve their price indications. The Committee also decided to invite Party B to proceed in the strategic review process if Party B was able to improve its proposal. Following this meeting, at the direction of the Committee, representatives of Jefferies and Citi contacted Party B encouraging them to resubmit a more competitive proposal.

        On January 4, 2019, Party D requested the Company's approval, as required by the terms of Party D's confidentiality agreement with the Company, to work with Party J, a financial sponsor party. The Committee determined that permitting such partnering would allow Party D to more effectively compete in the process and, therefore, approved such request, subject to Party J's entry into an acceptable confidentiality agreement (on terms consistent with those agreed to by other interested parties and described above), which occurred on January 21, 2019.

        On January 7, 2019, following due diligence discussions with the Company's management, Party B resubmitted a preliminary proposal increasing its proposed purchase price from $5.75 - $6.75 per Share to $6.75 - $7.75 per Share and advanced to the next round of the strategic review process.

        On January 17, 2019, Apollo Management IX met with the Company's management to attend a management presentation. Representatives of Jefferies and Citi also attended this meeting.

        Between January 17 and January 28, 2019, the Company's management also met with Parties A, B, D and I to conduct management presentations. Representatives of the Financial Advisors also attended these meetings.

        On January 22, 2019, the Board held a telephonic meeting attended by members of the Company's management and representatives of Proskauer and the Financial Advisors. At the meeting, the Board received an update on the strategic review process from Mr. Tuchman, on behalf of the Committee, and an update on certain market trends and activity and on the Company's strategic review process from Jefferies and Citi. Jefferies and Citi reported that, as of January 20, 2019, (i) 49 potential interested parties (including 16 strategic parties and 33 financial sponsors) had been contacted regarding a potential transaction in connection with the Company's strategic review process, (ii) 26 parties had executed confidentiality agreements and (iii) five parties had submitted preliminary proposals. The remaining 44 potential interested parties did not submit indications of interest by January 22 and/or expressly had declined to continue to participate in the process, citing, among other reasons, difficulty in making an offer that would represent a premium to the Company's trading price and in identifying additional growth drivers beyond inflation, hesitation on investing in the grocery sector in general, and/or recent store trends of the Company. At this meeting, the Board authorized Jefferies and Citi to approach additional financial sponsor parties and strategic parties interested in acquiring a segment of the Company's business to foster an alternative valuation perspective and a more competitive dynamic for the process.

        On January 26, 2019, at the direction of the Committee, representatives from Citi additionally contacted Party K, a potential financial sponsor buyer, to gauge its interest in participating in the strategic review process.

        On February 2, 2019, Party E submitted a non-binding preliminary proposal to acquire all of the outstanding Shares of the Company at a price of $7.10-$8.03 per Share.

        On February 4, 2019, Reuters published an article indicating that the Company was exploring a sale process.

        On February 6, 2019, Party F submitted a non-binding preliminary proposal to acquire the Company's Smart Foodservice business division at a price equal to 8.0 times estimated 2018 Adjusted EBITDA (approximately $74 million) of such business division.

        On February 22, 2019, the Company distributed a draft merger agreement, prepared by Proskauer, via the Company's virtual dataroom to Apollo Management IX and Parties A, B, D, E, F and J. Also that day, the Company's management met with Party K and provided a brief overview about the Company's business.

        On February 25, 2019, Apollo Management IX met with the Company's management and other representatives for a business due diligence follow-up meeting.

        On February 28, 2019, the Board met with members of the Company's management with representatives of the Financial Advisors present. During these meetings, members of the Company's management made presentations and discussed with the Board the Company's preliminary results for the 2018 fiscal year. The Board also received an update from the Committee and set a date for the annual meeting of the Company's stockholders to be held on May 22, 2019. Also at this meeting, the Committee directed Jefferies and Citi to provide a final round process letter to each of the nine interested parties (Apollo Management IX and Parties A, B, D, E, F, I, J and K), with instructions that such parties should seek to improve their proposed purchase prices and submit a final proposal by March 15, 2019. On March 1, 2019, at the direction of the Committee, Jefferies and Citi distributed the final round process letter to each of the nine interested parties.

        In late February / early March 2019, Party A indicated that it would be unable to support its preliminary proposal and Party I indicated that it was unable to improve its price. Both parties indicated that they were unlikely to proceed with the process.

        On March 13, 2019, the Company announced its fourth quarter and full-year 2018 financial results.

        On March 15, 2019, Apollo Management IX submitted a proposal letter detailing a non-binding proposal to acquire 100% of the fully diluted equity interests of the Company at a purchase price of $6.50 per Share in cash. Apollo Management IX noted in its letter that the $6.50 per Share purchase price represented an approximately 30% premium to the Company's closing share price as of March 15, 2019. By the terms of the letter, this purchase price was conditioned on the Company executing a 15-day exclusivity agreement by the evening of March 17, 2019. After that time, the terms of the letter dictated that the price per Share offered by Apollo Management IX would decline by $0.25 per day. That day, Apollo Management IX submitted to the Company its revisions to the Company's draft merger agreement.

        Also on March 15, 2019, proposals were received for each of the Company's business divisions from (i) Party J to acquire only the Company's Smart & Final business division for $400 million, (ii) Party B to acquire only the Company's Smart Foodservice business division for $600 million and (iii) Party D to acquire only the Company's Smart Foodservice business division for $700 million. These proposals reflected various assumptions with respect to tax, pension and other matters, required further due diligence, and presented certain structural complexities and uncertainty regarding the liabilities assumed as part of such proposals or the timing and financing required by such interested parties to consummate such proposed transactions. Each of the foregoing items could potentially affect the aggregate value of such proposals to acquire each of the Company's business divisions relative to a single proposal to acquire all of the Company. No proposals were submitted by Party F or Party E on such date.

        On March 16, 2019, the Committee held a telephonic meeting with representatives of Gibson Dunn in attendance to discuss the terms of the proposals received the previous day. The Committee also discussed the Five Year Plan and Company management's continued confidence in such forecast. Following a discussion of the foregoing considerations, the Committee determined it would not recommend entering into exclusivity with Apollo Management IX prior to the Board's scheduled meeting on March 18, 2019 to review and discuss all proposals. With respect to Party D's proposal to acquire the Company's Smart Foodservice business division, there was concern of members of the Committee that such acquisition might entail complexities relating to regulatory filings and clearances required for such a transaction. Committee members also held additional discussions that day with representatives of Jefferies and Citi regarding the proposals that had been received. The Committee held another telephonic meeting on March 17, 2019, reaching the same determination regarding Apollo Management IX's exclusivity request after further discussion of the proposals, and in light of an indication by representatives of the Ares Holders to Mr. Tuchman prior to such meeting that the Ares Holders were potentially supportive of a transaction with Apollo Management IX at $6.50 per Share and potentially supportive of the Company granting exclusivity to Apollo Management IX, but (notwithstanding the expiring nature of Apollo Management IX's proposal) not before the Board had an opportunity to discuss all proposals.

        On the evening of March 17, 2019, Apollo Management IX advised Jefferies and Citi that Apollo Management IX's bid had declined from $6.50 per Share to $6.25 per Share per the terms of its proposal letter in which it indicated that its price per Share would decline by $0.25 per day if exclusivity were not granted by such day.

        On March 18, 2019, the Board held a telephonic meeting attended by members of the Company's management, representatives of Kirkland & Ellis LLP ("Kirkland"), newly engaged as legal counsel to the Company, and representatives of the Financial Advisors. The engagement of Kirkland followed the departure by the specific attorneys advising the Company while at Proskauer who had since joined Kirkland. To maintain continuity and deep knowledge of the Transactions, the Committee had subsequently recommended to the Board, and the Board then approved and ratified, the engagement of Kirkland and waived any potential and actual conflicts or other objection with respect to Kirkland's representations, from time to time, of affiliates of Apollo, and the Ares Holders and their affiliates, in each case, in matters unrelated to the Transaction.

        At the meeting, Jefferies and Citi provided to the Board a summary of the process as of that date, noting that, as of that date, a total of 74 parties (56 financial sponsor parties and 18 strategic parties) had been contacted regarding a potential transaction, and that 32 parties (26 financial sponsor parties and six strategic parties) had executed a confidentiality agreement, resulting in seven preliminary proposals from Apollo Management IX and Parties A, B, D, E, F and I, and four final proposals from Apollo Management IX and Parties B, D and J. Jefferies and Citi then reviewed for the Board the final proposals received, the status and feedback of the interested parties, and certain related matters, including the automatic reduction in the price per Share included in Apollo Management IX's proposal and Apollo Management IX's request for the execution of a support agreement by the Ares Holders in connection with a potential transaction. At that meeting, the Board instructed Jefferies and Citi to seek increased price indications from each of the parties that had submitted final proposals.

        Also on March 18, 2019, in lieu of an updated proposal to acquire all of the Company's Shares, Party E sent a letter indicating that it would not be submitting a proposal to acquire all of the outstanding Shares of the Company but would consider a minority equity interest in an acquisition by a third party to acquire all of the Company's Shares. No specific third party acquiror or proposal to acquire all of the Company's Shares had been identified by Party E and its intention to participate as a minority equity investor was conditioned on reaching alignment of interests and financial terms with such hypothetical third party acquiror. Party E also suggested a strategic partnership with such new or existing equity owners to leverage Party E's cloud business as part of the Company's digital business strategy.

        In addition, on March 18, 2019, the Committee, with the assistance of Jefferies and Citi, engaged in further negotiations with Apollo Management IX via conference call, as a result of which Apollo Management IX, as an inducement to obtain exclusivity, increased its proposed purchase price to $6.60 per Share and then to $6.75 per Share, subject to the Company granting Apollo Management IX a period of exclusivity and completion of confirmatory and customary due diligence. The Committee was updated as to these discussions and negotiations.

        On March 19, 2019, the Board held a telephonic meeting attended by members of the Company's management and representatives of Kirkland and the Financial Advisors. At the meeting, Jefferies and Citi provided an update on discussions initiated, at the direction of the Board with each of the parties that had submitted final proposals to seek increased price indications. Jefferies and Citi noted that following further negotiations, Apollo Management IX had offered to increase its proposal to $6.75 per Share in cash if the Company agreed to enter into an exclusivity agreement with Apollo Management IX. Jefferies and Citi also noted that increased price indications had been sought from other interested parties but that such parties either did not respond, indicated that they would not be able to increase their proposal (Party B), or would require additional time and due diligence in order to potentially increase their bid (Party J and Party D). The Board and its advisors discussed how, relative to Apollo Management IX's proposal, which was subject to completion of confirmatory and customary due diligence, the other proposals were more complex and subject to significantly greater financing and timing uncertainties and potentially unfavorable tax consequences. Kirkland reviewed with the Board the terms of the exclusivity agreement included with Apollo Management IX's proposal and provided to the Board. Mr Tuchman then reported that, after evaluating the results then to date of the Company's third-party solicitation process and in exchange for, among other things, Apollo Management IX's increased purchase price of $6.75 per Share, the Committee was unanimously in favor of entering into a 15-day exclusivity agreement with Apollo Management IX and commencing negotiations on the terms of a transaction with Parent and Purchaser. The Board approved the Company's entry into the exclusivity agreement.

        That evening, at the direction of the Committee, the Company signed the First Exclusivity Agreement with Apollo Management IX with an expiration time of 11:59 p.m. New York City time on April 3, 2019. Confirmatory due diligence began promptly and Apollo Management IX's advisors were permitted access to the Company's virtual data room. During Apollo Management IX's exclusivity period, access to the virtual data room for other parties was restricted.

        On March 23, 2019, Apollo Management IX indicated that it had identified certain due diligence findings not previously known to Apollo Management IX that materially impacted its original business case for the transaction and verbally revised its proposed purchase price to $6.10 per Share. The Company's management thereafter discussed and clarified for Apollo Management IX the due diligence items raised.

        On March 25, 2019, Apollo Management IX submitted a revised proposal lowering its proposed purchase price from $6.75 per Share to $6.30 per Share citing certain due diligence findings as contributing factors for this revision and indicated that its revised proposal was its "best and final" offer. Later that day, at the direction of the Committee, the Company and Apollo Management IX agreed to amend the First Exclusivity Agreement so that it expired effective as of the beginning of business on that day. Following such expiration, other parties were permitted to access the Company's virtual data room and recommence their due diligence review.

        On March 26, 2019, the Committee held a telephonic meeting with representatives of Gibson Dunn and Mr. Hirz to discuss recent developments with respect to Apollo Management IX's revised proposal and to consider strategies for maximizing stockholder value. The Committee assessed Apollo Management IX's revised proposal versus the value to stockholders implied by pursuing two complementary transactions with Party J and Party D, including an assessment of the relative risk of completing two separate transactions compared to the risk of completing a single transaction with Parent and Purchaser. Representatives of Gibson Dunn reviewed with the Committee the Committee's fiduciary duties. The Committee then discussed various other potential alternatives for maximizing stockholder value in light of the current circumstances, including other possible transaction structures or continuing to execute the Company's existing business plan and not undertaking a transaction at this time. Noting that Apollo Management IX's revised proposal of March 25, 2019 indicated that Apollo Management IX would require another exclusivity agreement if the Company wished to proceed with

Apollo Management IX, the Committee determined that it would recommend against re-entering into exclusivity with Apollo Management IX at this time and requested that Jefferies and Citi provide additional perspectives on the other proposals and potential alternatives available to the Company.

        On March 28, 2019, Apollo Management IX submitted a proposal that it described as its absolute final offer of $6.50 per Share in cash. The proposal specified, among other things, that (i) the offer would expire in the afternoon on March 29, 2019 unless prior to such deadline the Company re-entered into exclusivity with Apollo Management IX through April 12, 2019, or alternatively agreed to reimburse Apollo Management IX's expenses in the event a transaction did not materialize between the parties and (ii) the Ares Holders would be required to enter into a support agreement agreeing to tender their Shares into the Offer and which obligation would not terminate even if the Board were to change its recommendation to stockholders with respect to the transaction with Parent and Purchaser.

        On March 29, 2019, the Committee held a telephonic meeting with representatives of Gibson Dunn to review Apollo Management IX's proposal from the previous day. Mr. Tuchman updated the other Committee members on his discussions earlier in the day with Mr. Gies and Jefferies and Citi regarding Apollo Management IX's offer and the status of the other proposals by Party D, Party J and Party B. Mr. Tuchman also indicated that the Ares Holders were unwilling to accommodate the condition in Apollo Management IX's proposal to enter into a support agreement as part of a transaction unless, among other things, such support agreement would terminate in the event the Board were to change its recommendation to the Company's stockholders that they tender their Shares in such transaction. After considering Apollo Management IX's revised proposal and the foregoing factors, the Committee determined to decline Apollo Management IX's request for exclusivity and its alternative request for expense reimbursement. The Committee also determined to instruct Jefferies and Citi to request that each of Party J and Party D promptly submit an updated joint proposal and provide additional details to enable the Committee and the Board to better assess the prospects of such proposal. The Committee then discussed the other prospective parties in the process and remaining concerns underlying their proposals. It was noted that Party B was unable to increase its offer price any further and indicated that it would not resubmit a proposal, Party F had not responded to the most recent outreach from representatives of Jefferies and Citi following its informal interest in submitting a proposal, and Party J was so far unable to provide the committed equity financing on its own and recently had requested approval, as required under its confidentiality agreement with the Company, to allow a possible financing source, with which it had informal discussions but which had not conducted any due diligence, to commence a due diligence review. At the Committee's direction, Jefferies requested that Party J first submit an updated joint proposal with Party D to confirm their proposed purchase price before allowing a new third party to commence a due diligence review at this late stage.

        On April 5, 2019, the Committee held a telephonic meeting with representatives of Gibson Dunn to review the suggested revisions in the draft mark-up of the merger agreement circulated to the Board and the Committee by Kirkland the previous day, which was prepared in response to the proposed merger agreement that was submitted by Apollo Management IX on March 15, 2019. From time to time, the Committee and its advisors consulted with representatives of the Ares Holders to gauge their willingness to support a transaction with Parent and Purchaser on the terms being negotiated between the Company and Apollo Management IX.

        Later that day, the Board held a telephonic meeting attended by members of the Company's management, and representatives of Kirkland, Gibson Dunn and the Financial Advisors. Jefferies and Citi provided an update on discussions with interested parties, including Apollo Management IX and Parties D and J, and noted that, at the request of the Committee, Parties D and J had been instructed to provide increased price indications and greater clarity on their overall logistics and process to reaching a signed definitive agreement for their proposed transaction. In the context of the Board determining next steps in the strategic review process, Mr. Gies reiterated to the Board that the Ares Holders did not need to liquidate their positions in the Company and that it was important for the

Board in its review of strategic alternatives to make the decision that was in the best interest of the Company and all of its stockholders. Kirkland then reviewed with the Board the revised terms of the proposed merger agreement provided with Apollo Management IX's proposal, which, among other things, (i) contemplated fully committed equity and debt financing, (ii) required the Ares Holders to enter into a support agreement agreeing to tender their Shares into the Offer and which obligation would not terminate even if the Board were to change its recommendation to stockholders with respect to the transaction with Parent and Purchaser, (iii) proposed a termination fee of 3.5% of the Company's equity value payable by the Company under certain circumstances and a reverse termination fee of 5% of the Company's equity value payable by Parent and Purchaser under certain circumstances, (iv) defined a "Superior Offer" in which the Company would be entitled to terminate a pending transaction with Parent and Purchaser and accept an alternative acquisition proposal by a third party as a transaction involving 80% or more of the Company's assets or outstanding Shares, and (v) included a three-month outside termination date.

        After further discussion, the Board authorized Kirkland to send a revised draft of the proposed merger agreement to Morgan Lewis & Bockius LLP ("Morgan Lewis"), counsel to Apollo Management IX, reflecting the following counterproposal: (i) requiring that any support agreement entered into by the Ares Holders must terminate if the Board were to change its recommendation to stockholders, (ii) a termination fee of 3% of the Company's equity value, (iii) a reverse termination fee of 7% of the Company's enterprise value, (iv) "Superior Offer," defined as a transaction involving 50% or more of the Company's assets or outstanding Shares, or involving one of the Company's two business divisions, and (v) an outside termination date of four months that would automatically extend for an additional two months if the Regulatory Condition was not satisfied at the end of such four-month period.

        On April 6, 2019, representatives of Apollo Management IX called representatives of Jefferies and Citi stating that exclusivity would be required for Apollo Management IX to complete its due diligence review. On April 8, 2019, representatives of Apollo Management IX again called representatives of Jefferies and Citi to reconfirm its $6.50 per Share proposal, to confirm the progress that had been made with its legal due diligence review and that, subject to reentering exclusivity through April 15, 2019, with a focused due diligence review, it could be in a position to sign an agreement as soon as April 11 or 12.

        On April 11, 2019, representatives of Party D and Party J submitted a revised joint proposal with a proposed purchase price of $6.50 per Share, and indicated that they would need to conduct meaningful business and legal due diligence, estimating approximately four weeks before being able to execute a definitive agreement. Party J also indicated that it would need to obtain additional equity and debt financing for its acquisition of the Company's Smart & Final business division. On that day, in accordance with the Committee's directives, representatives of Jefferies and Citi approached representatives of Apollo Management IX to request an increase in Apollo Management IX's proposed purchase price to $6.75 per Share in exchange for entering into another exclusivity agreement. Apollo Management IX rejected such request and indicated that it would withdraw its proposal if the Company did not enter into another exclusivity agreement. Following discussion with the Committee, the Company's management and Ares, representatives of Jefferies and Citi contacted representatives of Party D and Party J to inquire whether they could deliver a proposal at $7.00 per Share. That evening, representatives of Parties D and J indicated that they were striving to submit a revised joint proposal of $7.00 per Share, subject to certain financing conditions (such as securing debt and equity financing commitments), but were not yet ready or able to submit such a proposal at that time.

        On April 12, 2019, the Committee held a telephonic meeting with Mr. Hirz, Mr. Gies and representatives of Gibson Dunn and Kirkland. At the meeting, the Committee discussed the interactions of representatives of Jefferies and Citi with representatives of Apollo Management IX the previous day. Based on the meaningful risk in refusing Apollo Management IX's demand for short-term exclusivity, the Committee was unanimously in favor of executing another short-term exclusivity agreement with Apollo Management IX. Representatives of Kirkland provided an update that Apollo Management IX had responded to the Company's counterproposal on April 5, 2019 by (i) accepting that the support agreement entered into by the Ares Holders would terminate upon a Board change of recommendation, (ii) accepting a termination fee of 3% of the Company's equity value, (iii) counterproposing a reverse termination fee of 6% of the Company's equity value, (iv) counterproposing that "Superior Offer" be defined as a transaction involving 80% or more of the Company's assets or outstanding Shares and (v) counterproposing a three-month outside termination date with a one-month extension to satisfy the Regulatory Condition, but indicating that it was willing to consider a longer outside termination date subject to discussion with its lenders regarding the corresponding outside termination date under the debt financing commitments of Purchaser's subsidiaries. Kirkland also noted a new issue raised by Morgan Lewis regarding the treatment and acceleration of outstanding employee equity awards in connection with the potential transaction with Parent and Purchaser. The Committee next discussed the status of a revised joint proposal by Parties D and J, noting that representatives of Parties D and J indicated verbally that they were continuing to try to reach a combined valuation of $7.00 per Share. The Committee discussed various considerations, including the potential impact of a delayed transaction with Parties D and J; the time value of money and market risk associated with such delay; the complexity of a dual transaction structure and negotiating multiple transaction agreements concurrently with Parties D and J; the coordination between Parties D and J that would be necessary to effectuate such dual transaction; the relative speed and certainty associated with a potential transaction with Parent and Purchaser; and the comparatively greater conditionality and uncertainty involved with the joint proposal by Parties D and J. Mr. Gies indicated that the Ares Holders would support a short-term exclusivity agreement with Apollo Management IX in anticipation of reaching terms with Apollo Management IX on a definitive agreement at a purchase price of $6.50 per Share within the next few days and the perceived risk that Apollo Management IX might immediately terminate discussions in the absence of short-term exclusivity with the Company. After further discussion, the Committee resolved to recommend to the Board later that day that the Company proceed with entering into a short-term exclusivity agreement with Apollo Management IX that would expire on April 15, 2019.

        Later that day, the Board held a telephonic meeting with representatives of Kirkland, Gibson Dunn and the Financial Advisors. Mr. Tuchman reported to the Board that the Committee had held a meeting earlier in the day with Mr. Gies, Mr. Hirz and representatives of Gibson Dunn and Kirkland in attendance to discuss the potential of the execution of another short-term exclusivity agreement with Apollo Management IX, as well as seeking increased price indications from Parties D and J. Mr. Tuchman reported that the Committee unanimously recommended the execution of a short-term exclusivity agreement between the Company and Apollo Management IX that would expire on April 15, 2019 because it believed Apollo Management IX's proposal was likely to be superior, based on (among other things) certainty and timing. He noted that such short-term exclusivity would not, in the Committee's view, preclude the Company from engaging with other potential interested parties, including Parties D and J, if and when such exclusivity agreement expired. It was noted that Apollo Management IX had rejected a request to increase its proposed purchase price to $6.75 per Share in exchange for exclusivity, and instead indicated it would exit the process entirely if an exclusivity agreement was not executed imminently. Given Apollo Management IX's repeated requests for exclusivity and the interactions with Apollo Management IX on the subject, Apollo Management IX's indication that it would exit the process or otherwise adversely change its proposal was viewed as a credible risk. Representatives of Jefferies and Citi then informed the Board that representatives of Parties D and J verbally indicated that Parties D and J were working to submit a revised proposal to jointly acquire all of the outstanding Shares of the Company for $7.00 per Share, but that further work was still required to secure both debt and equity financing commitments. Uncertainty remained regarding the additional due diligence and timing required for Parties D and J to complete such due diligence. No actual revised proposal for $7.00 per Share had been submitted by Parties D and J as of this meeting. A representative of Kirkland then discussed with the Board the draft merger agreement with Parent and Purchaser noting that while progress had been made in negotiating with Morgan Lewis the previous day, there remained a number of open issues, including, among other things, the treatment of outstanding employee equity awards in connection with the potential transaction with Parent and Purchaser, the amount of the reverse termination fee, the definition of "Superior Offer," and the duration of the outside termination date (each as noted in the immediately preceding paragraph). The representative of Kirkland noted that it had been made clear to Apollo Management IX that any resolution of the treatment and acceleration of outstanding employee equity awards would not affect the per Share consideration paid in the proposed transaction with Parent and Purchaser. The Board asked questions throughout with respect to, among other things, the terms remaining open, the range of normal termination and reverse termination fees, and the ratio between the two. It was determined that Kirkland should respond with the Company's previous positions on the reverse termination fee and definition of "Superior Offer" and to reserve on the duration of the outside termination date until there was greater clarity with respect to the anticipated timing needed to obtain applicable regulatory approvals in respect of the proposed transaction.

        Jefferies and Citi provided the Board at this meeting with a comparison of the proposals from Apollo Management IX and Parties D and J. Apollo Management IX's proposal was more advanced, including with respect to Apollo Management IX's due diligence review and financing commitments from Purchaser's subsidiaries, and Apollo Management IX was positioned to execute a transaction on a shorter timeline than Parties D and J. Parties D and J indicated that they would require an approximately four-week due diligence period before reaching a definitive agreement with respect to a potential transaction. The Board discussed with Jefferies and Citi the potential impact, on a present value basis, of such delay on the proposed purchase price indicated from Parties D and J. The Board also discussed at length and considered various factors concerning a potential revised proposal from Parties D and J, including the risks associated with such proposal, and concluded that the risk of Apollo Management IX exiting the process if an exclusivity agreement was not executed imminently outweighed the possibility that a potential revised proposal by Parties D and J would actually materialize on terms that were more favorable to the Company and its stockholders than the present proposal from Apollo Management IX. The Board then discussed the process of executing an exclusivity agreement with Apollo Management IX that would expire at noon Pacific time on April 15, 2019 and the possibility of resuming discussions with Parties D and J after such expiration, or for Parties D and J to submit a potential superior proposal during the "no shop" period following the announcement of a transaction. Representatives of Jefferies and Citi informed the Board that they had received notice during this meeting from representatives of Parties D and J that Parties D and J expected to submit a revised proposal at $7.00 per Share. The Board discussed that despite such notice there remained uncertainty surrounding whether a revised proposal from Parties D and J would actually materialize, uncertainty regarding debt and equity financing arrangements for such proposal, the risk of a price change in light of the significant remaining due diligence and uncertainty regarding the timeline to finalize and sign a transaction with Parties D and J. The Board asked questions throughout and engaged in further discussion, including, among other things, weighing the risks and likelihood of receiving a sufficiently certain proposal from Parties D and J at a price sufficient to offset the risk of a potential loss of Apollo Management IX's proposal, noting that the termination fee contained in any definitive merger agreement with Parent and Purchaser should be set at an amount that would not be likely to preclude Parties D and J or any other potential party from submitting a Superior Offer. Following such discussion, the Board authorized the Company's management and advisors to negotiate and execute an exclusivity agreement with Apollo Management IX that would expire at noon Pacific time on April 15, 2019. That evening, Parties D and J formally submitted their revised joint proposal reflecting a proposed purchase price of $7.00 per Share. Also later that evening, the Company signed the Second Exclusivity Agreement with Apollo Management IX with an expiration time of noon Pacific time on April 15, 2019.

        Over the course of April 12, 2019 through April 16, 2019, Kirkland and Morgan Lewis exchanged drafts of the merger agreement and the various ancillary documents, including the Equity Commitment Letter, the Limited Guarantee and Tender and the Support Agreement, in coordination, respectively with the Company, Parent, Purchaser and the Apollo Funds, as applicable. During this period, Morgan Lewis, other advisors of Apollo Management IX, and Kirkland held conversations regarding Apollo Management IX's contemplated bifurcated financing structure.

        On April 15, 2019, at the request of the Committee, Jefferies and Citi discussed termination fees with representatives of Apollo Management IX, with Apollo Management IX and the Company subsequently agreeing to a termination fee of $15 million (or approximately 3% of the Company's equity value) and a reverse termination fee of $30 million (or approximately 6% of the Company's equity value). Also that day, at the direction of the Committee, Mr. Hirz expressed his concern to representatives of Apollo Management IX regarding employee retention if outstanding employee equity awards were not accelerated and paid out to employees as part of the proposed transaction. Apollo Management IX agreed to permit the outstanding employee equity awards to be cancelled and converted into the right to receive payment on the terms set forth in Item 3 under the heading "Treatment of Equity and Cash Awards in the Transactions." No terms of any post-closing employment or post-closing equity participation in the surviving company were discussed by Mr. Hirz or any other member of the Company's management with Apollo Management IX at any time prior to signing the Merger Agreement.

        Also on April 15, 2019, the Board held a telephonic meeting attended by members of the Company's management, and representatives of Kirkland, Gibson Dunn and the Financial Advisors. Mr. Tuchman reported on the status of a potential transaction with Parent and Purchaser, noting that the merger agreement was not yet finalized and that the exclusivity agreement with Apollo Management IX previously approved by the Board on April 12, 2019 was nearing its expiration. He further reported that the Committee suggested that the Board delegate to the Committee the authority to extend such exclusivity for up to 24 hours if necessary. Jefferies then reviewed a preliminary financial analysis of the proposed consideration offered by Apollo Management IX and noted the process that had been undertaken on behalf of the Company over several months to solicit third-party indications of interest in the Company. In response to the Board's inquiry, Jefferies indicated that, based on the information considered to date, Jefferies anticipated that if it were requested to do so, it believed it would be in a position to provide the Board with an opinion as to the fairness, from a financial point of view, of the consideration proposed to be paid by Parent and Purchaser. Jefferies also provided an update on a potential proposal from Parties D and J, noting that the financial advisor to Parties D and J indicated that it was confident in its ability to obtain debt financing arrangements for Parties D and J, but that the sources of the equity financing remained uncertain. Jefferies further noted that Parties D and J indicated that they would likely require an approximately additional four weeks of due diligence prior to executing a definitive agreement with respect to any proposed transaction.

        A representative of Centerview then discussed methodologies that Centerview had employed in its financial analysis of the consideration proposed by Parent and Purchaser. The representative of Centerview reviewed the extensive third-party solicitation process that had been conducted on behalf of the Company with the assistance of Jefferies and Citi. As of such date, 74 parties had been contacted, 38 parties had executed a confidentiality agreement with the Company, eight had attended an in-person "fireside chat" meeting with the Company, seven had attended a management presentation, seven had submitted preliminary proposals and four had submitted final proposals. The representative of Centerview noted that, based on the information provided to Centerview to date, including the prospective terms of a transaction with Parent and Purchaser as reported to Centerview, if Centerview were requested to do so it would provide to the Board an opinion as to the fairness, from a financial point of view, of the consideration to be paid in the currently proposed transaction with Parent and Purchaser.

        After the presentations by Jefferies and Centerview, the Board and certain advisors discussed how, relative to Apollo Management IX's proposal, the joint proposal by Parties D and J was more complex and subject to significantly greater financing and timing uncertainties. Thereafter, the Board authorized the Committee to execute an extension of the Second Exclusivity Agreement with Apollo Management IX on the terms and conditions set by the Committee.

        Later that afternoon and evening, the Board held telephonic meetings attended by members of the Company's management, and representatives of Kirkland, Gibson Dunn and the Financial Advisors. At the meetings, representatives of Kirkland discussed with the Board an update on the draft of the proposed merger agreement among Parent, Purchaser and the Company, noting that, following clarity on the regulatory approvals involved with the proposed transaction and discussion with lenders of the Purchaser's subsidiaries, Apollo Management IX agreed with the Company's position of an outside termination date of four months, followed by an automatic two-month extension if the Regulatory Condition had not been satisfied. Kirkland reported that there remained some drafting and less material items that would require some additional time to review and finalize. They also reported that the other transaction agreements were being drafted and negotiated simultaneously with the proposed merger agreement. The Board expressed its views to Kirkland and instructed Kirkland to continue finalizing the terms of the proposed merger agreement and the other transaction agreements.

        Additionally, on April 15, 2019, the Committee reviewed updated material relationships disclosures provided by the Financial Advisors. The Committee discussed, among other things, the scope and scale of each Financial Advisor's relationships with Apollo, including the amount of fees received from Apollo during specified periods. The Committee noted that the amount of Citi's fees from Apollo was substantial but that the fee amounts for Jefferies and Centerview were not material relative to their respective overall investment banking businesses. Given the extent of Citi's investment banking relationships with Apollo relative to those of Jefferies and Centerview, the capabilities of Jefferies and Centerview and their involvement during the course of the strategic review process, the Committee determined, consistent with its earlier belief, that opinions from only Jefferies and Centerview would be sufficient.

        On April 16, 2019, the Board held a telephonic meeting attended by members of the Company's management, and representatives of Kirkland, Gibson Dunn and the Financial Advisors. At the meeting, a representative of Kirkland reviewed the Board's fiduciary duties in connection with a potential transaction of this type. The Board discussed the fact that Mr. Gies previously had reported in meetings of the Board that the Ares Holders did not have a need to liquidate their position in the Company and that it was important for the Board to make decisions related to the strategic alternative review process based on what was in the best interests of all of the Company's stockholders generally. David Kaplan, a member of the Board and representative of the Ares Holders and Mr. Gies reconfirmed that Mr. Gies' statements were still accurate. Kirkland continued to review with the Board the material terms of the various transaction documentation, all of which were provided to the Board prior to this meeting. Kirkland also discussed the obligations of the Ares Holders under the proposed tender and support agreement and the circumstances under which the tender and support agreement terminates, including upon a change of recommendation to the Company's stockholders by the Board. Lastly, Kirkland reviewed for the Board the resolutions proposed to be adopted by the Board, which had been previously distributed to the Board in connection with this meeting.

        Also at this meeting, Jefferies reviewed its financial analysis of the $6.50 per Share cash consideration with the Committee and the Board, as provided by Jefferies in advance of this meeting, and rendered an oral opinion, confirmed by delivery of a written opinion dated April 16, 2019, to the Committee and the Board to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in the opinion, the $6.50 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than Apollo Global Management, Parent, Purchaser and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. A representative of Centerview then reviewed with the Board materials which had been previously provided to the Board by Centerview in connection with this meeting. The representative of Centerview noted that such materials reflected the most recent market close data and were otherwise consistent with materials prepared by Centerview and reviewed and discussed by the Board the previous day. Centerview discussed the offer price of $6.50 per Share using the different valuation methodologies previously described for the Board. Centerview concluded by stating that it had reviewed the transaction from a financial point of view using the methodologies previously described, and rendering to the Committee and the Board an oral opinion that, as of April 16, 2019, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken in preparing its opinion, the offer price of $6.50 to be paid to the holders of Shares (other than the Excluded Shares and any other Shares held by any affiliate of the Company or Parent) in the proposed Transactions was fair, from a financial point of view, to such holders. The oral opinion of Centerview was subsequently confirmed by the delivery of a written opinion delivered after the meeting, dated April 16, 2019. Additional information pertaining to the respective opinions of Jefferies and Centerview is set forth in this Item 4 under the heading "Opinions of the Company's Financial Advisors."

        Mr. Tuchman reported that the Committee had considered the Board materials and presentations of this meeting. He further reported the Committee had considered, among other things: (i) the macroeconomic risks in the market and industry; (ii) uncertainty facing the business, particularly around food price inflation and increased competition from new industry entrants such as Amazon; (iii) that the Company's stock market valuation persistently failed to reward the Company's uniqueness; (iv) due in part to the foregoing factors, that the Company had experienced softening growth for the previous two to three years; (v) the extensive marketing process undertaken over many months that did not yield a higher offer with comparable likelihood of consummation; and (vi) that the Ares Holders, the Company's largest stockholders, were in favor of the transaction and willing to support it. He noted further that the Committee determined the offer from Apollo Management IX had been the best offer received and that the offer received from Parties D and J had contained serious drawbacks regarding its conditionality and timing, and would involve significant execution risk. Therefore the Committee unanimously recommended that the Board approve the Merger Agreement with Parent and Purchaser. After discussion with representatives of Kirkland and the Financial Advisors, the Board continued to discuss the potential transaction with Parent and Purchaser and the reasons that the Board and the Committee believed the proposed transaction with Parent and Purchaser was advisable, fair to, and in the best interests of the Company and its stockholders. Additional information pertaining to the recommendation of the Board is set forth in this Item 4 under the heading "Reasons for Recommendation."

        Among other things, the Board then, taking into account all of the foregoing and its previous meetings and presentations, unanimously (1) determined that the Merger Agreement and the Transactions are fair to and in the best interest of the Company and its stockholders; (2) declared it advisable for the Company to enter into the Merger Agreement; (3) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions; (4) agreed that the Merger should be effected pursuant to Section 251(h) of the DGCL; and (5) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

        Subsequent to the April 16 meeting, the Company, Parent and Purchaser executed and delivered the Merger Agreement and the related transaction documents and after the closing of trading on the

New York Stock Exchange on April 16, 2019, the Company and Apollo, on behalf of the Apollo Funds, issued a joint press release announcing the execution of the Merger Agreement and the anticipated commencement of the Offer.

        In April 2019 after the announcement of the Merger Agreement, as permitted under the terms of the Merger Agreement, the Company sent standstill waivers to each of the interested parties that had entered into confidentiality agreements with the Company and were otherwise prohibited from making Acquisition Proposals (as defined in the Merger Agreement) to the Board pursuant to the terms of such confidentiality agreements, including Parties D and J, which waivers permit such parties to make Acquisition Proposals to the Board. As of May 13, 2019, the day prior to the commencement of the Offer, no such Acquisition Proposals have been submitted to the Company.

        On May 8, 2019, due to the expected regulatory review and approval timing under applicable Mexican competition law, the Company and Parent mutually agreed to commence the Offer on May 14, 2019 with an initial expiration date of June 17, 2019.

Reasons for Recommendation

        In evaluating the Merger Agreement and the Transactions, the Committee and the Board consulted with the Company's management and legal counsel and the Committee's legal and financial advisors. In the course of making the determination to recommend the Transactions to the Board, the Committee considered, and in the course of making the determination that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, S&F and its stockholders and to recommend that S&F's stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered, numerous factors, including the following material factors and benefits of the Transactions:

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  Cash Tender Offer.  The Board and the Committee noted that the form of consideration to be paid to holders of Shares in the Offer and the Merger will be all cash and considered the certainty of value and liquidity of such cash consideration.

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  Public Company Costs.  The Board and the Committee considered the substantial and increasing cost of remaining a public company, including accounting fees, legal fees, salaries and other expenses, as well as significant time and attention from S&F's management and the impact of such costs on the potential future trading price of Shares.

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  Support of Majority Stockholders.  The Board and the Committee considered the support for the Transactions from the Ares Holders and the consistent indication by representatives of the Ares Holders throughout the strategic review process that they did not need to liquidate their position in S&F and that it was important for the Board to make whatever decision was in the best interests of S&F and all of its stockholders.

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  Best Alternative for Maximizing Stockholder Value.  The Board and the Committee believed that the Offer Price in cash was more favorable to S&F's stockholders than the likely value that would result from other potential transactions or from remaining a standalone company. This belief was based on, among other things, the Board's and the Committee's assessment of:

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  the information concerning S&F's business, operations and management and its historical, current and projected financial performance, results of operations and financial condition, including the fact that S&F had not achieved its performance goals in the immediately preceding few years;

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  the financial condition and prospects of S&F and management's business plan for S&F, in each case, taking into account the potential benefits, risks and uncertainties associated with pursuing such business plan;

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    the business reputation of the Apollo funds, including their available financial resources and track record of consummating proposed transactions;

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    the potential impact of industry and macroeconomic factors on S&F's future competitive prospects and ability to achieve its projections, including the following factors: (a) uncertainty around food retailer valuations generally, (b) disruptive events such as the entry of Amazon.com, Inc. into direct food retailing, (c) uncertainty around retail food price inflation and in particular the lack of "normal" inflation in food prices in recent years, and (d) the potential for increased competition from companies with greater scale and financial resources;

    •
    the fact that the Offer Price represents a premium of approximately 25% over S&F's average closing share price over the past 24 trading days since S&F's earnings announcement on March 13, 2019, which the Board and the Committee believed was more favorable to stockholders of S&F than the likely value that would result from other potential transactions or from remaining independent; and

    •
    the belief that S&F's stock price was not likely to trade at or above the Offer Price for any extended period in the foreseeable future based on a consideration of all of the factors enumerated above.

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  Valuation.  The Board and the Committee concluded that the Offer Price represented an attractive valuation for S&F. The Board and the Committee reviewed the historical market prices, volatility and trading information with respect to S&F's common stock, and the active sale process undertaken by S&F, including:

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  the comprehensive marketing process undertaken by S&F with the assistance of Jefferies and Citi and overseen by the Committee (the "Marketing Process") through which 74 parties were contacted, 38 parties signed confidentiality agreements, seven parties had submitted preliminary proposals and four parties submitted final proposals.

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  that the Marketing Process had resulted in the highest price realistically available to the stockholders of S&F in light of the contingencies presented by alternative bidders, which included (a) lack of financing commitments, (b) materially longer periods to complete due diligence activities prior to executing a definitive agreement and (c) possible complexities with respect to regulatory filings and clearances;

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  there was less overall interest in S&F than originally anticipated at the outset of the Marketing Process, particularly with respect to S&F's Smart & Final store banner;

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  the Board's and the Committee's belief, based on extensive negotiations in which the Company actively sought increases in Purchaser's proposed purchase price for the Company, that the Offer Price was the highest price that Purchaser was willing to pay; and

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  the risk that prolonging the sale process could have resulted in the loss of an opportunity to enter into the Merger Agreement with Parent and Purchaser when Purchaser indicated that its offer would decrease by 25 cents per Share each day from the date specified in its proposal and/or that its proposal would ultimately be rescinded if it were not granted exclusivity, and would further distract senior management from implementing S&F's business plan.

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  Financial Advisor Opinions.  The Board and the Committee considered (a) the financial presentation and opinion, dated April 16, 2019, of Jefferies to the Committee and the Board as to the fairness, from a financial point of view and as of such date, of the $6.50 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than Apollo Global Management, Parent, Purchaser and their respective affiliates) pursuant to the Merger Agreement, and (b) the financial presentation and opinion, dated April 16, 2019, of Centerview to the Committee and the Board that, as of April 16, 2019, the Offer Price proposed to be paid to the holders of Shares (other than the Excluded Shares and any other Shares held by any affiliate of the Company or of Parent) in the Transactions was fair, from a financial point of view, to such holders, each of which opinions was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as further described under the heading "—Opinions of the S&F's Financial Advisors."

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  Negotiation of Merger Agreement.  The Board and the Committee considered the fact that the Merger Agreement was negotiated in the context of a competitive process, at arm's length between S&F and Parent, with the assistance of certain of their respective advisors and supported by business and legal diligence review.

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  Speed and Likelihood of Consummation.  The Board and the Committee considered that the structure of the transaction as a two-step transaction effected pursuant to Section 251(h) of the DGCL without the adoption of the Merger Agreement by S&F's stockholders would enable S&F's stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduce the uncertainty during the pendency of the associated transactions). The Board and the Committee also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

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  the fact that neither the Offer nor the Merger is conditioned upon any member of S&F's management entering into any employment, equity contribution or other agreement or arrangement with Parent or Purchaser, and that no such agreement or arrangement existed as of the date of the Merger Agreement;

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  the limited and otherwise customary conditions to consummation of the Offer and the Merger, including the commitments made by Parent and Purchaser to obtain all required regulatory approvals;

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  the fact that Parent and Purchaser are required to extend the Offer on one or more occasions until the outside termination date under the Merger Agreement if at the scheduled expiration time of the Offer any of the Offer conditions are not satisfied or waived in order to permit the satisfaction of all Offer conditions;

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  the fact that there is no financing condition to the completion of the Offer and the Merger;

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  the fact that the regulatory clearances or approvals required pursuant to the HSR Act and under Mexican competition law are anticipated to be received in a reasonable period;

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  the representations, warranties and covenants by Parent and Purchaser related to obtaining the Equity Financing and the Debt Financing, which were substantial assurances that the Offer and the Merger would ultimately be consummated on a timely basis; and

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  the fact that Parent and Purchaser had obtained commitments for the Equity Financing and the Debt Financing for the Offer and the Merger, the limited number and nature of the conditions to the debt and equity financing, the reputation of the financing sources and the obligation of Parent to use, and to cause its affiliates to use, their reasonable best efforts to obtain the Debt Financing, each of which, in the reasonable judgment of the Board and the Committee, increases the likelihood of such financings being completed.

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  Other Terms of the Merger Agreement.  The Board and the Committee considered other terms of the Merger Agreement, as more fully described in Section 11 of the Offer to Purchase entitled "—Purpose of the Offer and Plans for Smart & Final; Transaction Documents" under the heading "—The Merger Agreement." Certain provisions of the Merger Agreement that the Board and the Committee considered important included (not in any relative order of importance):

    •
    Entry into Superior Offer.  The Board has the ability in certain circumstances to terminate the Merger Agreement to enter into a Superior Offer (as defined in the Merger Agreement) if the Board determines in good faith that the failure to do so would be inconsistent with its fiduciary obligations to the stockholders of S&F. Termination of the Merger Agreement or entering into an alternative acquisition agreement with respect to a Superior Offer is subject to S&F's payment to Parent of a termination fee of $15 million, which the Board and the Committee believe is reasonable in light of the circumstances and not likely to deter any potential bidder from making a competing acquisition proposal. The Board and the Committee believed that the termination fee and enforcement expenses (up to $2.5 million) payable to Parent in certain circumstances was reasonable and customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement and would not preclude or unreasonably deter another party from making a competing proposal for S&F following the announcement of the Offer and the Merger.

    •
    Change in Circumstance.  The Board has the ability in certain circumstances to change its recommendation regarding the Offer for a reason related to an acquisition proposal or unrelated in the context of a Change in Circumstance (as defined in the Merger Agreement), in either case, only if the Board determines, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties.

    •
    Specific Performance and Monetary Damages.  If Parent breaches the Merger Agreement or fails to complete the Offer when required to do so, S&F will be entitled, subject to the limitations and conditions in the Merger Agreement, to seek specific performance or monetary damages. In the event the transactions are not consummated in certain circumstances, Parent will be required to pay the Company a termination fee of $30 million for such failure to consummate the Transactions.

    •
    End Date.  The outside termination date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions.

    •
    Appraisal Rights.  Appraisal rights under the DGCL will be available to the stockholders of S&F who do not tender their Shares in the Offer and who properly demand appraisal of their Shares and comply with the required procedures under the DGCL to perfect their appraisal rights, including the fact that such stockholders will have the right to demand appraisal and payment of the "fair value" of their Shares as determined by the Delaware Court of Chancery (see "Item 8. Additional Information—Appraisal Rights").

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  Tender and Support Agreement.  The Board and the Committee considered the terms of the Tender and Support Agreement, which will terminate upon certain circumstances, including (a) upon termination of the Merger Agreement, (b) the withdrawal of the Board's recommendation that stockholders of the Company accept the Offer and tender their shares to Purchaser pursuant to the Offer or (c) any change or waiver that reduces the Offer Price, changes the form of consideration or otherwise adversely affects the Company's stockholders in any material respect.

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  Potential Costs.  The Board and the Committee considered the potential costs associated with executing the Merger Agreement, including change in control severance and related costs, as well as estimated advisor fees, which the Board and the Committee concluded were reasonable and were not of such an amount that would influence the advice from, or affect the work performed by, S&F's senior management or advisors in connection with the Board's and the Committee's evaluation of the Offer and the Merger.

        In the course of making the determination that that the Merger Agreement and the Transactions are advisable, fair to, and in the best interests of, S&F and its stockholders and to recommend that S&F's stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board also considered the Committee's unanimous recommendation in favor of the Transactions.

        In the course of their deliberations, the Committee and the Board also considered various risks and other countervailing factors related to entering into the Merger Agreement, including:

  •
  Risk of Non-Consummation.  The Board and the Committee considered the possibility that the Offer and the Merger might not be consummated and that (a) the price of Shares would likely decrease since the current market price may reflect a market assumption that the Offer and the Merger will be consummated, (b) S&F, in certain circumstances, may be required to pay Parent a termination fee of $15 million, (c) S&F may experience difficulties in obtaining financing from changed perceptions regarding S&F's competitive position, management, liquidity or other aspects of its business, (d) S&F may be unable to find a partner willing to engage in a similar transaction on terms as favorable as those set forth in S&F's agreements with Purchaser and Parent, (e) S&F stockholders would not realize the anticipated benefits of the Offer and the Merger, and (f) failure to complete the Offer and the Merger may substantially limit S&F's ability to implement its business strategies.

  •
  Competing Proposal.  The Board and the Committee considered the fact that the Company had received a joint proposal from Party D and Party J with a price indication that was higher than the Offer Price, but that such joint proposal contained material risks and uncertainties related to (i) Party D's and Party J's need to conduct meaningful business and legal diligence that would require a significant amount of time before they could be in a position to execute a definitive agreement, (ii) Party J's need to obtain financing and the lack of specificity as to the terms of its financing for its acquisition of the Company's Smart & Final store banner and (iii) possible complexities with respect to a dual transaction structure, negotiating multiple transaction agreements concurrently with Parties D and J, and regulatory filings and clearances from Party D's proposed acquisition of the Company's Smart Foodservice store banner.

  •
  Restrictions on Soliciting Proposals.  The Merger Agreement prohibits S&F and its representatives from soliciting third-party acquisition proposals.

  •
  Future Growth.  The Board and the Committee considered the fact that, subsequent to the completion of the Transactions, S&F will no longer exist as an independent public company and that the stockholders of S&F will have no ongoing equity interest in the Surviving Company, meaning that the stockholders of S&F will cease to participate in its future earnings or growth or to benefit from any increases in the value of the Shares.

  •
  Transaction Costs.  The Board and the Committee considered the fact that S&F has incurred and will continue to incur significant transaction costs and expenses in connection with the Transactions, regardless of whether consummated and, if the Transactions are not consummated, S&F will be required to pay its own expenses associated with the Merger Agreement and the Transactions and the fact that S&F's directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions.

  •
  Possible Disruption of Business.  The Board and the Committee considered the effect of the public announcement of the Offer and the Merger, including effects on S&F's sales, employees,

    customers, operating results and S&F's ability to attract and retain key management, sales and marketing personnel during the pendency of the Offer and the Merger.

  •
  Litigation Risk.  The Board and the Committee considered the risk of litigation in connection with the Offer or the Merger.

  •
  Termination Fee.  The Board and the Committee considered the termination fee of $15 million which may become payable pursuant to the Merger Agreement under certain circumstances, including if S&F terminates the Merger Agreement to accept a Superior Offer, and the possibility that the amount of the termination fee could deter Acquisition Proposals.

  •
  Regulatory Approval and Risk of Pending Actions.  The Board and the Committee considered the fact that completion of the Transactions would require regulatory clearances and approvals and the satisfaction of certain other closing conditions, including that no material adverse effect on S&F has occurred, that are not entirely within S&F's control and that there be no order or legal restraint preventing the consummation of the Offer or the Merger.

  •
  Financing Failure.  The Board and the Committee considered the risk that the Offer and Merger might not be completed due to failure of Parent and Purchaser to obtain the Debt Financing required for the Transactions.

  •
  Business Restrictions.  The Board and the Committee considered the restrictions on the conduct of S&F's business prior to consummation of the Transactions, requiring S&F to conduct its business in the ordinary course, which may delay or prevent S&F from undertaking certain business opportunities that could arise.

  •
  Parent and Purchaser.  The Board and the Committee considered the fact that Parent and Purchaser are newly formed corporations with no assets other than the Merger Agreement, the Equity Commitment Letter, the Limited Guarantee and the Debt Commitment Letters, and that under certain circumstances S&F's monetary remedy in the event of breach of the Merger Agreement by Parent or Purchaser is limited to the receipt of an amount equal to the reverse termination fee of $30 million and enforcement expenses incurred (up to $2.5 million) or S&F may not be entitled to any monetary remedy at all.

  •
  Tax Consequences.  The Board and the Committee considered the fact that as an all-cash transaction the Transactions would be taxable to S&F's stockholders for U.S. Federal income tax purposes, although the Committee and the Board believed that this was mitigated by the fact that the entire consideration payable in the Transactions would be cash, providing a cash amount for the payment of any taxes due.

        The foregoing discussion of the factors considered by the Committee and the Board is not intended to be exhaustive, but rather includes the principal factors considered by the Committee and the Board. The Committee collectively reached the unanimous conclusion to recommend the Transactions to the Board, and the Board collectively reached the unanimous conclusion to approve the Transactions, in light of the various factors described above and other factors that the members of the Committee and Board, as applicable, believed were appropriate. The Committee and the Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Committee and the Board viewed its positions and recommendation as based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

        In considering the recommendation of the Board that the holders of Shares accept the Offer and tender their Shares in response to the Offer, stockholders of S&F should be aware that S&F's directors and executive officers may have interests in the Offer and the Merger that are different from, or in addition to, other stockholders. The Committee and the Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, the Offer and the Merger, and in recommending that the holders of Shares accept the Offer and tender their Shares in response to the Offer. For more information, see "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of S&F."

Intent to Tender

        The Ares Holders entered into the Tender and Support Agreement pursuant to which they have agreed to tender all Shares held by such Ares Holders into the Offer (collectively 44,218,762 Shares) representing in the aggregate approximately 58% of the total issued and outstanding Shares as of May 10, 2019. For more information, see "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Tender and Support Agreement." Additionally, as of May 10, 2019, the executive officers and directors of S&F beneficially owned, in the aggregate, 2,664,413 Shares (excluding Shares issuable upon exercise of Company Options and Shares issuable with respect to Company Restricted Stock Awards and Company Cash Awards), representing approximately 3.5% of the then-outstanding Shares. To S&F's knowledge, after making reasonable inquiry, each of S&F's executive officers and directors currently intends to tender or cause to be tendered all Shares held of record or beneficially by such holder pursuant to the Offer (other than Shares as to which such holder does not have discretionary authority).

Certain S&F Projections

        Other than quarterly and annual financial guidance provided to investors, which may cover such areas as sales and adjusted earnings per diluted share among other items, and which it may update from time to time, S&F does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, given, among other reasons, the unpredictability of the underlying assumptions and estimates.

        However, in connection with the Committee's and the Board's review of strategic and financial alternatives, S&F's management prepared and provided the Committee and the Board certain unaudited prospective financial information for the fiscal years 2019 through 2023 (the "Management Projections"). The Management Projections, initially prepared in September 2018, were later updated in November 2018 based on S&F management's updated best estimates and expectations of the 2018 fiscal year financial results, which updated Management Projections are provided below and were utilized by (a) the Committee, in its review of potential strategic alternatives and making its recommendation to the Board to approve the Merger Agreement and (b) the Board, in its review of potential strategic alternatives and in connection with approving the Merger Agreement. The Management Projections also were provided to the Financial Advisors for their use and reliance, including for purposes of Jefferies' and Centerview's respective financial analyses and opinions described under the heading "—Opinions of S&F's Financial Advisors." In addition, the Management Projections were made available to parties considering an acquisition of S&F, including Apollo, Party D and Party J. The Management Projections were not prepared with a view toward public disclosure, but, in the view of S&F management, were prepared, to the best of their knowledge and belief, on a reasonable basis and reflected the best available estimates and judgments as of such time.

Management Projections(1)
($ in millions, amounts reflect rounding)

	2H 2019E	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E
Net Sales	$2,462	$4,924	$5,155	$5,429	$5,735	$6,063
EBITDA(2)	$83	$167	$179	$198	$216	$242
Adjusted EBITDA(3)	$94	$188	$204	$224	$245	$273
Retirement Plan Expenses(4)(5)	$1	$3	$2	$2	$2	$1
Retirement Plan Cash Obligations(5)	$1	$2	$12	$8	$18	$18
Stock-Based Compensation	$7	$14	$15	$15	$16	$16
Depreciation and Amortization	$41	$81	$79	$73	$73	$82
Amortization of Financing Fees and Original Issue Discount	$1	$2	$0	$0	$0	$0
Capital Expenditures	$34	$67	$70	$74	$80	$83
Change in Working Capital(6)	$1	$1	$(4)	$(5)	$(6)	$(6)
Excess Cash Taxes Attributable to GAAP D&A(5)	$(5)	$(9)	$(9)	$(7)	$(6)	$(10)
Tax Benefit Attributable to Retirement Plan Cash Obligations(5)	$0	$0	$3	$2	$5	$5
Mexico Joint Venture Cash Costs(5)(7)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)
Free Cash Flow(8)	$24	$48	$50	$64	$75	$95
Tax Rate(9)	26%	27%	26%	26%	26%	26%

(1)
Do not reflect the impact of FASB ASC 842 new lease accounting rules effective December 31, 2018.

(2)
Represents earnings before interest, taxes, depreciation and amortization; figures shown reflect adjustment (add back) for retirement plan expenses.

(3)
Represents EBITDA adjusted to exclude stock-based compensation expense and certain non-cash and unusual or other items, as applicable, and, in the scenario in which the Company's post-tax liability under U.S. generally accepted accounting principles (GAAP) related to employee retirement benefit plans was treated as debt, certain costs associated with such plans.

(4)
ASC 715 Pension expense excluding service cost.

(5)
Provided supplementally to the Five Year Plan.

(6)
Includes change in working capital, accrual of calendar year bonus and payout of previous year bonus.

(7)
Represents capital expenditures and changes in working capital of the Mexico joint venture.

(8)
Represents cash provided by operating activities less capital expenditures.

(9)
Full-year 2019E tax rate derived from the Management Projections.

        The following tables present a summary of certain supplemental S&F projections and unlevered free cash flows derived from the Management Projections (together with the Management Projections, the "S&F Projections"):

Tax-Effected Retirement Plan Liability Not Treated as Debt(1)
($ in millions, amounts reflect rounding)

	2H 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E
EBT(2)	$44	$98	$127	$138	$157
Net Operating Profit After Tax(3)	$33	$73	$94	$102	$116
Unlevered Free Cash Flow(4)	$37	$73	$85	$88	$104

(1)
As utilized by Jefferies for purposes of its discounted cash flow analysis.

(2)
Represents Adjusted EBITDA less stock-based compensation, depreciation and amortization (including amortization of financing fees) and retirement plan cash obligations.

(3)
Represents EBT after applying S&F tax rate.

(4)
Represents net operating profit after tax plus depreciation and amortization (including amortization of financing fees) less capital expenditures, change in working capital and excess cash taxes.

Tax-Effected Retirement Plan Liability Treated as Debt(1)
($ in millions, amounts reflect rounding)

	2H 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E
EBT(2)	$46	$112	$138	$158	$175
Net Operating Profit After Tax(3)	$34	$83	$102	$117	$130
Unlevered Free Cash Flow(4)	$38	$83	$92	$103	$118

(1)
As additionally utilized by Jefferies as an alternative perspective for purposes of its discounted cash flow analysis.

(2)
Represents Adjusted EBITDA less stock-based compensation, depreciation and amortization (including amortization of financing fees) and excluding retirement plan expenses.

(3)
Represents EBT after applying S&F tax rate.

(4)
Represents net operating profit after tax plus depreciation and amortization (including amortization of financing fees) less capital expenditures, change in working capital and excess cash taxes.

Tax-Effected Retirement Plan Liability Treated as Debt with Additional Adjustments(1)
($ in millions, amounts reflect rounding)

	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E
EBIT(2)	$85	$100	$125	$143	$160
Net Operating Profit After Tax(3)	$62	$74	$92	$106	$118
Unlevered Free Cash Flow(4)	$70	$70	$80	$86	$100

(1)
As utilized by Centerview for purposes of its discounted cash flow analysis.

(2)
Represents EBITDA (reflecting adjustment for retirement plan expenses noted above), less depreciation and amortization.

(3)
Represents EBIT after applying S&F tax rate.

(4)
Represents net operating profit after tax plus depreciation and amortization less capital expenditures, less change in working capital, less excess cash taxes attributable to depreciation and amortization, less Mexico joint venture capital expenditures and changes in working capital, plus amortization of financing fees and original issue discount. FY 2019E figure reflects full-year FY2019 unlevered free cash flow. In the first fiscal quarter of 2019, the Company had unlevered free cash flow of ($9), indicating projected unlevered free cash flow of $79 for the second, third and fourth fiscal quarters of 2019, cumulatively.

        S&F's management provided the non-GAAP measures included in the S&F Projections to the Committee and the Board because S&F's management believed such measures could be useful in evaluating the Transactions and other strategic and financial alternatives available to S&F. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, including earnings (loss). S&F's calculation of these non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

        The summaries of the S&F Projections are included in this Schedule 14D-9 solely to give S&F stockholders access to certain financial information that was made available to the Committee, the Board and the Financial Advisors and, with respect to certain of this information, to Purchaser, and are not being included in this Schedule 14D-9 to influence a S&F stockholder's decision whether to tender Shares in the Offer or for any other purpose. The S&F Projections were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP.

        No independent registered public accounting firm provided any assistance in preparing the S&F Projections. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the S&F Projections or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the S&F Projections. The Ernst & Young LLP reports included in S&F's Annual Report on Form 10-K for the fiscal year ended December 30, 2018 relate solely to the historical financial information of S&F and to an assessment of S&F's internal controls over financial reporting. Such reports do not extend to the S&F Projections and should not be read to do so.

        The S&F Projections necessarily reflect numerous estimates and assumptions, including estimates and assumptions of S&F's management with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to S&F's business, all of which are difficult to predict and many of which are beyond S&F's control. The S&F Projections also reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

        As such, the S&F Projections constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, S&F's performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in S&F's reports filed with the SEC. There can be no assurance that the prospective results would be realized or that actual results would not be significantly higher or lower than forecast. For more information regarding the risks and uncertainties inherent in forward-looking information, see "Item 8. Additional Information—Forward-Looking Statements."

        In particular, the S&F Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Since the S&F Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. In addition, the S&F Projections would be affected by S&F's ability to achieve strategic goals, objectives and targets over the applicable periods. The S&F Projections also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the S&F Projections is not fact and should not be relied upon as being necessarily indicative of actual future results.

        The S&F Projections are reflective of S&F on a standalone basis without giving effect to the Offer or the Merger, and therefore the S&F Projections do not give effect to the Offer or the Merger or any changes to S&F's operations or strategy that may be implemented after the consummation of the Offer or the Merger, including any costs incurred in connection with the Offer or the Merger. Furthermore, the S&F Projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed in that context.

        The S&F Projections summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. No obligation is undertaken, except as required by law, to update or otherwise revise the S&F Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to not be appropriate, or to reflect changes in general economic or industry conditions.

        By including the S&F Projections in this Schedule 14D-9, none of S&F, Parent, Purchaser or any of their respective affiliates, advisors or other representatives has made or makes any representation to any person regarding the information included in the S&F Projections as to the ultimate performance of S&F, Parent, the Surviving Company or any of their affiliates compared to the information contained in the S&F Projections. S&F has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the S&F Projections.

        The inclusion of the S&F Projections should not be regarded as an indication that S&F, Parent, Purchaser, any of their respective affiliates, advisors or other representatives or anyone who received the S&F Projections then considered, or now considers, them necessarily predictive of actual future events. The S&F Projections contain inherent risks and uncertainties associated with such long-range forecasts. The S&F Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding S&F contained in this Schedule 14D-9 and S&F's public filings with the SEC.

        In light of the foregoing factors and the uncertainties inherent in the S&F Projections, readers of this Schedule 14D-9 are cautioned not to place undue reliance on the S&F Projections.

Opinions of S&F's Financial Advisors

Opinion of Jefferies LLC

        The Company has retained Jefferies as a financial advisor to the Committee in connection with the Offer and the Merger. In connection with this engagement, the Committee requested that Jefferies evaluate the fairness, from a financial point of view, of the $6.50 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than Apollo Global Management, Parent, Purchaser and their respective affiliates) pursuant to the Merger Agreement. At a joint meeting of the Committee and the Board held on April 16, 2019 to evaluate the Offer and the Merger, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated April 16, 2019, to the Committee and the Board to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the $6.50 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than Apollo Global Management, Parent, Purchaser and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

        The full text of Jefferies' opinion, which describes the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. Jefferies' opinion was provided for the use and benefit of the Committee and the Board (in their respective capacities as such) in their evaluation of the per Share cash consideration from a financial point of view and did not address any other aspect of the Offer, the Merger or any other matter. Jefferies' opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Offer or the Merger. Jefferies' opinion does not constitute a recommendation as to whether any securityholder should tender Shares in the Offer or how any securityholder should act with respect to the Offer, the Merger or any other matter. The following summary is qualified in its entirety by reference to the full text of Jefferies' opinion.

        In arriving at its opinion, Jefferies, among other things:

  •
  reviewed an execution version, provided to Jefferies on April 16, 2019, of the Merger Agreement;

  •
  reviewed certain publicly available financial and other information regarding the Company;

  •
  reviewed certain information furnished to Jefferies by the management of the Company relating to the businesses, operations and prospects of the Company, including financial forecasts and estimates provided by the management of the Company;

  •
  held discussions with members of the senior management of the Company concerning the matters described in the second and third bullets above;

  •
  considered the fact that discussions were undertaken at the direction of the Company with selected third parties to solicit indications of interest in the possible acquisition of all or a part of the Company;

  •
  reviewed the stock trading price history and implied trading multiples for the Company and compared them with those of certain publicly traded companies that Jefferies deemed relevant in evaluating the Company;

  •
  compared the financial terms of the Offer and the Merger with publicly available financial terms of certain other transactions that Jefferies deemed relevant in evaluating the Offer and the Merger; and

  •
  conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

        In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to Jefferies (including, without limitation, the information described above) or otherwise reviewed by Jefferies. Jefferies relied on assurances of the management and other representatives of the Company that they were not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In its review, Jefferies did not obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise), nor did Jefferies conduct a physical inspection of any of the properties or facilities, of the Company or any other entity and Jefferies was not furnished with, and assumed no responsibility to obtain, any such evaluations, appraisals or physical inspections.

        With respect to the financial forecasts and estimates provided to and reviewed by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. However, Jefferies was advised, and Jefferies assumed, that the financial forecasts and estimates relating to the Company that Jefferies was directed to utilize for purposes of its analyses and opinion were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and the other matters covered thereby. Jefferies expressed no opinion as to any financial forecasts or estimates or the assumptions on which they were based.

        Jefferies relied upon the assessments of the management of the Company as to, among other things, (a) the potential impact on the Company of market, competitive, macroeconomic and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the food retail and foodservice industries and the geographic regions in which the Company operates, including with respect to food inflation and commodity prices and supply, (b) matters relating to the Company's pension and benefit plans, including with respect to related liabilities and expenses, the expected return on plan assets and the required amounts and timing for funding of such pension and benefit plans, (c) matters relating to the Company's lease arrangements, including, without limitation, with respect to financial and other terms and implications of such arrangements, and (d) the Company's existing and future agreements and other arrangements involving, and the ability to attract, retain and/or replace, key employees, joint venture partners, suppliers, third-party operators, common carriers and other commercial relationships. Jefferies assumed that there would not be any developments with respect to any such matters (including, without limitation, as a result of changes in the accounting treatment of lease arrangements or otherwise) that would be meaningful in any respect to Jefferies' analyses or opinion.

        Jefferies' opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of Jefferies' opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of its opinion. As the Committee and the Board were aware, the credit, financial and stock markets, the industry in which the Company operates and the securities of the Company have experienced and continue to experience volatility and Jefferies expressed no view or opinion as to any potential effects of such volatility on the Company, the Offer or the Merger.

        Jefferies made no independent investigation of, and Jefferies expressed no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to the Company, the Offer or the Merger and Jefferies assumed the correctness in all respects meaningful to its analyses and opinion of all legal, regulatory, accounting and tax advice given to the Company, the Committee and/or the Board, including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting the Company, the Offer or the Merger and legal, regulatory, accounting and tax consequences to the Company or its securityholders of the terms of, and transactions contemplated by, the Merger Agreement and related documents. Jefferies assumed that the Offer and the Merger would be consummated in accordance with their respective terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Offer or the Merger, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition would be imposed or occur that would have an adverse effect on the Company, the Offer or the Merger or that otherwise would be meaningful in any respect to Jefferies' analyses or opinion. Jefferies also assumed that the final Merger Agreement, when signed by the parties thereto, would not differ from the execution version reviewed by Jefferies in any respect meaningful to Jefferies' analyses or opinion.

        Jefferies' opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Offer or the Merger or the terms of the Merger Agreement or the documents referred to therein, including the form or structure of the Offer or the Merger or any term, aspect or implication of any limited guarantee, tender and support agreement or other agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from, the Offer, the Merger or otherwise. Jefferies' opinion was limited to the fairness, from a financial point of view, of the per Share cash consideration to holders of Shares (to the extent expressly specified in such opinion) and Jefferies was not asked to, and its opinion did not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities, creditors or other constituencies of the Company or any other party. In addition, Jefferies expressed no opinion or view with respect to, and Jefferies' opinion did not address, the individual circumstances of or relative fairness of the per Share cash consideration among holders of Shares or any other securities of the Company, or any rights, preferences, restrictions or limitations (whether by virtue of control, voting, liquidity or otherwise) that may be attributable to any such securities or that may distinguish any holders thereof. Jefferies expressed no view or opinion as to the prices at which Shares or any other securities of the Company might trade or otherwise be transferable at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Offer or the Merger relative to the per Share cash consideration or otherwise. The issuance of Jefferies' opinion was authorized by Jefferies' fairness committee.

        Jefferies' opinion was provided for the use and benefit of the Committee and the Board (in their respective capacities as such) in their evaluation of the per Share cash consideration from a financial point of view. Jefferies' opinion does not constitute a recommendation as to whether any securityholder should tender Shares in the Offer or how any securityholder should act with respect to the Offer, the Merger or any other matter.

        In connection with rendering its opinion to the Committee and the Board, Jefferies performed a variety of financial and comparative analyses, including those described below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies and selected precedent transactions analyses summarized below, no company or transaction used as a comparison was identical or directly comparable to the Company, the Offer or the Merger. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or transactions concerned.

        Jefferies believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies' analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

        The estimates of the future performance of the Company in or underlying Jefferies' analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company. Estimates of the financial value of companies or businesses do not purport to be appraisals or necessarily reflect the prices at which companies, businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the implied reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as Jefferies' view of the actual value of the Company or its businesses or securities.

        The per Share cash consideration payable in the Offer and the Merger was determined through negotiations between the Company and the Apollo Funds, and the decision by the Company to enter into the Merger Agreement was solely that of the Board. Jefferies' opinion and financial analyses were only one of many factors considered by the Committee and the Board in their evaluation of the per Share cash consideration and should not be viewed as determinative of the views of the Committee, the Board or the Company's management with respect to the Offer, the Merger or the per Share cash consideration.

Financial Analyses

        The summary of the financial analyses described in this section entitled "—Financial Analyses" is a summary of the material financial analyses reviewed with the Committee and the Board and performed by Jefferies in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies' financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies' financial analyses. The order in which the financial analyses summarized below appear does not necessarily reflect the relative importance or weight given to such analyses. For purposes of the financial analyses described below, (a) in calculating implied equity values for the Company, the Company's post-tax liability under GAAP related to employee retirement benefit plans was reflected under two scenarios, a scenario in which such liability was not treated as debt and, as an alternative perspective, a scenario in which such liability was treated as debt, and (b) the term "adjusted EBITDA" means earnings before interest, taxes, depreciation and amortization, excluding stock-based compensation expense and certain non-cash and unusual or other items, as applicable, and excluding, in the scenario in which the Company's post-tax liability under GAAP related to employee retirement benefit plans was treated as debt, certain costs associated with such plans.

        Selected Public Companies Analysis.    Jefferies reviewed publicly available financial, stock market and operating information of the Company and eight selected publicly traded companies in the food retail and foodservice industries that Jefferies considered generally relevant for purposes of analysis, comprised of the following three food retail companies, referred to in this section as the food retail selected companies, and five foodservice companies, referred to in this section as the foodservice selected companies, and, together with the food retail selected companies, collectively referred to in this section as the selected companies:

Food Retail Selected Companies	Foodservice Selected Companies

• Ingles Markets, Incorporated	• BJ's Wholesale Club Holdings, Inc.
• Koninklijke Ahold Delhaize N.V.	• Performance Food Group Company
• The Kroger Co.	• Sysco Corporation
• The Chefs' Warehouse, Inc.
• US Foods Holding Corp.

        Jefferies reviewed, among other information, enterprise values of the selected companies, calculated as fully diluted equity values based on closing stock prices on April 15, 2019 plus total debt, preferred equity and non-controlling interests (as applicable) less cash and cash equivalents, as a multiple of fiscal year 2019 and fiscal year 2020 estimated adjusted EBITDA. Financial data of the selected companies were based on publicly available research analysts' estimates, public filings and other publicly available information, calendarized as deemed necessary for comparative purposes. Financial data of the Company was based on publicly available research analysts' estimates and estimates of the Company's management.

        The overall low to high fiscal year 2019 and fiscal year 2020 estimated adjusted EBITDA multiples observed for the food retail selected companies were 5.8x to 6.5x (with a median of 6.2x) and 5.8x to 6.3x (with a median of 6.1x), respectively, and the overall low to high fiscal year 2019 and fiscal year 2020 estimated adjusted EBITDA multiples observed for the foodservice selected companies were 9.6x to 13.9x (with a median of 11.5x) and 8.9x to 12.4x (with a median of 10.6x), respectively. Jefferies noted that the fiscal year 2019 and fiscal year 2020 estimated adjusted EBITDA multiples observed for the Company were 5.6x and 5.4x, respectively, based on publicly available research analysts' median estimates and 5.5x and 5.1x, respectively, based on estimates of the Company's management. Jefferies applied selected ranges derived from the selected companies of fiscal year 2019 and fiscal year 2020 estimated adjusted EBITDA multiples of 6.0x to 7.0x and 5.75x to 6.75x, respectively, to corresponding data of the Company based on estimates of the Company's management. This analysis indicated the following approximate implied per Share equity value reference ranges for the Company, as compared to the per Share cash consideration:

Implied Per Share Equity Value Reference Ranges Based On:		Per Share Cash Consideration

Tax-Effected Retirement Plan Liability Not Treated as Debt
FY2019E Adjusted EBITDA	FY2020E Adjusted EBITDA
$6.59 - $8.95	$7.17 - $9.71
$6.50
Tax-Effected Retirement Plan Liability Treated as Debt
FY2019E Adjusted EBITDA	FY2020E Adjusted EBITDA
$5.68 - $8.09	$6.24 - $8.84

        Selected Precedent Transactions Analysis.    Jefferies reviewed, among other things, financial information for the following 11 selected transactions involving target companies in the food retail and foodservice industries announced from October 1, 2012 through April 15, 2019 that Jefferies considered generally relevant for purposes of analysis, collectively referred to in this section as the selected transactions:

Announced	Acquiror	Target

July 2018	• US Foods Holding Corp.	• Services Group of America Inc.'s food group of companies
June 2017	• Amazon.com, Inc.	• Whole Foods Market, Inc.
October 2016	• Onex Corporation	• SUPERVALU INC.'s Save-A-Lot business
March 2016	• Apollo Global Management, LLC	• The Fresh Market, Inc.
November 2015	• The Kroger Co.	• Roundy's, Inc.
June 2015	• Koninklijke Ahold N.V.	• Etablissements Delhaize Frères et Cie "Le Lion" (Group Delhaize)
March 2014	• AB Acquisition LLC	• Safeway Inc.
December 2013	• TPG Capital, L.P.	• Arden Group, Inc.
July 2013	• The Kroger Co.	• Harris Teeter Supermarkets, Inc.
January 2013	• Cerberus Capital Management L.P.	• New Albertsons, Inc.
October 2012	• Ares Management LLC	• Smart & Final Holdings Corp.

        Jefferies reviewed implied enterprise values of the selected transactions as a multiple of latest 12 months adjusted EBITDA as reported prior to or as of the applicable announcement dates of such transactions. Financial data of the selected transactions were based on publicly available information and, in the case of the Ares Management LLC/Smart & Final Holdings Corp. transaction, certain information provided by the Company's management. Financial data of the Company was based on the Company's public filings.

        The overall low to high latest 12 months adjusted EBITDA multiples observed for the selected transactions were 3.9x to 12.5x (with a median of 7.1x). Jefferies then applied a selected range derived from the selected transactions of latest 12 months adjusted EBITDA multiples of 6.0x to 7.0x to the Company's fiscal year 2018 adjusted EBITDA. This analysis indicated the following approximate implied per Share equity value reference ranges for the Company, as compared to the per Share cash consideration:

Implied Per Share Equity Value Reference Ranges Based On:		Per Share Cash Consideration

Tax Effected Retirement Plan Liability Not Treated As Debt	Tax Effected Retirement Plan Liability Treated As Debt
$6.14 - $8.43	$5.01 - $7.33	$6.50

        Discounted Cash Flow Analysis.    Jefferies performed a discounted cash flow analysis of the Company by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the second half of the fiscal year ending December 2019 through the full fiscal year ending December 2023 based on estimates of the Company's management. For purposes of this analysis, stock-based compensation was treated as a cash expense. The implied terminal value of the Company was derived by applying a selected range of perpetuity growth rates of 0.0% to 2.0% to the Company's normalized unlevered after-tax free cash flow for the fiscal year ending 2023. The present values (as of June 30, 2019) of the cash flows and terminal values were then calculated using a selected discount rate range of 11.0% to 12.0%. This analysis indicated the following approximate implied per Share equity value reference ranges for the Company, as compared to the per Share cash consideration:

Implied Per Share Equity Value Reference Ranges Based On:		Per Share Cash Consideration

Tax Effected Retirement Plan Liability Not Treated As Debt	Tax Effected Retirement Plan Liability Treated As Debt
$5.36 - $8.97	$5.36 - $9.22	$6.50

Certain Additional Information

        Jefferies observed certain additional information that was not considered part of Jefferies' financial analysis with respect to its opinion but was noted for informational purposes, including the implied premiums paid or proposed to be paid in selected all-cash mergers and acquisition transactions announced from January 1, 2012 through April 15, 2019 with transaction values ranging from $200 million to $2.0 billion involving U.S. domiciled and publicly traded target companies; applying a selected range of implied premiums of approximately 18.5% to 50.2% (reflecting the overall 25th and 75th percentile implied premiums derived from such transactions based on the closing stock prices of the target companies involved in such transactions 30 calendar days prior to public announcement of such transactions) to the per Share closing price on April 15, 2019 indicated an approximate implied per Share equity value reference range for the Company of approximately $6.49 to $8.23.

Miscellaneous

        The Company has agreed to pay Jefferies for its financial advisory services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $9 million, of which a portion was payable upon delivery of Jefferies' opinion to the Committee and the Board and approximately $8 million is payable contingent upon consummation of the Offer. In addition, the Company agreed to reimburse Jefferies for expenses, including fees and expenses of counsel, incurred in connection with Jefferies' engagement and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

        As the Committee and the Board were aware, Jefferies and its affiliates in the past provided, currently are providing and in the future may provide financial advisory and financing services to Ares Management, L.P. ("Ares"), certain affiliates of which are significant stockholders of the Company, and certain of its affiliates and/or portfolio companies, for which services Jefferies and its affiliates received and would expect to receive compensation, including, during the two-year period prior to the date of Jefferies' opinion, having acted or acting as (a) financial advisor in connection with certain acquisition and sale transactions and (b) sole or joint bookrunner and/or joint arranger in connection with certain equity and debt offerings for which services Jefferies and its affiliates received aggregate fees of approximately $31.5 million. As the Committee and the Board also were aware, Jefferies and its affiliates in the past provided, currently are providing and in the future may provide financial advisory and financing services to Apollo Global Management and certain of its affiliates and/or portfolio companies, for which services Jefferies and its affiliates received and would expect to receive compensation, including, during the two-year period prior to the date of Jefferies' opinion, having acted or acting as a financial advisor in connection with certain acquisition and sale transactions for which services Jefferies and its affiliates received or expect to receive aggregate fees of approximately $19 million. In the ordinary course of business, Jefferies and its affiliates may trade or hold securities of the Company and certain portfolio companies of Ares and/or Apollo Global Management and their respective affiliates for Jefferies' own account and for the accounts of Jefferies' customers and, accordingly, may at any time hold long or short positions in those securities.

        Jefferies was selected as a financial advisor to the Committee in connection with the Offer and the Merger based on, among other things, Jefferies' reputation, experience and familiarity with the Company's business and industry. Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Opinion of Centerview Partners LLC

        The Company retained Centerview as financial advisor to the Committee of the Board in connection with the Committee's evaluation of the Transactions. In connection with this engagement, the Committee requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares and any other Shares held by any affiliate of the Company or of Parent) of the Offer Price proposed to be paid to such holders pursuant to the Merger Agreement. On April 16, 2019, Centerview rendered to the Committee and to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 16, 2019, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price proposed to be paid to the holders of Shares (other than Excluded Shares and any other Shares held by any affiliate of the Company or of Parent) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

        The full text of Centerview's written opinion, dated April 16, 2019, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex B and is incorporated herein by reference. Centerview's financial advisory services and opinion were provided for the information and assistance of the Committee and of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Transactions, and Centerview's opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. Centerview's opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender its Shares in connection with the Offer, or how such stockholder or other person should otherwise act with respect to the Transactions or any other matter.

        The full text of Centerview's written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

        In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

  •
  a draft of the Merger Agreement dated April 16, 2019, referred to in this summary of Centerview's opinion as the "Draft Merger Agreement";

  •
  Annual Reports on Form 10-K of the Company for the years ended December 30, 2018, December 31, 2017 and January 1, 2017;

  •
  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

  •
  certain publicly available research analyst reports for the Company;

  •
  certain other communications from the Company to its stockholders; and

  •
  certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including the Management Projections, which are collectively referred to in this summary of Centerview's opinion as the "Internal Data."

        Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with certain of the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

        Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company's consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company's direction, that the Internal Data (including, without limitation, the Management Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company's direction, on the Internal Data for purposes of Centerview's analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company's direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company's direction, that the final executed Merger Agreement would not differ in any respect material to Centerview's analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company's direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview's analysis or Centerview's opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview's analysis or Centerview's opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

        Centerview's opinion expressed no view as to, and did not address, the Company's underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage, including without limitation the sale of one or more business units of the Company. Centerview understood and assumed that other financial advisors acting on behalf of the Committee and the Board solicited expressions of interest from a broad number of potential acquirors of the Company and/or certain assets of the Company, and Centerview considered the results of such solicitation in connection with its opinion. Centerview's opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview's written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview's opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview's written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview's written opinion. Centerview's opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should otherwise act with respect to the Transactions or any other matter. Centerview's financial advisory services and its written opinion were provided for the information and assistance of the Committee and the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview's opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

        The following is a summary of the material financial analyses prepared and reviewed with the Committee in connection with Centerview's opinion, dated April 16, 2019. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview's view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview's financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Parent, Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 15, 2019 (the last trading day before the issuance of Centerview's opinion and the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

        Selected Public Company Analysis.    Centerview reviewed certain financial information of the Company and compared it to corresponding financial information of certain grocery companies and foodservice companies that Centerview deemed comparable, based on its experience and professional judgment, to the Company (referred to as the "selected companies" in this summary of Centerview's opinion). Although none of the selected companies is directly comparable to the Company, the selected companies listed below were chosen by Centerview, among other reasons, because they are companies with certain operational, business and/or financial characteristics that, for purposes of Centerview's analysis, may be considered similar to those of the Company. However, because none of the selected companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, financial and operational characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

        Using publicly available information obtained from SEC filings and other data sources as of April 15, 2019, Centerview calculated, among other things, for each selected company, the company's implied enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and restricted stock units) plus the book value of debt and certain liabilities less cash and cash equivalents, in each case calculated consistently with the determinations made in arriving at the Company's implied enterprise value for purposes of Centerview's analyses to the extent comparable information was publicly available) (which is referred to in this summary of Centerview's opinion as "EV"), as a multiple of Wall Street research analyst consensus estimated earnings before interest expense, income taxes, depreciation and amortization, non-recurring items and certain pension expenses (in each case calculated consistently with the determinations made in arriving at the Company's EBITDA used for purposes of Centerview's analyses to the extent comparable information was publicly available) (referred to in this summary of Centerview's opinion as "EBITDA") for the next twelve-month period (which is referred to as "NTM").

        The selected companies and the results of such calculation were as follows:

Selected Company	EV / NTM EBITDA Multiple
Chefs' Warehouse Inc. (Foodservice)	14.2x
Performance Food Group Co. (Foodservice)	11.5x
United Natural Foods, Inc. (Foodservice)	6.7x
The Kroger Co. (Grocery)	6.6x
Koninklijke Ahold Delhaize N.V. (Grocery)	6.3x
Ingles Markets, Inc. (Grocery)	5.8x

        Based on the foregoing analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a range of multiples of EV to NTM EBITDA of 5.75x to 6.75x. In selecting this range of multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected companies that could affect the public trading values in order to provide a context in which to consider the results of the quantitative analysis. Centerview applied this range to the Company's NTM EBITDA of $180 million derived from the Management Projections, which resulted in a range of implied values per share of S&F Common Stock of approximately $4.35 to $6.65, rounded to the nearest $0.05. Centerview compared such range to the Consideration of $6.50 per Share to be paid to the holders of shares of S&F Common Stock pursuant to the Merger Agreement.

        Selected Transactions Analysis.    Centerview reviewed and analyzed certain information relating to selected transactions involving grocery companies and foodservice companies that Centerview selected based on its experience and professional judgment. These transactions were selected, among other reasons, because their participants, size or other factors, for purposes of Centerview's analysis, may be considered similar to the Transaction. Centerview used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operations, results, business mix or product profiles that, for purposes of this analysis, may be considered similar to certain operations, results, business mix or product profiles of the Company.

        Financial data for the precedent transactions was based on publicly available information at the time of the announcement of the relevant transactions that Centerview obtained from public filings and other data sources. Using publicly available information, Centerview calculated, for each selected transaction set forth below, among other things, the EV implied for the applicable target company based on the consideration payable in the applicable selected transaction as a multiple of the target company's EBITDA for the latest twelve-month period (which is referred to in this summary as "LTM") at the time of the transaction announcement.

        No company or transaction used in this analysis is identical or directly comparable to the Company or the Transaction. The companies included in the selected transactions listed above were selected, among other reasons, based on Centerview's experience and professional judgment, because they have certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of the Company. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected transactions analysis. Accordingly, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and the Company.

        The selected transactions and the results of such calculations were as follows:

Announcement Date	Acquiror	Target	EV / LTM EBITDA Multiple
July 2018	United Natural Foods, Inc.	SUPERVALU Inc. (Foodservice)	8.4x
October 2017	SUPERVALU Inc.	Associated Grocers of Florida, Inc. (Foodservice)	9.5x
June 2017	Amazon.com, Inc.	Whole Foods Market, Inc. (Grocery)	10.6x
April 2017	SUPERVALU Inc.	Unified Grocers, Inc. (Foodservice)	9.3x
October 2016	Onex Corporation	Save-A-Lot (Grocery)	7.0x
March 2016	Funds managed by Apollo Global Management, LLC	The Fresh Market, Inc. (Grocery)	7.3x
November 2015	The Kroger Co.	Roundy's, Inc. (Grocery)	7.0x
June 2015	Koninklijke Ahold N.V.	Delhaize Group (Grocery)	7.8x
March 2014	Albertsons LLC	Safeway Inc. (Grocery)	5.7x
December 2013	TPG Capital	Arden Group, Inc. (Gelson's Markets) (Grocery)	11.3x
July 2013	The Kroger Co.	Harris Teeter (Grocery)	7.2x
January 2013	Cerberus Capital Management	Albertsons LLC (Grocery)	3.9x

        Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a range of multiples of EV to LTM EBITDA of 6.0x to 7.25x derived from the target companies in the selected precedent transactions. In selecting this range of multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of the Company and the target companies included in the selected transactions and other factors that could affect the public trading, acquisition or other values of such companies or the Company in order to provide a context in which to consider the results of the quantitative analysis. Centerview applied this range to the Company's LTM Adjusted EBITDA of $171 million for the period ended March 31, 2019 based on the Internal Data, which resulted in an implied per share equity value range for the shares of S&F Common Stock of approximately $4.25 to $7.00, rounded to the nearest $0.05. Centerview compared such range to the Consideration of $6.50 per Share to be paid to the holders of S&F Common Stock pursuant to the Merger Agreement.

        Discounted Cash Flow Analysis.    Centerview performed a discounted cash flow analysis of the Company based on the Management Projections. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the "present value" of estimated future cash flows of the asset. "Present value" refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

        In performing this analysis, Centerview calculated a range of equity values for the Company by discounting to present value as of March 31, 2019 (using discount rates ranging from 8.25% to 10.25%, reflecting Centerview's analysis of the Company's weighted average cost of capital) and the mid-year convention: (i) the forecasted fully taxed unlevered free cash flows of the Company over the period beginning April 1, 2019 and ending on December 31, 2023 (See "—S&F Projections" under this "Item 4. The Solicitation or Recommendation") and (ii) a range of implied terminal values of the Company at the end of the forecast period shown in the Management Projections, calculated by Centerview applying perpetuity growth rates to the Company's fully-taxed unlevered free cash flows for the terminal year ranging from 1.5% to 2.5%. In performing its discounted cash flow analysis, Centerview adjusted for the Company's estimated net debt balance as of March 31, 2019 of $705 million, as set forth in the Internal Data. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding shares of Company Common Stock (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units and performance stock units) as of March 31, 2019 based on the Internal Data to derive a range of implied values per share of Company Common Stock of approximately $5.55 to $12.15, rounded to the nearest $0.05. Centerview compared such range to the Consideration of $6.50 per Share to be paid to the holders of S&F Common Stock pursuant to the Merger Agreement.

        Other Factors.    Centerview noted for the Committee and the Board certain additional factors solely for informational purposes, including, among other things, the following:

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  Historical closing trading prices of the shares of S&F Common Stock during the 52-week period ended April 15, 2019, which reflected low and high stock closing prices for the Company during such period of approximately $4.50 to $7.20 per share, respectively.

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  Stock price targets for the shares of S&F Common Stock in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for the Company ranging from $4.50 to $8.00 per share, respectively, rounded to the nearest $0.05.

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  Illustrative sensitivities on Centerview's discounted cash flow analysis (performed as described above under the heading "Discounted Cash Flow Analysis", applying a perpetuity growth rate which represented the midpoint of the perpetuity growth rate range used in the discounted cash flow analysis described above) presenting for informational purposes the results of a discounted cash flow analysis assuming lower degrees of margin expansion and revenue growth during the Forecast period than was reflected in the Management Projections. Such sensitivity analysis reflected a range of implied values per share of S&F Common Stock of ($3.55) (assuming no margin expansion during the Management Projection period, a 3.00% compound annual growth of revenue during the Management Projection period and a weighted average cost of capital of 10.25%) to $10.85 (assuming margin expansion of 147 basis points during the Management Projection period, compound annual growth of revenue of 5.04% during the Management Projection period, each as set forth in the Management Projections, and a weighted average cost of capital of 8.25%), each rounded to the nearest $0.05.

General

        The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

        Centerview's financial analyses and opinion were only one of many factors taken into consideration by the Committee and the Board in their respective evaluations of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Committee and the Board or management of the Company with respect to the Consideration or as to whether the Committee and the Board would have been willing to determine that a different consideration was fair.

The consideration for the transaction was determined through arm's-length negotiations between the Company and Parent and was approved by the Committee and by the Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company, the Committee or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

        Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, Centerview has not been engaged to provide financial advisory services to the Company other than in respect of the Transactions, and Centerview did not receive any compensation from the Company during such period. Centerview is currently providing financial advisory services to a portfolio company of Ares, with respect to matters unrelated to the Company, and in the future Centerview may be formally engaged and may receive fees with respect to such matters. In the two years prior to the date of its written opinion, (a) Centerview from time to time provided financial advisory services unrelated to the Company or the Transactions to Hexion Inc., a portfolio company of Apollo-managed funds, an affiliate of Parent, and (b) Centerview was engaged on behalf of Apollo and/or its affiliates to provide financial advisory services to Apollo and/or its affiliates as lenders under a debtor-in-possession loan facility entered into in connection with a bankruptcy proceeding unrelated to the Company or the Transactions. Centerview received $2 million in aggregate compensation in connection with the foregoing services during such period. In addition, in the two years prior to the date of its written opinion, Centerview had been engaged to provide, and in certain cases is currently providing, financial advisory services unrelated to the Company or the Transactions to financial creditor groups or ad hoc creditor committees (of which one or more affiliates of Ares and/or Apollo is a member) in connection with restructurings or potential restructurings involving the relevant issuer, and Centerview has received, and may in the future receive, compensation for such services. In the two years prior to the date of its written opinion, Centerview was engaged to provide financial advisory services to a committee of independent members of the Board of Directors of Caesars Entertainment Corporation, a publicly traded portfolio company of Apollo-managed funds and TPG Capital, LP, which is referred to in this summary as "TPG", in connection with a merger transaction with Caesars Acquisition Corporation, another publicly traded portfolio company of Apollo-managed funds and TPG, and other matters, and Centerview received compensation for such services. Centerview may provide financial advisory and other services to or with respect to the Company, Ares, Parent or Apollo or their respective affiliates, including portfolio companies of Ares and Apollo-managed funds, in the future, for which Centerview may receive compensation. Certain (x) of Centerview's and its affiliates' directors, officers, members and employees, or family members of such persons, (y) of Centerview's affiliates or related investment funds, and (z) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Ares, Parent, Apollo or any of their respective affiliates, including portfolio companies of Ares and Apollo, or any other party that may be involved in the Transactions.

        Centerview was selected as a financial advisor to the Committee in connection with the Offer and the Merger because, among other things, Centerview's reputation, qualifications and experience advising in the retail sector. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

        In connection with Centerview's services as the financial advisor to the Committee, the Company has agreed to pay Centerview an opinion fee of $1,500,000, which was payable upon the rendering of Centerview's opinion and a transaction fee of $1,500,000, which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of

Centerview's expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview's engagement.

Certain Information Regarding S&F's Financial Advisor, Citi

        S&F also engaged Citi as a financial advisor to the Committee in connection with the Offer and the Merger. The Company has agreed to pay Citi for its services an aggregate fee currently estimated to be approximately $6.5 million, payable contingent upon consummation of the Offer. The Company also has agreed to reimburse Citi for its expenses, including fees and expenses of counsel, and to indemnify Citi and related parties against certain liabilities, including liabilities under federal securities laws, arising from Citi's engagement. Citi was not requested to, and it did not, provide an opinion to the Committee or the Board in connection with the Offer and the Merger.

        As the Committee and the Board were aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to the Company unrelated to the Offer or the Merger, for which services Citi and its affiliates received and expect to receive compensation, including, during the approximate two-year period prior to Citi's selection as a financial advisor to the Committee, having acted or acting as joint lead arranger for, and/or as a lender under, certain credit facilities of the Company, for which services Citi and its affiliates received during such two-year period aggregate fees of less than $100,000. As the Committee and the Board also were aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Ares Management GP, certain affiliates of which are significant stockholders of the Company, and certain of its affiliates and/or portfolio companies, for which services Citi and its affiliates received and expect to receive compensation, including, during the approximate two-year period prior to Citi's selection as a financial advisor to the Committee, having acted or acting as (a) financial advisor in connection with a sale transaction, (b) bookrunning or co-manager and joint arranger in connection with certain securities offerings, and (c) joint arranger for, and a lender under, certain credit or other financing facilities, for which services described in clauses (a) through (c) Citi and its affiliates received during such two-year period aggregate fees of approximately $20 million. As the Committee and the Board further were aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Apollo and certain of its affiliates and/or portfolio companies, for which services Citi and its affiliates received and expect to receive compensation, including, during the approximate two-year period prior to April 10, 2019, having acted or acting as (a) financial advisor in connection with certain acquisition transactions, (b) joint or lead bookrunning manager for certain securities offerings, and (c) joint lead arranger, joint bookrunning manager and/or administrative agent for, and a lender under, certain credit facilities, for which services described in clauses (a) through (c) Citi and its affiliates received during such two-year period aggregate fees of approximately $305 million. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of the Company, Ares Management GP, Apollo Global Management and/or their respective affiliates or portfolio companies for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Ares Management GP, Apollo Global Management and their respective affiliates and/or portfolio companies, as the case may be.

        Citi was selected as a financial advisor to the Committee in connection with the Offer and the Merger based on, among other things, Citi's reputation, experience and familiarity with the Company's business and industry. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of business and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

        Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, the Merger or related matters.

        Information pertaining to Jefferies, Centerview and Citi, which were retained as S&F's financial advisors and not to make any solicitation or recommendation in connection with the Offer, the Merger or otherwise, is set forth in "Item 4. The Solicitation or Recommendation—Opinions of S&F's Financial Advisors" or "Item 4. The Solicitation or Recommendation—Certain Information Regarding S&F's Financial Advisor, Citi," as applicable.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Securities Transactions

        During the past 60 days, except for (a) the scheduled vesting of Company Restricted Stock Awards and issuances by S&F of Shares with respect thereto (including with respect to the achievement of any applicable performance targets and including any net settlement or net withholding in connection with such vesting), (b) the scheduled vesting of Company Options, (c) the grant of Company Options and Company Restricted Stock Awards in the ordinary course, (d) the exercise of Company Options in the ordinary course (including any net settlement or net withholding in connection with such exercise), (e) the forfeiture of certain Company Options and Company Restricted Stock Awards in the ordinary course and (f) the entry into the Tender and Support Agreement, no transactions with respect to the Shares have been effected by S&F or, to S&F's knowledge, any of S&F's directors, executive officers, affiliates or any of S&F's subsidiaries.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

        Except as otherwise set forth in this Schedule 14D-9 (including in the annexes or exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, S&F is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (a) a tender offer for, or other acquisition of, Shares by S&F, any of its subsidiaries or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving S&F or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of S&F or any of its subsidiaries or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of S&F.

        Except as described above or otherwise set forth in this Schedule 14D-9 (including in the annexes or exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board or the Committee, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION

        The information set forth under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of S&F", as it relates to S&F's named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Regulatory Approvals

U.S. Antitrust

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material ("Premerger Notification and Report Forms") have been furnished to the FTC and the Antitrust Division of the Department of Justice (the "DOJ") and certain waiting period requirements have been satisfied.

        It is a condition to Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension of the waiting period) applicable to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by AP IX First Street Holdings, L.P., as the ultimate parent entity of Parent, of a Premerger Notification and Report Form concerning the Offer with the FTC and the DOJ, unless the waiting period is earlier terminated by the FTC. If within the 15 calendar day waiting period either the FTC or the DOJ were to issue a request for additional documentary material or information (a "Second Request"), the waiting period with respect to the Transactions would be extended until ten calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the DOJ terminated the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with consent of Parent. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the DOJ may terminate the additional 10-day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.

        The FTC and the DOJ frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of S&F. At any time before or after Purchaser's acceptance for payment of Shares pursuant to the Offer, if the DOJ or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the DOJ have the authority to challenge the Transactions by seeking a federal court order enjoining the Transactions or, if Shares have already been acquired, requiring disposition of those Shares, or the divestiture of substantial assets of Purchaser, S&F, or any of their respective subsidiaries or affiliates, or seek other conduct relief. At any time before or after consummation of the Transactions, notwithstanding the early termination of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the DOJ or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 13—"Conditions of the Offer" of the Offer to Purchase.

        AP IX First Street Holdings, L.P., as the ultimate parent entity of Parent, filed a Premerger Notification and Report Form on April 25, 2019. S&F filed a Premerger Notification and Report Form on April 25, 2019.

        On May 3, 2019, the FTC granted an early termination of the waiting period applicable to the Offer under the HSR Act, effective the same day. Accordingly, the portion of the Regulatory Condition relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

        Even though the requisite waiting period under the HSR Act has been terminated, at any time before or after the consummation of any such transactions the FTC or the DOJ could still take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of S&F. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. S&F does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Mexico Competition Law

        The approval of the merger by the Federal Economic Competition Commission ("COFECE") under the Mexican Federal Economic Competition Law is required to consummate the merger. Under the Mexican Federal Economic Competition Law, transactions involving parties with sales and/or assets above certain levels cannot be completed until they are reviewed and approved by COFECE. Following the parties' pre-merger notification filing with COFECE, COFECE will have 60 business days to issue a resolution, which may be extended for up to 40 additional business days if COFECE considers the transaction to be a "complex" case. This term may be restarted to day 1 in two occasions: (i) if within 10 business days following the submission of the pre-merger notification, COFECE issues a basic request for information, to which the parties will have 10 business days to respond, a term that can be extended; and/or (ii) if within 15 business days following fulfillment of the basic request for information or from the submission of the pre-merger notification (if no request for basic information is issued by COFECE), COFECE issues a request for additional information, to which the parties will have 15 business days to respond, a term that can be extended. S&F and Purchaser filed a formal notification to COFECE of the merger on May 8, 2019.

State Takeover Laws

        S&F is incorporated under the laws of Delaware. In its certificate of incorporation, so long as the Ares Holders collectively beneficially own shares of capital stock representing at least 15% of the votes entitled to be cast by the then outstanding shares of all classes and series of capital stock of S&F entitled generally to vote on the election of the directors of the Corporation at any annual or special meeting of stockholders, S&F has opted out of, and as such is not subject to, Section 203 of the DGCL which prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Ares Holders collectively own 44,218,762 Shares representing in the aggregate approximately 58% of the total issued and outstanding shares of Shares as of May 10, 2019, so S&F remains opted out of, and as such is not subject to, Section 203 of the DGCL.

        S&F, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Parent and Purchaser do not know whether any of these laws will, by their terms, apply to the Transactions and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, Parent and Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Transactions, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Transactions, Parent and Purchaser may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Parent and Purchaser may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Transactions. In such case, Purchaser may not be obligated to accept for payment any Shares tendered in the Offer. See Section 13—"Conditions of the Offer" of the Offer to Purchase.

Stockholder Approval Not Required

        If the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration of the Offer, together with the Shares then owned by Purchaser or its "affiliates" (as such term is defined in Section 251(h) of the DGCL) is one more Share than 50% of the total number of Shares outstanding, Purchaser does not anticipate seeking the approval of S&F's remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, but in any event no later than the date of, and immediately following, the consummation of the Offer, unless another date is agreed to in writing by Parent and S&F, without a stockholder vote to adopt the Merger Agreement or any other action by the stockholders of S&F, in accordance with Section 251(h) of the DGCL.

Appraisal Rights

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Merger Effective Time who have not properly tendered their Shares pursuant to the Offer and who have complied with the requirements under Section 262 of the DGCL will be entitled to appraisal rights in connection with the Merger. Holders whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

        The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14d-9 as Annex C. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Merger Effective Time as to which appraisal rights are demanded. A person holding a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders of S&F should carefully review the full text of Section 262 of the DGCL, particularly the procedural steps required to perfect appraisal rights, as well as the information discussed below. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights.

        Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Merger Effective Time and who (a) did not tender such Shares in the Offer; (b) follow the procedures set forth in Section 262 of the DGCL and (c) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery (the "Court of Chancery")

and to receive payment in cash of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, as determined by such court on the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Company to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). The "fair value" could be greater than, less than or the same as the consideration payable in connection with the Merger (which is equal to the Offer Price).

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THIS STATEMENT CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. The Board has fixed May 6, 2019 as the record date for the purposes of determining the stockholders entitled to receive this notice of appraisal. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        Stockholders of S&F who tender Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive an amount in cash equal to the Offer Price.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to any Shares and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

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  within the later of the consummation of the Offer, which shall occur on the date on which acceptance for purchase of the Shares occurs, and 20 days after the date of mailing of this notice (which date of mailing is May 14, 2019), send to S&F at the address indicated below a written demand for appraisal of such Shares, which demand must reasonably inform S&F of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of his, her or its Shares;

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  not tender such Shares in the Offer; and

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  continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Merger Effective Time.

        Notwithstanding a stockholder's compliance with foregoing requirements, the Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Company will deliver an additional notice of the effective date of the Merger to those stockholders of S&F who made a written demand for appraisal pursuant to the first bullet above on or within 10 days after the Merger Effective Time, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have submitted a written demand for appraisal in accordance with the first bullet above and are entitled to appraisal rights under Section 262 of the DGCL will receive such notice of the Merger Effective Time. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

        All written demands for appraisal should be addressed to Smart & Final Stores, Inc., 600 Citadel Drive, Commerce, California 90040, Attention: Leland P. Smith. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder's name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

        Within 120 days after the Merger Effective Time, but not thereafter, the Surviving Company, or any holder of Shares who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, or any beneficial owner of such Shares, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender their Shares in the Offer and who timely and properly demanded appraisal of such Shares. If no such petition is filed within that 120 day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. S&F is under no obligation to and has no present intention to file a petition and holders should not assume that S&F will file a petition, or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Merger Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Company a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Company or within 10 days after the expiration of the period for delivering of demands for appraisal, whichever is later. Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Company the statement described in this paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Company, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Company and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court of Chancery. The costs of these notices are borne by the Surviving Company.

        After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit stock certificates held by them, if any, to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Notwithstanding a stockholder's compliance with the requirements of Section 262 of the DGCL, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

        After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Company to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceedin). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Merger Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Merger Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Company may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. No determination has been made as to whether such a payment will be made if the Merger is consummated, and S&F and Parent reserve the right to make such a payment upon the consummation of the Merger.

        In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion that does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter's exclusive remedy.

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the consideration payable in connection with the Merger (which is equal to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although S&F believes that the consideration payable in connection with the Merger (which is equal to the Offer Price)is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor S&F anticipates offering more than the consideration payable in connection with the Merger (which is equal to the Offer Price)to any stockholder exercising appraisal rights, and each of Parent and S&F reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the consideration payable in connection with the Merger (which is equal to the Offer Price).

        Upon application by the Surviving Company or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder's stock certificates, if any, to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein on the difference between the amount determined to be the fair value and the amount paid by the Surviving Company to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding) by the Surviving Company to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of Shares represented by certificates upon the surrender to the Surviving Company of such stockholder's certificates. The Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        If a petition for appraisal is not timely filed, or if both (1) the total number of Shares entitled to appraisal rights does not exceed 1% of the outstanding Shares eligible for appraisal and (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights does not exceed $1 million, then the right to an appraisal will cease. The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Merger Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Merger Effective Time.

        If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal with respect to such Shares, such Shares will be deemed to have been converted at the Merger Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price). If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Merger Effective Time, stockholders' rights to appraisal shall cease, and all holders of Shares will be entitled to receive the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). Inasmuch as S&F has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest)by delivering to S&F a written withdrawal of such stockholder's demand for appraisal and acceptance of the terms of the Merger either within 60 days after the Merger Effective Time or thereafter with the written approval of S&F. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the consideration payable in connection with the Merger (which is equal to the Offer Price) within 60 days after the Merger Effective Time.

        If you wish to exercise your appraisal rights with respect to any Shares, you must not tender such Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you tender your Shares in the Offer or fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

        The foregoing summary of the rights of S&F's stockholders to appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of S&F desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Statement.

Litigation

        None.

Forward-Looking Statements

        Certain statements in this communication are forward-looking statements, including, without limitation, the statements made concerning the pending acquisition of S&F by Parent and Purchaser. In some cases, you can identify forward-looking statements by the following words: "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project," "aim," "potential," "continue," "ongoing," "goal," "can," "seek," "target" or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. These statements reflect S&F's current views concerning future events, including the planned completion of the Offer and the Merger and related transactions, including, for example, the timing of the completion of the Merger and the potential benefits of the Merger, reflect the current analysis of existing information and are based on a number of assumptions that could ultimately prove inaccurate. As a general matter, forward-looking statements are those focused upon anticipated events or trends, expectations, and beliefs relating to matters that are not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to S&F's operations and business environment, all of which are difficult to predict and many of which are beyond the control of S&F. Among others, the following factors could cause actual results to differ materially from those set forth in the forward-looking statements: (a) uncertainties as to the timing of the Offer and the Merger; (b) uncertainties as to how many S&F stockholders will tender their shares in the Offer; (c) the possibility that competing offers will be made; (d) the possibility that various closing conditions for the transaction may not be satisfied or waived; (e) the risk that the merger agreement may be terminated in circumstances requiring S&F to pay a termination fee; (f) risks related to obtaining the requisite consents to the Offer and the Merger, including, without limitation, the risk that a regulatory approval that may be required for the proposed transaction, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act) and by the Mexican Federal Economic Competition Commission or the Mexican Federal Institute of Telecommunications (as applicable), is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (g) the possibility that the transaction may not be timely completed, if at all; (h) the risk that, prior to the completion of the transaction, if at all, S&F's business and its relationships with employees, collaborators, vendors and other business partners could experience significant disruption due to transaction-related uncertainty; (i) the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and (j) the risks and uncertainties pertaining to S&F's business, including those detailed under "Risk Factors" and elsewhere in S&F's public periodic filings with the SEC, as well as the tender offer materials to be filed by Purchaser and Parent and this Solicitation/Recommendation Statement. Other factors that could cause actual results to differ materially include those set forth in S&F's SEC reports, including, without limitation, the risks described in S&F's Annual Report on Form 10-K for its fiscal year ended December 30, 2018, which is on file with the SEC. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and S&F undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

ITEM 9.    EXHIBITS

        The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 14, 2019 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by First Street Parent, Inc., First Street Merger Sub, Inc., and Apollo Management IX, L.P. on May 14, 2019 (the "Schedule TO")).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(5)(H)	Text of Summary Advertisement, as published in the Wall Street Journal on May 14, 2019 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(I)
Text of press release of First Street Parent, Inc. and First Street Merger Sub, Inc. announcing the launch of the Tender Offer, dated May 14, 2019 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).
(a)(5)(J)
Form of Letter sent to the Smart & Final Stores, Inc.'s vendors on April 16, 2019 (incorporated by reference to the Schedule 14A-9 filed by Smart & Final Stores, Inc. with the Securities and Exchange Commission on April 16, 2019).
(a)(5)(K)
Form of Letter sent to Smart & Final Stores, Inc.'s associates on April 16, 2019 (incorporated by reference to the Schedule 14A-9 filed by Smart & Final Stores, Inc. with the Securities and Exchange Commission on April 16, 2019).
(a)(5)(L)
Joint Press Release issued by Smart & Final Stores, Inc. and First Street Parent, Inc. (incorporated by reference to the Schedule 14A-9 filed by Smart & Final Stores, Inc. with the Securities and Exchange Commission on April 16, 2019).
(e)(1)
Agreement and Plan of Merger, dated as of April 16, 2019, by and among First Street Parent, Inc., First Street Merger Sub, Inc. and Smart & Final Stores, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Smart & Final Stores, Inc. with the Securities and Exchange Commission on April 18, 2019).
(e)(2)
Limited Guarantee, dated as of April 16, 2019, delivered by certain equity funds managed by Apollo Management IX, L.P. in favor of Smart & Final Stores, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(3)
Confidentiality and Non-Disclosure Agreement dated as of November 8, 2018, by and between Smart & Final Stores, Inc. and Apollo Management, IX, L.P. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(4)	Exclusivity Agreement, dated March 19, 2019, by and between Smart & Final Stores, Inc. and Apollo Management, IX, L.P.

Exhibit No.	Description
(e)(5)	Exclusivity Agreement, dated April 12, 2019, by and between Smart & Final Stores, Inc. and Apollo Management, IX, L.P.
(e)(6)
Tender and Support Agreement, dated as of April 16, 2019 by and among First Street Parent, Inc., First Street Merger Sub, Inc. and certain stockholders of Smart & Final Stores, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO).
(e)(7)
Equity Commitment Letter, dated April 16, 2019, from Apollo Investment Fund IX, L.P., Apollo Overseas Partners (Delaware 892) IX, L.P., Apollo Overseas Partners (Delaware) IX, L.P., Apollo Overseas Partners (Lux) IX, SCSp, and Apollo Overseas Partners IX, L.P., pursuant to which such equity funds managed by Apollo Management IX, L.P. have committed cash as capital to First Street Parent, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(8)
Debt Commitment Letter, dated as of April 15, 2019, among Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Bank of Montreal, BMO Capital Markets Corp., Royal Bank of Canada, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Loan Funding LLC, UBS Securities LLC, UBS AG, Stamford Branch (incorporated by reference to Exhibit (b)(1) to the Schedule TO).
(e)(9)
Debt Commitment Letter, dated as of April 15, 2019, among Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Bank of Montreal, BMO Capital Markets Corp., Royal Bank of Canada, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Loan Funding LLC, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Loan Funding LLC, UBS Securities LLC, UBS AG, Stamford Branch (incorporated by reference to Exhibit (b)(2) to the Schedule TO).
(e)(10)
Debt Commitment Letter, dated as of April 15, 2019, among Bank of America, N.A., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Bank of Montreal, BMO Capital Markets Corp., Royal Bank of Canada, Barclays Bank PLC, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Loan Funding LLC, UBS Securities LLC, UBS AG, Stamford Branch (incorporated by reference to Exhibit (b)(3) to the Schedule TO).
(e)(11)	S&F's Definitive Proxy, filed with the SEC on March 29, 2019 (incorporated by reference to S&F's Definitive Proxy on Form 14A, filed with the SEC on March 29, 2019).
(e)(12)	SF CC Holdings, Inc. 2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Amendment No. 4 to S&F's Registration Statement on Form S-1 filed with the SEC on September 11, 2014).
(e)(13)
Form of Non-Qualified Stock Option Agreement pursuant to SF CC Holdings, Inc. 2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to S&F's Registration Statement on Form S-1 filed with the SEC on July 31, 2014).
(e)(14)
Non-Qualified Stock Option Agreement Pursuant to the SF CC Holdings, Inc., 2012 Stock Incentive Plan, Co-Invest Option (Award No. 12-001), dated February 3, 2014, by and between Smart & Final Holdings, Inc., and David G. Hirz (incorporated by reference to Exhibit 10.3.1 to Amendment No. 1 to S&F's Registration Statement on Form S-1 filed with the SEC on July 31, 2014).

Exhibit No.	Description
(e)(15)	Non-Qualified Stock Option Agreement Pursuant to the SF CC Holdings, Inc., 2012 Stock Incentive Plan, Co-Invest Option (Award No. 12-002), dated February 3, 2014, by and between Smart & Final Holdings, Inc., and David G. Hirz (incorporated by reference to Exhibit 10.3.2 to Amendment No. 1 to S&F's Registration Statement on Form S-1 filed with the SEC on July 31, 2014).
(e)(16)
Third Amendment to Non-Qualified Stock Option Agreement Pursuant to the SF CC Holdings, Inc. 2012 Stock Incentive Plan effective July 20, 2016 (David G. Hirz) (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed with the SEC on July 29, 2016).
(e)(17)
Amended and Restated Employment Agreement, dated as of December 12, 2017, by and among Smart & Final Stores, Inc. and David G. Hirz (incorporated by reference to Exhibit 10.4 to Annual Report on Form 10-K filed with the SEC on March 16, 2018).
(e)(18)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 to Amendment No. 5 to S&F's Registration Statement on Form S-1 filed with the SEC on August 27, 2014).
(e)(19)
Smart & Final Stores, Inc. 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.11 to Amendment No. 5 to S&F's Registration Statement on Form S-1 filed with the SEC on September 22, 2014).
(e)(20)
Form of Non-Qualified Stock Option Agreement pursuant to the Smart & Final Stores, Inc. 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.12 to Amendment No. 3 to S&F's Registration Statement on Form S-1 filed with the SEC on September 8, 2014).
(e)(21)
Non-Qualified Stock Option Agreement Pursuant to the Smart & Final Stores, Inc. 2014 Stock Incentive Plan, dated as of September 23, 2014, by and between Smart & Final Stores, Inc. and David G. Hirz. (incorporated by reference to Exhibit 10.13.1 to S&F's Annual Report on Form 10-K filed with the SEC on March 24, 2015).
(e)(22)
Amendment to Non-Qualified Stock Option Agreement Pursuant to the Smart & Final Stores, Inc. 2014 Stock Incentive Plan, effective July 20, 2016 (David G. Hirz) (incorporated by reference to Exhibit 10.3 to S&F's Quarterly Report on Form 10-Q filed with the SEC on July 29, 2016).
(e)(23)
Amendment to Non-Qualified Stock Option Agreement Pursuant to the Smart & Final Stores, Inc. 2014 Stock Incentive Plan, effective July 20, 2016 (David G. Hirz) (incorporated by reference to Exhibit 10.4 to S&F's Quarterly Report on Form 10-Q filed with the SEC on July 29, 2016).
(e)(24)
Non-Qualified Stock Option Agreement Pursuant to the Smart & Final Stores, Inc. 2014 Stock Incentive Plan, effective September 23, 2014, by and between Smart & Final Stores, Inc. and Richard N. Phegley (incorporated by reference to Exhibit 10.13.2 to S&F's Quarterly Report on Form 10-Q filed with the SEC on July 29, 2016).
(e)(25)
Form of Restricted Stock Agreement pursuant to the Smart & Final Stores, Inc. 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.15 to Amendment No. 3 to S&F's Registration Statement on Form S-1 filed with the SEC on September 8, 2014).
(e)(26)
Restricted Stock Agreement Pursuant to the Smart & Final Stores, Inc. 2014 Stock Incentive Plan, effective May 25, 2017 (David G. Hirz) (incorporated by reference to Exhibit 10.1 to S&F's Current Report on Form 8-K filed with the SEC on May 26, 2017).

Exhibit No.	Description
(e)(27)	Restricted Stock Agreement Pursuant to the Smart & Final Stores, Inc. 2014 Stock Incentive Plan, effective December 8, 2017 (Derek Jones) (incorporated by reference to Exhibit 10.20 to S&F's Annual Report on Form 10-K filed with the SEC on March 16, 2018).
(e)(28)
Restricted Stock Agreement Pursuant to the Smart & Final Stores, Inc. 2014 Stock Incentive Plan, effective December 8, 2017 (David G. Hirz) (incorporated by reference to Exhibit 10.21 to S&F's Annual Report on Form 10-K filed with the SEC on March 16, 2018).
(e)(29)
Form of Restricted Stock Agreement Pursuant to the Smart & Final Stores, Inc. Amended and Restated 2014 Stock Incentive Plan for David G. Hirz (incorporated by reference to Exhibit 10.1 to S&F's Quarterly Report on Form !0-Q filed with the SEC on July 26, 2018).
(e)(30)
Amendment to Restricted Stock Agreement Pursuant to the Smart & Final Stores, Inc. 2014 Stock Incentive Plan, effective July 20, 2016 (David G. Hirz) (incorporated by reference to Exhibit 10.1 to S&F's Quarterly Report on Form 10-Q filed with the SEC on July 29, 2016).
(e)(31)	Smart & Final Stores, Inc. 2018 Executive Severance Plan, effective August 1, 2018 (incorporated by reference to Exhibit 10.1 to S&F's Current Report on Form 8-K filed with the SEC on May 14, 2018).
(e)(32)	Form of Smart & Final Stores, Inc. Cash Incentive Award Agreement (incorporated by reference to Exhibit 10.1 to S&F's Current Report on Form 8-K filed with the SEC on May 21, 2018).
(e)(32)
Smart & Final Stores, Inc. Cash Incentive Award Agreement, dated May 21, 2018, by and between Smart & Final Stores, Inc. and David G. Hirz (incorporated by reference to Exhibit 10.2 to S&F's Current Report on Form 8-K filed with the SEC on May 21, 2018).
(e)(33)
Offer Letter, dated as of January 25, 2014, by and between Smart & Final Stores, Inc. and Eleanor Hong (incorporated by reference to Exhibit 10.17 to S&F's Annual Report on Form 10-K filed with the SEC on March 24, 2015).
(e)(34)	Grantor Trust Agreement, dated as of April 12, 2019, by and between Smart & Final LLC and Wells Fargo Bank, National Association.
(e)(35)
Second Amended and Restated Certificate of Incorporation of Smart & Final Stores, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 5 to S&F's Registration Statement on Form S-1 filed with the SEC on September 22, 2014).
(g)	Not applicable.
Annex A—Opinion, dated April 16, 2019, of Jefferies LLC.
Annex B—Opinion, dated April 16, 2019, of Centerview Partners, LLC.
Annex C—Delaware Appraisal Rights Statute (Section 262 of the DGCL).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

SMART & FINAL STORES, INC.
By:	/s/ LELAND P. SMITH
	Name:	Leland P. Smith
	Title:	Senior Vice President, General Counsel

Dated: May 14, 2019

ANNEX A
Opinion of Jefferies LLC

April 16, 2019

The Strategic Review Committee of the Board of Directors
The Board of Directors
Smart & Final Stores, Inc.
600 Citadel Drive
Commerce, California 90040

The Strategic Review Committee and the Board of Directors:

        We understand that Smart & Final Stores, Inc., a Delaware corporation ("Smart & Final"), First Street Parent, Inc. ("First Street Parent"), a Delaware corporation and an affiliate of Apollo Global Management, LLC ("Apollo"), and First Street Merger Sub, Inc. ("Purchaser"), a Delaware corporation and wholly owned subsidiary of First Street Parent, propose to enter into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, among other things, (i) Purchaser will commence a tender offer (the "Tender Offer") to purchase all outstanding shares of the common stock, par value $0.001 per share, of Smart & Final ("Smart & Final Common Stock") at a purchase price of $6.50 per share in cash (the "Consideration") and (ii) subsequent to consummation of the Tender Offer, Purchaser will be merged with and into Smart & Final (the "Merger" and, together with the Tender Offer as an integrated transaction, the "Transaction") and each outstanding share of Smart & Final Common Stock not previously tendered will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the Consideration to be received in the Transaction by holders of Smart & Final Common Stock (other than Apollo, First Street Parent, Purchaser and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

        In arriving at our opinion, we have, among other things:

  (i)
  reviewed an execution version, provided to us on April 16, 2019, of the Merger Agreement;

  (ii)
  reviewed certain publicly available financial and other information regarding Smart & Final;

  (iii)
  reviewed certain information furnished to us by the management of Smart & Final relating to the businesses, operations and prospects of Smart & Final, including financial forecasts and estimates provided by the management of Smart & Final;

  (iv)
  held discussions with members of the senior management of Smart & Final concerning the matters described in clauses (ii) and (iii) above;

  (v)
  considered the fact that discussions were undertaken at the direction of Smart & Final with selected third parties to solicit indications of interest in the possible acquisition of all or a part of Smart & Final;

  (vi)
  reviewed the stock trading price history and implied trading multiples for Smart & Final and compared them with those of certain publicly traded companies that we deemed relevant in evaluating Smart & Final;

  (vii)
  compared the financial terms of the Transaction with publicly available financial terms of certain other transactions that we deemed relevant in evaluating the Transaction; and

  (viii)
  conducted such other financial studies, analyses and investigations as we deemed appropriate.

The Strategic Review Committee of the Board of Directors
The Board of Directors
Smart & Final Stores, Inc.
April 16, 2019

        In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Smart & Final or that was publicly available to us (including, without limitation, the information described above) or otherwise reviewed by us. We have relied on assurances of the management and other representatives of Smart & Final that they are not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In our review, we did not obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise), nor did we conduct a physical inspection of any of the properties or facilities, of Smart & Final or any other entity and we have not been furnished with, and assume no responsibility to obtain, any such evaluations, appraisals or physical inspections.

        With respect to the financial forecasts and estimates provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. However, we have been advised, and we have assumed, that the financial forecasts and estimates relating to Smart & Final that we have been directed to utilize for purposes of our analyses and opinion have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Smart & Final as to the future financial performance of Smart & Final and the other matters covered thereby. We express no opinion as to any financial forecasts or estimates or the assumptions on which they are based.

        We have relied upon the assessments of the management of Smart & Final as to, among other things, (i) the potential impact on Smart & Final of market, competitive, macroeconomic and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the food retail and foodservice industries and the geographic regions in which Smart & Final operates, including with respect to food inflation and commodity prices and supply, (ii) matters relating to Smart & Final's pension and benefit plans, including with respect to related liabilities and expenses, the expected return on plan assets and the required amounts and timing for funding of such pension and benefit plans, (iii) matters relating to Smart & Final's lease arrangements, including, without limitation, with respect to financial and other terms and implications of such arrangements, and (iv) Smart & Final's existing and future agreements and other arrangements involving, and the ability to attract, retain and/or replace, key employees, joint venture partners, suppliers, third-party operators, common carriers and other commercial relationships. We have assumed that there will not be any developments with respect to any such matters (including, without limitation, as a result of changes in the accounting treatment of lease arrangements or otherwise) that would be meaningful in any respect to our analyses or opinion.

        Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. As you are aware, the credit, financial and stock markets, the industry in which Smart & Final operates and the securities of Smart & Final have experienced and continue to experience volatility and we express no view or opinion as to any potential effects of such volatility on Smart & Final or the Transaction.

        We have made no independent investigation of, and we express no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to Smart & Final or the Transaction and we have assumed the correctness in all respects meaningful to our analyses and opinion of all legal, regulatory, accounting and tax advice given to Smart & Final, the Board of Directors of Smart & Final

The Strategic Review Committee of the Board of Directors
The Board of Directors
Smart & Final Stores, Inc.
April 16, 2019

(the "Board") and/or the Strategic Review Committee of the Board (the "Strategic Review Committee"), including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Smart & Final or the Transaction and legal, regulatory, accounting and tax consequences to Smart & Final or its securityholders of the terms of, and transactions contemplated by, the Merger Agreement and related documents. We have assumed that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Transaction, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition will be imposed or occur that would have an adverse effect on Smart & Final or the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed that the final Merger Agreement, when signed by the parties thereto, will not differ from the execution version reviewed by us in any respect meaningful to our analyses or opinion.

        Our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to Smart & Final, nor does it address the underlying business decision by Smart & Final to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein, including the form or structure of the Transaction or any term, aspect or implication of any limited guarantee, tender and support agreement or other agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from, the Transaction or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to holders of Smart & Final Common Stock (to the extent expressly specified herein) and we have not been asked to, and our opinion does not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities, creditors or other constituencies of Smart & Final or any other party. In addition, no opinion or view is expressed with respect to, and our opinion does not address, the individual circumstances of or relative fairness of the Consideration among holders of Smart & Final Common Stock or any other securities of Smart & Final, or any rights, preferences, restrictions or limitations (whether by virtue of control, voting, liquidity or otherwise) that may be attributable to any such securities or that may distinguish any holders thereof. We express no view or opinion as to the prices at which shares of Smart & Final Common Stock or any other securities of Smart & Final may trade or otherwise be transferable at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration or otherwise. The issuance of our opinion has been authorized by the Fairness Committee of Jefferies LLC.

        It is understood that our opinion is for the use and benefit of the Strategic Review Committee and the Board (in their respective capacities as such) in their evaluation of the Consideration from a financial point of view. Our opinion does not constitute a recommendation as to whether any securityholder should tender shares of Smart & Final Common Stock in the Tender Offer or how any securityholder should act with respect to the Transaction or any other matter.

        We have been engaged to act as a financial advisor to the Strategic Review Committee in connection with the Transaction and will receive a fee for our services, of which a portion is payable upon delivery of this opinion and the principal portion is contingent upon consummation of the Tender

The Strategic Review Committee of the Board of Directors
The Board of Directors
Smart & Final Stores, Inc.
April 16, 2019

Offer. In addition, Smart & Final has agreed to reimburse us for expenses incurred in connection with our engagement and to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement.

        As you are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide financial advisory and financing services unrelated to the Transaction to Ares Management, L.P. ("Ares"), certain funds of which are significant stockholders of Smart & Final, and certain of its affiliates and/or portfolio companies, for which services we and our affiliates have received and would expect to receive compensation, including, during the past two years, having acted or acting as (a) financial advisor in connection with certain acquisition and sale transactions and (b) sole or joint bookrunner and/or joint arranger in connection with certain equity and debt offerings. As you also are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide financial advisory and financing services unrelated to the Transaction to Apollo and certain of its affiliates and/or portfolio companies, for which services we and our affiliates have received and would expect to receive compensation, including, during the past two years, having acted or acting as a financial advisor in connection with certain acquisition and sale transactions. In the ordinary course of business, we and our affiliates may trade or hold securities of Smart & Final and certain portfolio companies of Ares and/or Apollo and their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities.

        Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Smart & Final Common Stock (other than Apollo, First Street Parent, Purchaser and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,
JEFFERIES LLC

ANNEX B

Centerview Partners LLC
31 West 52nd Street
New York, NY 10019

April 16, 2019

The Strategic Review Committee of the Board of Directors
The Board of Directors
Smart & Final Stores, Inc.
600 Citadel Drive
Commerce, California 90040

The Strategic Review Committee and the Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the "Shares") (other than Excluded Shares, as defined below), of Smart & Final Stores, Inc., a Delaware corporation (the "Company"), of the $6.50 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the "Agreement") by and among First Street Parent, Inc., a Delaware corporation ("Parent"), First Street Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the "Tender Offer") at a price of $6.50 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the "Merger" and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the "Transaction"), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares owned immediately prior to the effective time of the Merger by the Company, (ii) Shares owned as of the commencement of the Tender Offer and immediately prior to the effective time of the Merger by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and any direct or indirect wholly owned subsidiary of the Company, and (iii) Shares irrevocably accepted by Purchaser for purchase pursuant to the Tender Offer (with all funds necessary to purchase such Shares having been provided to the depositary agent for the Tender Offer pursuant to the terms of the Agreement)) (the shares referred to in clauses (i), (ii) and (iii), together with any other Shares held by any affiliate of the Company or of Parent, "Excluded Shares") will be converted into the right to receive $6.50 per Share in cash, without interest (the $6.50 per Share consideration to be paid in the Tender Offer and the Merger, the "Consideration"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

        We have acted as financial advisor to the Strategic Review Committee of the Board in connection with the Strategic Review Committee's evaluation of the Tender Offer and the Merger. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Tender Offer. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

        We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory services to the Company and we have not received any compensation from the Company during such period. We note that we are currently providing financial advisory services to a portfolio company of Ares Management Corp. ("Ares") with respect to matters unrelated to the Company and in the future we may be formally engaged and may receive fees with respect to such matters. In the past two years (i) we from time to time provided financial advisory services unrelated to the Company or the Transaction to Hexion Inc., a portfolio company of Apollo Global Management, LLC ("Apollo"), an affiliate of Parent, and (ii) we were engaged on behalf of Apollo and/or its affiliates to provide financial advisory services to Apollo and/or its affiliates as lenders under a debtor-in-possession loan facility entered into in connection with a bankruptcy proceeding unrelated to the Company or the Transaction. We received compensation for certain of the foregoing services. In addition, in the past two years, we have been engaged to provide, and in certain cases are currently providing, financial advisory services unrelated to the Company or the Transaction to financial creditor groups or ad hoc creditor committees (of which one or more affiliates of Ares and/or Apollo is a member) in connection with restructurings or potential restructurings involving the relevant issuer, and we have received, and may in the future receive, compensation for such services. We also note that in the past two years we were engaged to provide financial advisory services to a committee of independent members of the Board of Directors of Caesars Entertainment Corporation, a publicly traded portfolio company of Apollo and TPG Capital, LP ("TPG"), in connection with a merger transaction with Caesars Acquisition Corporation, another publicly traded portfolio company of Apollo and TPG, and other matters, and we received compensation for such services. We may provide financial advisory and other services to or with respect to the Company, Ares, Parent or Apollo or their respective affiliates, including portfolio companies of Ares and Apollo, in the future, for which we may receive compensation. Certain (i) of our and our affiliates' directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds, and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Ares, Parent, Apollo or any of their respective affiliates, including portfolio companies of Ares and Apollo, or any other party that may be involved in the Transaction.

        In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated April 16, 2019 (the "Draft Agreement"), (ii) Annual Reports on Form 10-K of the Company for the fiscal years ended December 30, 2018, December 31, 2017 and January 1, 2017, (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company, (iv) certain publicly available research analyst reports for the Company, (v) certain other communications from the Company to its stockholders, and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the "Forecasts") (collectively, the "Internal Data"). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with certain of the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

        We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion.

        We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

        We express no view as to, and our opinion does not address, the Company's underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage, including without limitation the sale of one or more business units of the Company. We understand and have assumed that other financial advisors acting on behalf of the Board of Directors of the Company have solicited expressions of interest from a broad number of potential acquirors of the Company and/or certain assets of the Company, and we have considered the results of such solicitation in connection with this opinion. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how such stockholder or other person should otherwise act with respect to the Transaction or any other matter.

        Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Strategic Review Committee of the Board of Directors of the Company and the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Transaction.

        The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

        Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,
CENTERVIEW PARTNERS LLC

ANNEX C
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of

Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.